LITHIUM ARGENTINA AG

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
to be held June 19, 2025

MANAGEMENT INFORMATION CIRCULAR

Dated: May 9, 2025

LETTER TO SHAREHOLDERS

Dear Fellow Lithium Argentina AG Shareholders,

On behalf of the board of directors (the "Board") of Lithium Argentina AG ("Lithium Argentina", the "Company", "we" or "our"), it is our pleasure to invite you to attend the annual meeting of shareholders on June 19, 2025 at 11:00 a.m. (Central European Time) to be held at PricewaterhouseCoopers AG, Dammstrasse 21, 6300 Zug, Switzerland (the "Meeting").

This management information circular (the "Circular") provides you with information for purposes of voting on items of business that will be considered at the Meeting. Shareholders will be asked to consider and vote upon routine annual general meeting items; however, as this is our first annual meeting as a Swiss-domiciled company, shareholders will note certain additional items required under Swiss corporate law being put to shareholders for approval including, but not limited to: approval of the financial statements of the Company for the year ended December 31, 2024; approval of amendments to the Company's capital band and conditional capital; the election of the executive chair and the members of the governance, nomination, compensation and leadership committee; election of the Swiss statutory auditor; on an advisory basis, the approval of our approach to executive compensation; the approval of the compensation to the Board and executive management team; and the election of the Swiss statutory independent voting representative.

This past year marked a significant milestone for our Company, and we are very proud of what our team has accomplished.

Most notably, Cauchari-Olaroz exceeded its annual production targets. During 2024, and in less than 12 months since the chemical plant's completion, Cauchari-Olaroz produced 25,400 tonnes of lithium carbonate, becoming the largest lithium carbonate operation in Argentina. Production steadily increased throughout the year, a clear reflection of strong on-site execution and the asset's long-term performance potential.

We also made meaningful strides in community engagement and sustainable practices. Our teams in Argentina work closely with local stakeholders to ensure that the operation brings long-term benefits to the region - through employment, infrastructure, and social stewardship. In 2024, Cauchari-Olaroz achieved three ISO certifications, demonstrating our commitment to quality, safety, environmental protection, and the responsible use of natural resources.

While our primary focus has been and remains the operation of Stage 1 at Cauchari-Olaroz, we have begun outlining the details of our longer-term growth plans. A key initiative is the integration of a solvent extraction-based direct lithium extraction ("DLE") process developed by Ganfeng Lithium Group Co., Ltd. ("Ganfeng"). This technology is designed to leverage high-quality brine resources and solar evaporation process. With the development of a 5,000 tonnes per year ("tpa") commercial-scale demonstration plant, we plan to integrate this technology into Stage 1. Expected to be completed early next year, the demonstration plant is anticipated to improve processing efficiencies, lower overall production and capital costs, all while reducing the operation's environmental footprint through lower water usage and a reduced need for reagents.

As part of our long-term objectives, we are advancing a regional development plan in collaboration with Ganfeng for the Pozuelos-Pastos Grandes basins. This includes Ganfeng's wholly-owned Pozuelos-Pastos Grandes project and the jointly-owned Pastos Grandes and Sal de la Puna projects. In 2024, significant progress was made, with data from early works studies compiled and now being validated by an independent third party. We recently executed a letter of intent with Ganfeng to jointly develop these resources, reinforcing our long-term commitment to the region.

The regional plan, expected to be finalized in 2025, targets 150,000 tpa of lithium carbonate equivalent through a multi-phase development strategy. Based on the ongoing development work, we expect the new DLE technology being used at the demonstration plant to support our future growth plans for both Stage 2 at Cauchari-Olaroz and future regional growth plans in Salta, Argentina.

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Alongside operational success, in 2024, we were able to effectively de-risk the operation's balance sheet through the completion of several strategic transactions and financings to bring down project-level debt and extend maturities. These efforts were supported by our partner's access to low-cost capital and longer-term debt facilities with international banks at competitive rates with extended maturities.

Lastly, we completed a corporate migration, officially moving our corporate domicile to Switzerland. This move is expected to provide greater strategic and financial flexibility going forward.

In closing, we are excited about the road ahead. Cauchari-Olaroz is a high-quality, low-cost project that, along with our regional development strategy, positions us to help meet growing battery market and lithium demand, being driven by the expansion of electric mobility and energy storage systems. By combining our strategic flexibility with a collaborative approach, we are well-positioned to leverage innovative processing technologies and a global network of partners and customers - all in pursuit of our shared goal of establishing Argentina as a leader in the lithium industry. We remain committed to delivering long-term value - for our shareholders, our partners and the communities we serve - as we contribute meaningfully to the global energy transition.

Your votes are important to us. We encourage you to read the Circular in advance to allow meaningful participation in the voting process.

On behalf of everyone at Lithium Argentina, we appreciate your ongoing support of our Company.

Sincerely,

"John Kanellitsas"	"Sam Pigott"
John Kanellitsas	Sam Pigott
Executive Chair	President and Chief Executive Officer

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NOTICE OF ANNUAL MEETING

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the holders ("Shareholders") of registered common shares ("Common Shares") of Lithium Argentina AG (the "Company" or "Lithium Argentina") will be held at PricewaterhouseCoopers AG, Dammstrasse 21, 6300 Zug, Switzerland at 11:00 a.m. (Central European Time) on June 19, 2025:

At the Meeting, Shareholders will be asked to consider and vote upon the following matters:

1. To approve the consolidated financial statements of the Company for the year ended December 31, 2024, together with the report of the auditor thereon.

2. To approve an increase and amendment to the capital band, as included in the Company's Articles of Association (the "Articles").

3. To approve an increase and amendment to the conditional capital for financing purposes, as included in the Company's Articles.

4. To re-elect eight (8) directors of the Company, each for a term extending until completion of the next annual general meeting.

5. To re-elect the Executive Chair of the Board of Directors of the Company (the "Board") for a term extending until completion of the next annual general meeting.

6. To re-elect the three (3) members of the Governance, Nomination, Compensation and Leadership Committee, each for a term extending until completion of the next annual general meeting.

7. To appoint for the financial year 2025, PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company.

8. To elect for the financial year 2025 PricewaterhouseCoopers AG as Swiss statutory auditor.

9. To approve a non-binding advisory resolution on the Company's executive compensation.

10. To approve the compensation of the Board for the period until the next annual general meeting.

11. To approve the compensation of the executive management team for the financial year 2026 under Swiss law.

12. To elect the Swiss statutory independent voting representative for a term extending until completion of the next annual general meeting.

The specific details of these matters to be put before the Meeting are set forth in the management information circular (the "Circular") accompanying this notice. The Board has approved the contents of the Circular and the distribution of the Circular to Shareholders. The consolidated financial statements and related management's discussion and analysis of the Company for the financial year ended December 31, 2024 have been mailed to those Shareholders who have previously requested to receive them. Otherwise, they are available upon request to the Company or they can be found on the Company's website at www.lithium-argentina.com, on SEDAR+ www.sedarplus.ca or on EDGAR at the website of the SEC at www.sec.gov/edgar. All Shareholders are reminded to review the Circular before voting.

This notice, the Circular and proxy materials are being made available to each Shareholder registered in the Company's share register as of close of business on April 29, 2025. Any additional Shareholders who are registered in the Company's share register as of the close of business on May 30, 2025, being the record date for voting set by the Board, but who were not registered in the share register as of April 29, 2025, will receive a copy of this notice, the Circular and proxy materials as soon as practicable after May 30, 2025. Shareholders not registered in the Company's share register as of May 30, 2025 will not be entitled to vote or grant proxies to vote at the Meeting. If you are a registered or non-registered Shareholder as of May 30, 2025, you may grant a proxy to vote on each of the items and any modification to any of the items or other matter on which voting is permissible under Swiss law and which is properly presented at the Meeting for consideration.

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Shareholders who are unable to attend the Meeting are encouraged to vote by mail, internet or telephone, as further described in the Circular. Shareholders will need the control number contained in the accompanying form of proxy in order to vote. Further information on how to vote at the Meeting can be found in the section titled "Voting Information - How to Vote" in the Circular. To be valid, a Shareholders proxy must be received by the independent voting rights representative no later than 11:00 a.m. (Central European Time) on June 17, 2025 or no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any postponement or adjournment thereof is held. The Company's independent voting representative for the Meeting is Anwaltskanzlei Keller AG, att. Lithium Argentina AG, P.O. Box 1889, CH-8027 Zurich, Switzerland.

Non-registered Shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form.

If you have any questions relating to the Meeting, please contact the Company at 778-653-8092 or by email at ir@lithium-argentina.com.

DATED this 9th day of May, 2025.

On behalf of the Board of Directors

(signed) "John Kanellitsas"

Executive Chair

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SCHEDULES

Schedule "A" Board Mandate	A-1
Schedule "B" Articles of Association	B-1

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GENERAL INFORMATION

DATE OF INFORMATION

All information in this management information circular (the "Circular") of Lithium Argentina AG (the "Company" or "Lithium Argentina") is dated as of May 9, 2025 except as otherwise noted herein.

CURRENCY

This Circular contains references to United States dollars (USD, US$ or $) and Canadian dollars (C$). All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars.

COMMITTEE ABBREVIATIONS

Committees of the Board are abbreviated in certain tables in this Circular as follows:

  Audit and Risk Committee - "ARC"

  Sustainable Development Committee - "SDC"

  Governance, Nomination, Compensation and Leadership Committee - "GNCLC".

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

Holders of Common Shares (as defined below) as of the close of business on May 30, 2025 (the "Record Date") are entitled to vote at the Meeting (as defined below) as a Shareholder (as defined below). Shareholders whose names have been entered in the register of shareholders as of the close of business on the Record Date will be entitled to receive notice of the Meeting and shall have one vote per Common Share at the Meeting. As of the date of this Circular, the Company had 161,969,693 fully paid and non-assessable registered common shares each with a par value of USD0.01 (each, a "Common Share") issued and outstanding. Further information on which Shareholders are entitled to vote at the Meeting can be found in the section titled "Voting Information - How to Vote" in this Circular.

To the knowledge of the directors and executive officers of the Company, no person or company, directly or indirectly, beneficially owns or exercises control or direction over, 10% or more of the Common Shares.

MEETING REPRESENTATIONS

No person is authorized to give any information or to make any representation concerning the Meeting other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized.

ADDITIONAL INFORMATION

Financial information about the Company is included in its annual financial statements and management's discussion and analysis ("MD&A") for the most recently completed financial year. These documents, along with the Company's Annual Report on Form 20-F (as defined below), are filed under its profile on SEDAR+ at www.sedarplus.ca and on EDGAR at the website of the SEC at www.sec.gov/edgar. Information concerning the Company, including printed copies of the annual financial statements and MD&A, may be obtained by any shareholder of the Company ("Shareholder") free of charge by contacting the Company at 778-653-8092 or by email at info@lithium-argentina.com.

FORWARD-LOOKING STATEMENTS

This Circular (including the letter attached thereto) and documents referred to herein include and incorporate statements that are prospective in nature that constitute forward-looking information and/or forward-looking statements within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements include, but are not limited to, statements concerning the Company's future objectives and strategies to achieve those objectives, the Company's outlook and expectations in the letter attached hereto, including, without limitation, our expectations on the timing and benefits with respect to the integration of the direct lithium extraction process developed by Ganfeng 9as defined below) and the development of a 5,000 tonnes per year commercial-scale demonstration plan into Stage 1, our expectations with respect to the regional development plan the Pozuelos-Pastos Grandes basins (the timing and benefits thereof and targeted production capacity); the Company's plans with respect to its compensation and governance programs; and other business items at the Meeting; as well as other statements with respect to management's beliefs, plans, estimates and intentions, and similar statements concerning anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "outlook", "objective", "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue", or similar expressions suggesting future outcomes or events.

Forward-looking statements reflect management's current beliefs, expectations and assumptions and are based on information currently available to management, management's historical experience, perception of trends and current business conditions, expected future developments and other factors which management considers appropriate. With respect to the forward-looking statements included in or incorporated into this Circular, the Company has made certain assumptions with respect to, among other things, that no unforeseen changes in the legislative and operating framework for the business of the Company, that the Company will meet its future objectives and priorities, that the Company will have access to adequate capital to fund its future projects and plans, that the Company's future projects and plans will proceed as anticipated, as well as assumptions concerning general economic and industry growth rates, commodity prices, currency exchange and interest rates and competitive conditions.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve known and unknown risks and uncertainties and other factors that could cause actual results to differ materially from those contemplated by such statements. Factors that could cause such differences include, but are not limited to: uncertainties inherent to feasibility studies and mineral resource and reserve estimates; global financial markets, general economic conditions, competitive business environments, and other factors that may negatively impact the Company's financial condition; the inability of the Company to secure sufficient additional financing to develop the Company's mineral projects; and all the other risk factors identified in the Company's latest annual report on form 20-F (the "Annual Report on Form 20-F").

All forward-looking statements included in this Circular are qualified by these cautionary statements. The forward-looking statements contained herein are made as of the date of this Circular and, except as required by applicable law, the Company does not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Readers are cautioned that the actual results achieved will vary from the information provided herein and that such variations may be material. Consequently, there are no representations by the Company that actual results achieved will be the same in whole or in part as those set out in the forward-looking statements.

VOTING INFORMATION

PROXY SOLICITATION

The Company is providing this Circular to Shareholders to solicit proxies for use at the annual general meeting (the "Meeting" or "2025 Meeting") of Shareholders to be held at PricewaterhouseCoopers AG, Dammstrasse 21, 6300 Zug, Switzerland at 11:00 a.m. (Central European Time) on June 19, 2025.

The Board of Directors of the Company (the "Board") is primarily soliciting proxies by mail, but may also contact Shareholders by telephone, email, internet or other means of communication. The Company will pay the costs of soliciting proxies. The Company may also pay reasonable costs incurred by intermediaries who are registered owners of Common Shares (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) to deliver the notice package to non-registered (beneficial) holders of such Common Shares. The Company will provide, without cost to such persons, upon request to the Vice President, Investor Relations and ESG of the Company, additional copies of the foregoing documents required for this purpose. The cost of solicitation will be borne by the Company. The Company may utilize the Broadridge QuickVoteTM service to assist Shareholders with voting their Common Shares.

WHO CAN VOTE

Holders of Common Shares as of the close of business on the Record Date are entitled to vote at the Meeting as a Shareholder. Only Shareholders whose names have been entered in the register of shareholders as of the close of business on the Record Date will be entitled to receive notice of the Meeting and shall have one vote per Common Share at the Meeting.

The notice of meeting (the "Notice of Meeting"), the Circular and proxy materials are being made available to each Shareholder registered in the Company's share register as of close of business on April 29, 2025. Any additional Shareholders who are registered in the Company's share register as of the close of business on May 30, 2025, being the Record Date, but who were not registered in the share register as of April 29, 2025, will receive a copy of the Notice of Meeting, the Circular and proxy materials as soon as practicable after May 30, 2025. Shareholders not registered in the Company's share register as of the Record Date will not be entitled to vote or grant proxies to vote at the Meeting. If you are a registered or non-registered Shareholder as of the Record Date, you may grant a proxy to vote on each of the items and any modification to any of the items or other matter on which voting is permissible under Swiss law and which is properly presented at the Meeting for consideration.

The Company has requested that banks, brokerage firms and other nominees who hold their registered Common Shares on behalf of the owners of the registered Common Shares (such owners are often referred to as "non-registered Shareholders") as of the close of business on April 29, 2025 to forward either a notice or a printed copy of these materials, together with a proxy or VIF (as defined below), to those non-registered Shareholders.  The Company will make such request again on the Record Date.

The Company's articles of association (the "Articles") provide that the quorum for the transaction of business at the Meeting is at least two Shareholders who hold in aggregate at least 5% of the issued Common Shares entitled to vote at the Meeting.

Items 2 and 3 require the affirmative vote of at least two-thirds of the votes present or represented at the Meeting (an "Important Resolution"). An "ABSTAIN" or invalid ballot will have the effect of a vote "AGAINST" these items.

Items 1, 4 through 6, 8, and 10 through 12 require the affirmative vote of a simple majority of the votes present or represented at the Meeting. An "ABSTAIN" or invalid ballot will have the effect of a vote "AGAINST" these items.

Shareholder approval of the appointment for the financial year 2025, PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company, is not required by law or by our Articles or by-laws, but Shareholders' views are important to the Board and the ARC. If Shareholders do not appoint for the financial year 2025, PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company, our Board and ARC will reconsider PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company.

Item 9 is advisory and non-binding on Lithium Argentina, however, the Board will review voting results on this item and will give consideration to such results.

VOTER TYPES

Voters fall into two categories:

  Registered Shareholders, meaning Shareholders who hold Common Shares as record holder, that is Common Shares held directly in their names with our transfer agent, Computershare Investor Services Inc.; or

  Non-registered Shareholders, meaning beneficial Shareholders who do not hold Common Shares as record holder, that is Common Shares held indirectly in the name of an intermediary such as a brokerage firm, bank, trust company or clearing agency (for example, The Canadian Depository for Securities Limited commonly known as CDS, or The Depository Trust Company).

HOW TO VOTE

Voting occurs at the Meeting by attending the Meeting in person and voting at the Meeting or by appointing a third party, who need not be a Shareholder, as a proxy to vote at the Meeting, or by submitting voting instructions electronically over the internet or by telephone or by return of the proxy by mail to the independent voting rights representative for it to vote at the Meeting.

VOTING METHOD	SHAREHOLDER VOTING OPTIONS
VOTE AT PROXYVOTE.COM USING YOUR COMPUTER OR MOBILE DATA DEVICE USING YOUR CONTROL NUMBER WHICH IS LOCATED ON YOUR FORM OF PROXY OR VOTING INSTRUCTION FORM
BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: CANADA (ENGLISH) 1-800-474-7493 OR (FRENCH) 1-800-474-7501, OR US 1-800-454-8683

You can use either option below: BY MAIL: THIS PROXY FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED. BY MAIL: DATA PROCESSING CENTRE P.O. BOX 3700 STN INDUSTRIAL PARK MARKHAM, ON, L3R 9Z9

Registered Shareholders

Registered Shareholders may only vote their Common Shares if they or third parties appointed as their proxies are present at the Meeting. In addition, registered Shareholders may appoint as their proxy the independent voting rights representative to vote their Common Shares in the enclosed proxy and returning the completed proxy by mail to the address indicated below, or by submitting voting instructions electronically over the internet or by telephone, as also indicated below. The independent voting rights representative will vote all Common Shares for which it is the proxy as specified by the Shareholders on the proxy or in its electronic voting instructions.

A registered Shareholder desiring to name as proxy someone other than the independent voting rights representative may do so by inserting the full name of such other person. In that case, the Shareholder must sign the proxy and deliver it to the person named, and the person named must be present, present appropriate identification and vote at the Meeting.

Common Shares owned by registered Shareholders who have timely submitted their proxy instructions and specifically indicated their votes, will be voted by the independent voting rights representative as indicated. Common Shares owned by registered Shareholders who have timely submitted their proxy instructions and have not specifically indicated their votes, instruct the independent voting rights representative to vote in the manner recommended by the Board. If any modifications to agenda items identified in the Notice of Meeting or other matters on which voting is permissible under Swiss law are properly presented at the Meeting for consideration, you are deemed to instruct the independent voting rights representative, in the absence of other specific instructions, to vote in accordance with the recommendations of the Board.

The Board recommends the following votes:

1. FOR the approval of the consolidated financial statements of the Company for the year ended December 31, 2024, together with the report of the auditor thereon.

2. FOR approving an increase and amendment to the capital band, as included in the Company's Articles.

3. FOR approving an increase and amendment to the conditional capital for financing purposes, as included in the Company's Articles.

4. FOR re-electing eight (8) directors of the Company, each for a term extending until completion of the next annual general meeting.

5. FOR re-electing the Executive Chair of the Board for a term extending until completion of the next annual general meeting.

6. FOR re-electing the three (3) members of the GNCLC, each for a term extending until completion of the next annual general meeting.

7. FOR appointing for the financial year 2025, PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company.

8. FOR electing for the financial year 2025 PricewaterhouseCoopers AG as Swiss Statutory Auditor.

9. FOR approving a non-binding advisory resolution on the Company's executive compensation.

10. FOR approving the compensation of the Board for the period until the next annual general meeting.

11. FOR approving the compensation of the Executive Management Team (as defined below) for the financial year 2026 under Swiss law.

12. FOR electing the Swiss statutory independent voting representative for a term extending until completion of the next annual general meeting.

Registered Shareholders electing to submit a proxy may do so by:

a) Mail - complete, sign, date and mail your proxy to Broadridge Financial Solutions, Inc. ("Broadridge") in the enclosed business reply envelope or by mail to:

DATA PROCESSING CENTRE
P.O. BOX 3700 STN INDUSTRIAL PARK
MARKHAM, ON, L3R 9Z9

b) Internet voting - vote your proxy online at www.proxyvote.com using the 16-digit number located at the bottom of your proxy. By voting online, you will give voting instructions to the independent voting rights representative; or

c) Telephone - vote your proxy by telephone at CANADA (ENGLISH) 1-800-474-7493 or (FRENCH) 1-800-474-7501, or US 1-800-454-8683. By voting by telephone, you will give voting instructions to the independent voting rights representative.

In all cases, the proxy must be received no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any postponement or adjournment thereof is held.

Non-Registered Shareholders

The Company sends Meeting materials to intermediaries for delivery to non-registered Shareholders who have not waived the right to receive them and pays for delivery costs to objecting beneficial Shareholders.

If a non-registered Shareholder has not waived the right to receive Meeting materials, their intermediary is required for the delivery of the Meeting materials. The materials will generally include a voting instruction form ("VIF") that will allow non-registered Shareholders to vote their Common Shares through the independent voting rights representative.

The VIF should be completed, signed and returned to the non-registered Shareholder's intermediary. Non-registered Shareholders can also vote by telephone or online per the VIF instructions. Non-registered Shareholders whose intermediary has appointed Broadridge as their proxy communications agent are asked to return their VIF using the following methods on the date noted on their VIF:

a) Mail - complete, sign, date and mail your VIF to Broadridge in the enclosed business reply envelope or by mail to:

DATA PROCESSING CENTRE
P.O. BOX 3700 STN INDUSTRIAL PARK
MARKHAM, ON, L3R 9Z9

b) Internet voting -online at www.proxyvote.com using the 16-digit number located at the bottom of your VIF; or

c) Telephone -by telephone at CANADA (ENGLISH) 1-800-474-7493 or (FRENCH) 1-800-474-7501, or US 1-800-454-8683.

Should a non-registered Shareholder who received one of the above forms wish to vote at the Meeting (or have another person attend and vote on behalf of the non-registered Shareholder), the non-registered Shareholder must follow the instructions on the VIF to indicate that such other person will attend and vote at the Meeting. Non-registered Shareholders should carefully follow the instructions contained in the VIF of their intermediaries and contact them directly with any questions regarding the voting of Common Shares owned by them.

Voting instructions must be received in sufficient time to allow for the VIF to be forwarded by the intermediary to the independent voting rights representative no later than 11:00 a.m. (Central European Time) on June 17, 2025 and no later than 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the date on which the Meeting or any postponement or adjournment thereof is held.

To attend and vote at the Meeting in person, U.S. non-registered Shareholders must first obtain a valid legal proxy from their intermediary. The U.S. non-registered Shareholder must follow the instructions from their intermediary included with the notice package, or contact their intermediary to request a legal proxy form.

VOTING CHANGES

Shareholders can make changes to how they have voted their Common Shares by proxy in advance of the Meeting.

A registered Shareholder who has given a proxy may revoke it at any time not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting time or, if adjourned, any reconvened meeting time by sending written notice of revocation signed by the registered Shareholder or their authorized attorney (or for corporations who are registered Shareholders, by an authorized officer or attorney under the corporate seal) to Broadridge:

DATA PROCESSING CENTRE
P.O. BOX 3700 STN INDUSTRIAL PARK
MARKHAM, ON, L3R 9Z9

A proxy may also be revoked by changing your electronic voting instructions submitted online or by telephone, or in any other manner permitted by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the time of the revocation. A registered Shareholder or duly appointed proxyholder attending the Meeting has the right to vote and, if he or she does so, his or her proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the Meeting.

A non-registered Shareholder wishing to change their vote must, at least seven days before the Meeting, contact their intermediary to change their vote and follow their intermediary's instructions. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

SPECIFIC VOTING INSTRUCTIONS

Common Shares represented by the independent voting rights representative will be voted by the independent voting rights representative at the Meeting in accordance with the specific instructions made by the respective holder. Except with respect to broker non-votes described below where no choice is specified, holders of Common Shares who have timely submitted voting instructions, but have not specifically indicated their votes are deemed to instruct the independent voting rights representative to vote in the manner recommended by the Board. If any modifications to agenda items identified in the Notice of Meeting or other matters on which voting is permissible under Swiss law are properly presented at the Meeting for consideration, you instruct the independent voting rights representative, in the absence of other specific instructions, to vote in accordance with the recommendations of the Board. At the time of posting this Circular in accordance with Notice-and-Access (as defined below), the Board knows of no such amendments, variations or other matters to come before the Meeting.

We may periodically receive voting updates in advance of the Meeting. The disclosure of vote information to the Company in advance of the Meeting will comply with applicable requirements. Shareholders seeking to benefit from the special Swiss voting confidentiality rules (only allowing for aggregate reporting of instructions submitted to the independent proxy no earlier than three business days before the Meeting) need to be registered as Shareholders in the Company's share register on or before the Record Date and vote as registered Shareholders.

Under rules of the New York Stock Exchange ("NYSE"), brokers and other intermediaries holding shares in street name for their customers are generally required to vote these shares in the manner directed by their customers. If their customers do not give any direction, brokers may vote the securities at their discretion on routine matters, but not on non-routine matters. Other than approving the consolidated financial statements of the Company for the year ended December 31, 2024; approving the increase and amendment to the capital band, as in included in the Articles; approving the increase and amendment to the conditional capital for financing purposes, as included in the Articles; the appointment of the Company's auditor; the appointment of the Company's Swiss statutory auditor; and re-election of the independent voting rights representative, the Company believes that all of the other matters to be voted on at the Meeting are non-routine matters and brokers governed by NYSE rules may not vote the securities held in street name for their customers in relation to these items of business without direction from their customers. The absence of a vote on a non-routine matter is referred to as a broker non-vote. Broker non-votes will have no impact on the election of directors or any other matter to be voted on at the Meeting that is a non-routine matter. A broker non-vote is not considered to be an "ABSTAIN" vote.

NOTICE TO U.S. SHAREHOLDERS

This Circular is prepared in accordance with applicable disclosure requirements in Canada. As a "foreign private issuer" under the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), the Company is exempt from proxy rules under the U.S. Exchange Act. This means that the content of this Circular may be different from proxy statements prepared by U.S. domestic issuers in accordance with the proxy rules under the U.S. Exchange Act.

NOTICE-AND-ACCESS

The Company is using the notice-and-access provisions ("Notice-and-Access") under National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 - Continuous Disclosure Obligations to distribute the proxy-related materials (including this Circular), the audited financial statements of the Company for the year ended December 31, 2024 and related auditor's report and MD&A to Shareholders. This allows the Company to post electronic versions of the Meeting materials on SEDAR+ at www.sedarplus.ca, and on the Company's website at https://investors.lithium-argentina.com instead of mailing paper copies to Shareholders. Notice-and-Access is more environmentally friendly, reduces the use of paper and certain physical delivery-related emissions, and more cost effective for the Company, as it reduces print and mailing costs.

Shareholders still have the right to request paper copies of the Meeting materials posted online by the Company under Notice-and-Access if they choose. The Company will not use the "stratification" procedure for Notice-and-Access, where a paper copy of the Meeting materials is provided along with the notice package. Shareholders may ask the Company additional questions about Notice-and-Access by calling the following numbers:

Canadian Proxy Line:
TFN: 844-916-0609
Direct Dial: 303-562-9305

French Canadian Proxy Line (Voicemail):
TFN: 844-973-0593
Direct Dial: 303-562-9306

The Meeting materials are available under the Company's profile on SEDAR+ at www.sedarplus.ca, on EDGAR at the website of the SEC at www.sec.gov/edgar and on the Company's website at https://investors.lithium-argentina.com. The Company will provide paper copies of the Meeting materials including proxy-related materials such as the Circular, the audited financial statements of the Company for the year ended December 31, 2024, the auditor's report and the related MD&A free of charge, for a period of up to one year from the date the Circular is filed on SEDAR+ at www.sedarplus.ca and on EDGAR at the website of the SEC at www.sec.gov/edgar.

Shareholders who wish to receive a paper copy of the Meeting materials in advance of the Meeting should submit their request no later than June 9, 2025, to allow themselves sufficient time to receive and review the materials before the proxy submission deadline of 11:00 a.m. (Central European Time) on June 17, 2025. Materials will be sent within three business days of receiving a request if the request is received before the Meeting date, or within 10 days if received on or after the Meeting date.

To request a copy of the full set Meeting materials please dial 1-877-907-7643 and enter the 16-digit control number located on your form of proxy or VIF. If you do not have a 16-digit control number, please dial (English) 1-844-916-0609 or (French) 1-844-973-0593. If you are calling from outside North America, please dial (English) 1-303-562-9305 or (French) 303-562-9306.

Shareholders will be sent a paper copy of a notice package under Notice-and-Access by pre-paid mail containing: (i) a notification about the Company's use of Notice-and-Access with instructions about how to access the proxy-related materials online, and (ii) for registered Shareholders, a form of proxy, or for non-registered Shareholders a VIF.

SHAREHOLDER PROPOSALS

Under Swiss law, a Shareholder of record can request in writing for an item to be put on the agenda for an annual general meeting provided that the requesting Shareholder must hold, individually or together with other Shareholders with whom the proposal is made, at least 0.5% of the total share capital or of the votes, and the request must be submitted to the chairperson of the Board at least three months before the anniversary of the previous year's ordinary Shareholders' meeting and shall be in writing, specifying the item and the proposal.

ITEMS OF BUSINESS

At the Meeting, the following items of business will be conducted:

ITEM 1. APPROVAL OF FINANCIAL STATEMENTS

Under Swiss law, the consolidated financial statements must be submitted to Shareholders for approval at each annual general meeting. If Shareholders do not approve this proposal, the Board may consider calling an extraordinary general meeting of Shareholders for reconsideration of this proposal by Shareholders.

The annual consolidated financial statements of the Company are available at www.lithium-argentina.com. In its audit report, PricewaterhouseCoopers LLP, as auditor of the Company, expresses its opinion that the consolidated financial statements of the Company present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.

The Board recommends a vote FOR the approval of the consolidated financial statements of the Company for the year ended December 31, 2024, together with the report of the auditor thereon.

ITEM 2. INCREASE AND AMENDMENT TO THE CAPITAL BAND

The Board wishes to increase its authority to issue shares under the Company's capital band in the Articles from 10% to 50% of the Company's issued share capital and to maintain the current authority to cancel shares under the Company's capital band in the Articles at 10% of the Company's issued share capital. To do so, the Board proposes to (i) maintain the lower limit of the capital band at up to USD 1,457,390.11 (lower limit), and increase the upper limit of the capital band up to USD 2,428,983.51 (upper limit); and (ii) authorize the Board to maintain the Company's share capital up to the lower limit and increase the Company's share capital up to the upper limit at any time and as often as required until June 19, 2030 by, respectively, issuing new Common Shares, to be fully paid up, including, where so determined by the Board, subject to the limitations set forth in the Articles, by withdrawing shareholders' preferential subscription rights, and cancelling Common Shares; and (iii) amend Article 4 of the Articles as set out in the resolution below.

The Board believes it is advisable and in the best interests of the Company to ensure the Company has flexibility to issue Common Shares in order to finance and pursue business and growth initiatives while recognizing that the Company's Shareholder base is predominantly located in North America, where its peers generally have authorized capital structures that provide for an unlimited number of shares to be issuable. The increase and amendment to the capital band does not mean that there will be any increase in share capital. The Board does not currently have any plans to issue Common Shares out of the capital band. The Company's ability to issue Common Shares will remain subject to standard limitations pursuant to applicable stock exchange requirements. The share capital would only be increased if and when the Board makes use of its authorization.

Shareholders will be asked to consider and approve an Important Resolution of Shareholders, the full text of which is set out below (the "Capital Band Resolution"):

"BE IT RESOLVED as an Important Resolution that the capital band of the Company be approved by adopting "Article 4: Capital Band" of the articles of association attached as Schedule "B" to the management information circular of the Company dated May 9, 2025 as follows:

Article 4: Capital Band

1. The board of directors is authorized to conduct increases of the share capital up to an upper limit in the amount of USD 2,428,983.51 or to decrease the share capital down to a lower limit of an amount of USD 1,457,390.11 until 19 June 2030. The board of directors shall be authorized within the capital band to increase or decrease the share capital, as applicable, once or several times and in any (partial) amounts up to the upper limit or down to the lower limit or to cause the Company or any of its group companies to acquire (including under a share repurchase program) shares, directly or indirectly. The capital increase or reduction may be effected by issuing new fully paid-in registered shares with a par value of USD 0.01 each or by cancelling fully paid-in registered shares with a par value of USD 0.01 each, as applicable, each within the limits of the capital band, or by increasing or reducing the par value of the existing registered shares or by a simultaneous reduction and re-increase of the share capital, in each case within the limits of the capital band.

2. Within the capital band, shares may also, but not exclusively, be issued or cancelled in the event of a merger, consolidation (merger with one surviving entity), acquisition, public takeover or any other similar transaction (a "Strategic Transaction").

3. In case of a capital increase within the capital band, the board of directors shall determine the number of shares, the issue price, the form of payment required for subscription (including a cash contribution, contribution in kind, by off-setting claims against the Company, or by converting freely disposable equity), the date of issue, the conditions governing the exercise of subscription rights, the commencement of dividend entitlement and all other relevant terms of issuance. The board of directors may issue shares by way of an underwritten offering, direct placement or a similar transaction through the intermediation of financial institutions, a syndicate of financial institutions or another third party and a subsequent offer of such shares to the existing shareholders or third parties (if the subscription rights of the existing shareholders have been withdrawn or have not been exercised). The board of directors is authorized to permit, restrict or exclude the trading of subscription rights. In the event of subscription rights not being exercised, the board of directors may, at its discretion, either allow such rights to expire worthless, place them or the shares, for which subscription rights were granted but not exercised, at market conditions or use them in some other manner conducive to the interests of the Company.

4. The board of directors is authorized in the following cases to withdraw or restrict shareholders' subscription rights and to allocate such rights to third parties (including individual shareholders), the Company or any of its group companies:

(a) if the issue price of the new shares is determined by reference to the market price;

(b) for a Strategic Transaction or any acquisitions of companies, parts of companies or participations, royalty interests, real property, or for the financing of new investment projects of the Company or its group companies, for the acquisition of products, intellectual property or licenses by or for investment projects of the Company or any of its group companies, or, in each case, for the financing or refinancing of such transactions;

(c) for participation of partners in the context of strategic partnerships;

(d) for a capital raise in a fast and flexible manner or that serves to achieve a strategic objective of the Company and that would not be possible without the exclusion of the subscription rights of existing shareholders, or only with great difficulty or delay, or on significantly less favorable terms;

(e) for purposes of broadening the shareholder constituency of the Company in certain financial or investor markets or for purposes of the participation of strategic partners including financial investors;

(f) in connection with listing of new shares on domestic or foreign stock exchanges;

(g) for purposes of granting an over-allotment option (Greenshoe) in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s); or

(h) for the participation of members of the board of directors, members of the executive management, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its group companies, including arrangers and investment banks.

5. In the event of an increase of the share capital from conditional capital pursuant to these articles of association, the upper and lower limits of the capital band shall increase in an amount corresponding to such increase in the share capital.

6. In the event of a reduction of the share capital within the capital band, the board of directors shall, to the extent necessary, determine the use of the reduction amount. Without limitation to the foregoing, the board of directors may also use the reduction amount for the partial or full elimination of a share capital shortfall in the sense of art. 653p of the CO or may, in the sense of art. 653q of the CO, simultaneously reduce and increase the share capital to at least the previous amount.

7. In the event of a change of the par value of the shares, the par value of new shares subsequently issued within the capital band shall also be changed.

8. The new shares shall be subject to the limitations for registration in the share register pursuant to article 9 of these articles of association.

The Board recommends a vote FOR the Capital Band Resolution.

ITEM 3. INCREASE AND AMENDMENT TO THE CONDITIONAL CAPITAL FOR FINANCING PURPOSES

The Board wishes to increase the number of new shares issuable pursuant to the conditional capital for financing purposes from 10% to 40% of the Company's issued share capital. To do so, the Board proposes to amend Article 6 the Articles as set out in the resolution below.

The Board believes it is advisable and in the best interests of the Company to ensure the Company has flexibility to issue Common Shares in order to finance, pursue business and growth initiatives and in the case of conditional capital for financing purposes, re-finance existing convertible instruments, while recognizing that the Company's Shareholder base is predominantly located in North America, where its peers generally have authorized capital structures that provide for an unlimited number of shares to be issuable. The increase and amendment to the conditional capital for financing purposes does not mean that there will be any increase in share capital. The Board does not currently have any plans to issue Common Shares out of conditional capital for financing purposes. The Company's ability to issue Common Shares will remain subject to standard limitations pursuant to applicable stock exchange requirements. The share capital would only be increased if and when the Board makes use of its authorization.

Shareholders will be asked to consider and approve an Important Resolution of Shareholders, the full text of which is set out below (the "Financing Capital Resolution"):

"BE IT RESOLVED as an Important Resolution that the conditional capital of the Company be approved by adopting "Article 6: Conditional Share Capital for Financing Purposes" of the articles of association attached as Schedule "B" to the management information circular of the Company dated May 9, 2025 as follows:

Article 6: Conditional Share Capital for Financing Purposes

1. The share capital of the Company may be increased by a maximum amount of USD 647,728.93 through the direct or indirect issuance of no more than 64,772,893 registered shares that are to be fully paid-in and have a par value of USD 0.01 each, (i) further to the exercise of conversion, exchange, option, warrant, subscription or other rights to acquire shares, or (ii) as a result of obligations to acquire shares that are or were granted to or imposed upon shareholders or third parties alone or in connection with bonds, notes, loans, options, warrants or other securities or contractual obligations of the Company or any of its group companies (collectively, the "Financial Instruments").

2. Subscription rights of shareholders shall be excluded with respect to new shares issued in connection with Financial Instruments. The then current owners of such Financial Instruments shall be entitled to acquire the new shares issued upon conversion, exchange or exercise of the Financial Instruments. The main terms of the Financial Instruments shall be determined by the board of directors.

3. The board of directors is authorized to limit or withdraw advance subscription rights of shareholders in connection with the issuance of Financial Instruments by the Company or one of its group companies if (i) there is a valid reason pursuant to article 4(4) of these articles of association or (ii) the Financial Instruments are issued on appropriate terms or (iii) in connection with the 1.75% Convertible Senior Notes due 2027 as per the Indenture dated 6 December 2021, as amended. If the advance subscription rights are neither granted directly nor indirectly by the board of directors, the following shall apply: (x) the Financial Instruments shall be issued on appropriate terms; and (y) the Financial Instruments may be converted, exchanged or exercised during a maximum period of 30 years from the date of the relevant issuance of or entry into the Financial Instruments.

4. The exercise of conversion, option or similar rights as well as the waiver of these rights may be effected electronically or in writing. The declaration of exercise of conversion, option or similar rights based on this article 6 shall refer to this article 6.

5. The new shares shall be subject to the limitations for registration in the share register pursuant to article 9 of these articles of association.

The Board recommends a vote FOR the Financing Capital Resolution.

ITEM 4. ELECTION OF EIGHT DIRECTORS

The Board has nominated the following candidates for election to the Board, each for a term extending until completion of the next annual general meeting.

John Kanellitsas	Robert Doyle
Sam Pigott	Franco Mignacco
George Ireland	Calum Morrison
Diego Lopez Casanello	Monica Moretto

Shareholders will be asked to vote on the election of each of the eight directors to the Board individually. Each elected nominee will serve until the Company's next annual meeting of Shareholders. All nominees standing for election have confirmed they are eligible and willing to serve. See page 17 for information about each of the nominees and for general information about the Board.

The Board recommends a vote FOR each of the nominated directors.

ITEM 5. RE-ELECTION OF EXECUTIVE CHAIR

Pursuant to the Swiss corporate law and the Articles, the authority to elect the chairperson of the Board (the "Executive Chair") is vested with the general meeting of shareholders. The term of office of the Executive Chair is the same as the other directors' terms and extends until completion of the next annual general meeting. The Executive Chair elected at the Meeting will have the powers and duties as provided for in the Articles and by-laws of the Company.

Shareholders will be asked to vote on the election of John Kanellitsas as Executive Chair, who will serve until the Company's next annual meeting of Shareholders. Mr. Kanellitsas has confirmed that he is eligible and willing to serve.

The Board recommends a vote FOR the re-election of John Kanellitsas as Executive Chair.

ITEM 6. RE-ELECTION OF MEMBERS OF THE GOVERNANCE, NOMINATION, COMPENSATION AND LEADERSHIP COMMITTEE

Pursuant to Swiss corporate law and our Articles, the authority to elect the members of a company's compensation committee of the board of directors is vested with the general meeting of shareholders. The term of office of the members of the compensation committee is the same as the other directors' term and extends until completion of the next annual general meeting.

Shareholders will be asked to vote on the election of Calum Morrison, George Ireland and Robert Doyle as members of the GNCLC, who will serve until the Company's next annual meeting of Shareholders. All nominees standing for election have confirmed they are eligible and willing to serve. Calum Morrison is the current Chair of the GNCLC and the Board intends on re-appointing Calum Morrison as Chair of the GNCLC. See page 17 for information about each of the nominees.

The Board recommends a vote FOR each of the nominated directors as members of the GNCLC.

ITEM 7. APPOINT THE AUDITOR

Shareholders will be asked to vote on the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountant, to serve as auditor of the Company for Canadian and U.S. securities law purposes for the financial year 2025. PricewaterhouseCoopers LLP, Chartered Professional Accountant, has served as the Company's auditor since August 2015. See page 35 for details about fees paid to the auditor.

The Board recommends a vote FOR the appointment of the Company's auditor.

ITEM 8. ELECT THE SWISS STATUTORY AUDITOR

Shareholders will be asked to vote on the election of PricewaterhouseCoopers AG, to serve as the Company's Swiss statutory auditor firm for the fiscal year ending December 31, 2025. PricewaterhouseCoopers AG has served as the Company's Swiss statutory auditor since the Company's continuation to Switzerland on January 23, 2025.

Pursuant to Swiss law, Shareholders must elect an auditor supervised by the Swiss Federal Oversight Authority as the Company's statutory auditor. The statutory auditor's main task is to audit the standalone statutory financial statements and consolidated financial statements of Lithium Argentina in accordance with Swiss law and the Articles. The Board has recommended that PricewaterhouseCoopers AG be elected as Lithium Argentina's Swiss statutory auditor for the Company's consolidated financial statements and standalone statutory financial statements.

Representatives of PricewaterhouseCoopers AG will participate in the Meeting, will have the opportunity to make a statement and will be available to respond to questions Shareholders may ask.

The Board recommends a vote FOR the election of the Company's Swiss statutory auditor.

ITEM 9. APPROACH TO EXECUTIVE COMPENSATION

In line with its past practices, the Company will hold an advisory vote of Shareholders on its approach to executive compensation, as it believes it is important to ascertain Shareholder feedback on its practices in this area. The Company will disclose the results of the vote as part of its report on the voting results for the Meeting. The advisory vote is non-binding on the Company and it remains the duty of the Board to develop and implement appropriate executive compensation policies. However, the Board will take the results into account when considering the executive compensation plans and policies of the Company for future periods.

For details regarding the Company's executive compensation program and decisions made by the Board concerning executive pay for 2024, see the disclosure under the section titled "Executive Compensation" starting on page 43.

The Board recommends a vote FOR the non-binding advisory resolution on the Company's approach to executive compensation.

ITEM 10. APPROVAL OF THE MAXIMUM AGGREGATE COMPENSATION OF THE BOARD FOR THE PERIOD BETWEEN THE 2025 MEETING AND THE 2026 MEETING

As required by the Articles, Shareholders are provided, in accordance with Swiss law, the opportunity to vote at each annual general meeting on the maximum aggregate amount of compensation that can be paid or granted to the members of the Board for the period between the annual general meeting at which approval is sought and the next annual general meeting. The Shareholder vote is binding. As a result, Shareholders are being asked to ratify an amount of $1.5m as the maximum aggregate amount of compensation of the Board for the period between the 2025 Meeting and the 2026 annual general meeting (the "2025/2026 Term"). The proposal is based on the Board consisting of eight directors, of whom six are non-employee directors. Only the non-employee directors are included in this proposal. Lithium Argentina's Executive Chair as well as its President and Chief Executive Officer, are also members of the Board, but do not receive any compensation for their respective roles as a director.

The proposed maximum aggregate amount includes all forms of cash, stock and other compensation of the Board and represents the maximum possible amount that Lithium Argentina could pay or grant to the Board for the 2025/2026 Term and not necessarily the actual amount that will be paid. A detailed description of the Company's compensation program for members of its Board currently in effect for its Board can be found under the section titled "Director Compensation" in this Circular. Actual compensation paid to the members of the Board in 2025 will be disclosed in the management information circular for the Company's 2026 annual general meeting and in the Swiss Compensation Report for fiscal year 2025. The general principles of the compensation for the Board are described in Article 31 of the Articles. The Company uses a combination of cash and equity compensation to attract and retain qualified candidates to serve on the Board.

The Board recommends a vote FOR the proposed maximum aggregate compensation of the Board for the period between the 2025 Meeting and the 2026 annual general meeting.

ITEM 11. APPROVAL OF THE MAXIMUM AGGREGATE COMPENSATION OF THE EXECUTIVE MANAGEMENT TEAM FOR THE FINANCIAL YEAR 2026

As required by the Articles, Shareholders are provided, in accordance with Swiss law, the opportunity to vote at each annual general meeting on the maximum aggregate compensation that can be paid or granted to the members of the Company's Executive Management Team for the fiscal year commencing after the date of the annual general meeting. As a result, Shareholders are being asked to ratify an amount of $8.5m as the maximum aggregate amount of compensation of the Executive Management Team for fiscal year 2026. The Shareholder vote is binding.

The executive management team consists of: the Executive Chair, John Kanellitsas; the President and Chief Executive Officer, Sam Pigott; the Executive Vice President, Corporate Development, Alec Meikle; and the Vice President and Chief Financial Officer, Alex Shulga; and such other officers as designated by the Board to be members of the executive management team from time to time (collectively, the "Executive Management Team").

The proposed maximum aggregate amount includes all forms of cash, stock and other compensation and is based on the expected fiscal year 2026 compensation of the Executive Management Team. This amount represents the maximum possible amount that Lithium Argentina could pay or grant to the Executive Management Team in the 2026 fiscal year, subject to the authority of the Board to grant or pay a "supplementary amount" pursuant to Article 35 of the Articles without additional Shareholder ratification to persons who newly assume an Executive Management Team position after the prospective vote at the 2025 Meeting, and not necessarily the actual amount that will be paid. Consistent with the Company's historical practice in setting executive compensation, as reflected in the section titled "Executive Compensation" in this Circular, the Company does not anticipate that the aggregate amount actually paid to the Executive Management Team members for fiscal year 2026 will be at the proposed maximum aggregate amount. Actual compensation paid to the Executive Management Team in 2026 will be disclosed in the management information circular for the Company's 2026 annual general meeting and the Swiss Compensation Report for fiscal year 2025.

For a detailed description of the compensation principles currently in effect for the Executive Management Team (and other NEOs who are not members of the Executive Management Team), please refer to the section titled "Executive Compensation" in this Circular. The Company recommends that Shareholders read the Articles, in particular Article 32 regarding the general principles of compensation, and the section titled "Executive Compensation" of this Circular to understand Executive Management Team compensation principles and process when considering this proposal. The actual amounts paid to each member of the Executive Management Team for fiscal years 2024 are disclosed in the section titled "Summary Compensation Table" of this Circular.

The Board recommends a vote FOR the proposed maximum aggregate compensation of the Executive Management Team for the 2026 fiscal year.

ITEM 12. ELECT THE SWISS STATUTORY INDEPENDENT VOTING REPRESENTATIVE

Swiss law requires that the shareholders of a Swiss company listed on a stock exchange elect an independent voting representative ("Independent Voting Representative") annually, for a term extending until completion of the next annual general meeting.

The main duty of the Independent Voting Representative is to exercise the voting rights in accordance with the instructions received from shareholders. The Independent Voting Representative will not make statements, submit motions or proposals or ask questions to the Board on behalf of Shareholders. The Board has recommended that Anwaltskanzlei Keller AG of Splügenstrasse 8, 8002, Zürich, Switzerland be elected as the Independent Voting Representative for a term extending until completion of the annual general meeting in 2026. Anwaltskanzlei Keller AG does not perform any other services for the Company.

The Board recommends a vote FOR the election of Anwaltskanzlei Keller AG as the Independent Voting Representative of the Company for a term extending until completion of the annual general meeting in 2026.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company's last completed financial year, nor any proposed nominee for director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than: the election of directors; the election of the Executive Chair; the election of the members of the GNCLC; the advisory resolution on executive compensation; the maximum aggregate compensation of the Board; and the maximum aggregate compensation of the Executive Management Team.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as set out in this Circular, or in the Company's Annual Report on Form 20-F, annual financial statements and MD&A for its most recently completed financial year filed pursuant to applicable Canadian and U.S. securities laws and which are available under our profile on SEDAR+ at www.sedarplus.ca or EDGAR at the website of the SEC at www.sec.gov/edgar, no person who has been a director or executive officer of the Company, nor any proposed nominee for director of the Company, nor any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding Common Shares, nor any associate or affiliate of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of the Company's last completed financial year which has materially affected or would materially affect the Company or its subsidiaries.

DIRECTORS DISCLOSURE

ADVANCE NOTICE FOR NOMINATIONS

Under the Swiss Code and the Articles, nominations by Shareholders of persons for election to the Board may be made at any time prior to or at the general meeting of Shareholders provided that such election is included in the agenda. If the nomination is submitted prior to the general meeting and is to be included on the agenda of the general meeting, the requesting Shareholder must hold, individually or together with other Shareholders with whom the proposal is made, at least 0.5% of the total share capital or of the votes, and the request must be submitted to the chairperson of the Board at least three months before the anniversary of the previous year's ordinary Shareholders' meeting and shall be in writing, specifying the item and the proposal.

MAJORITY VOTING

The Swiss Code and the Articles provide that elections of the members of the Board, including the Executive Chair of the Board, require a majority of all of the votes represented. Voting "ABSTAIN" will count as an "AGAINST" vote. Any nominee who does not receive a majority of votes for his or her election will not be elected to the Board. Prior to its continuation to Switzerland, the Company had a majority voting policy. Although the Company no longer has a majority voting policy, it will continue to respect the majority voting requirements of the Toronto Stock Exchange (the "TSX").

NOMINEES

On March 19, 2024, Sam Pigott and Monica Moretto were appointed to the Board. At the Meeting, Shareholders will be asked to elect these eight nominees as directors of the Company. Each director nominee elected will hold office until their successor is elected at the next annual meeting of Shareholders, or any postponement(s) or adjournment(s) thereof, or until their successor is otherwise elected.

The following tables set out information regarding nominees for election as directors, including, but not limited to, the names, province or state and country of residence, the offices they hold within the Company, their principal occupations, business or employment within the five preceding years, the period or periods during which each director has served as a director, areas of expertise, attendance of meetings during the 2024 fiscal year (if applicable), voting results from the Company's 2024 annual general meeting prior to its continuation to Switzerland, and the number of securities of the Company that each beneficially owns, directly or indirectly, or over which control or direction is exercised, as of the date of this Circular:

JOHN KANELLITSAS, Executive Chair Florida, USA
Mr. Kanellitsas is the Executive Chair of the Company. He joined the former Lithium Americas Corp. in June 2013 and has been a director of the Company and has served in various executive roles with the Company since September 2015. He also served as the Interim Chief Executive Officer from October 2023 until March 2024. Mr. Kanellitsas also serves as a director of Largo Physical Vanadium Corp. and Lithium Royalty Corp.

He has over 25 years of experience in the investment banking and asset management industries. He co-founded and was a partner of Geologic Resource Partners, LLP, where he served as its Chief Operating Officer from 2004 to 2014. Prior to Geologic, Mr. Kanellitsas was employed by Sun Valley Gold, LLC and Morgan Stanley & Co. in New York and San Francisco.

Mr. Kanellitsas has a Bachelor of Science in Mechanical Engineering from Michigan State University and a Master of Business Administration from the University of California in Los Angeles.			Non-Independent Age: 63
2024 AGM Voting Results		Other Public Company Boards and Committees
95.19% voted for, 4.81% withheld		Largo Physical Vanadium Corp. Lithium Royalty Corp.
2024 Meeting Attendance
Board SDC	9 of 9 4 of 4	100% 100%
Securities Ownership Details
Common Shares	RSUs	DSUs	Options
Direct 2,170,968 Indirect 88,445(1)	1,755,044	-	466,895
(1) Held by Mr. Kanellitsas' spouse.

SAM PIGOTT, President and CEO Ontario, Canada
Mr. Pigott joined the Company as President and Chief Executive Officer on March 18, 2024 and as a director on March 19, 2024. Prior to this, he served as Head of Business Development, North America of Ganfeng Lithium Co., Ltd. ("Ganfeng") from October 2018 to March 2024. Before joining Ganfeng in 2018, Mr. Pigott worked in several financial and investment banking institutions in a variety of senior roles.

Mr. Pigott holds a Master of Business Administration from Oxford University and a Bachelor of Arts in Economics and History from McGill University.			Non-Independent Age: 42
2024 AGM Voting Results		Other Public Company Boards and Committees
97.99% voted for, 2.01% withheld		N/A
2024 Meeting Attendance
Board	6 of 6	100%
Securities Ownership Details
Common Shares	RSUs	DSUs	Options
69,269	1,142,516	-	340,000

GEORGE IRELAND, Lead Director Massachusetts, USA
Mr. Ireland joined the Company as a director in November 2015. He has over forty years of experience in the mining and metals industry in positions ranging from field geologist and operations, to banking and venture capital. In 2004, Mr. Ireland founded Geologic Resource Partners, LLP and serves as Chief Investment Officer and CEO. He previously held various roles as an analyst and partner with investment firms including Knott Partners LP, Cleveland Cliffs Inc., the Chase Manhattan Bank, ASARCO Inc. and Ventures Trident LP.

Mr. Ireland graduated from the University of Michigan with a BSc degree from the School of Natural Resources and is a Fellow in the Society of Economic Geologists.				Independent Director Age: 68
2024 AGM Voting Results		Other Public Company Boards and Committees
88.99% voted for, 11.01% withheld		Amerigo Resources Ltd. Heliostar Metals Corp.
2024 Meeting Attendance
Board ARC GNCLC	9 of 9 4 of 4 5 of 5		100% 100% 100%
Securities Ownership Guidelines - Independent Directors
Common Shares	DSUs	Options	Total Securities	Total Market Value*
3,563,538	305,817	150,000	4,019,355	US$8,164,339.05

* Based on the NYSE closing price of US$2.11 per Common Share on May 8, 2025. The total market value amount is in respect of the Common Shares and Deferred Shares Units ("DSUs") held and excludes Options (as defined below) which are not factored into share ownership calculations under the Share Ownership Policy (as defined below).

DIEGO LOPEZ CASANELLO, Director North Carolina, USA
Mr. Casanello joined the Company as a director in October 2023. He has served as Chief Executive Officer of Farmers Business Network, Inc. (farmer-to-farmer network and e-commerce platform) since March 2024; Managing Partner of Vidavo Ventures (venture capital firm focused on decarbonization technologies) since March 2022; and Executive Advisor to New Mountain Capital LLC (private equity firm) since June 2021. Prior to this he served as Former President and Chief Operating Officer of UPL Limited (global agricultural and specialty chemicals manufacturer) from March 2019 to May 2021 and as the Chief Executive Officer of Arysta LifeScience Corporation (global agricultural chemicals manufacturer) from February 2016 to February 2019, following its sale in July 2018 to UPL. He currently serves on the board of Profile Products LLC since November 2021 (environmental solutions).

Mr. Casanello started his career at chemical manufacturer BASF SE and worked in senior executive positions in Europe, Asia, South and North America, including as Managing Director of BASF Argentina S.A. and leading the Oilfield and Mining Chemicals business in North America. He has extensive M&A experience and holds a BA in Business Administration from the University of Hagen.				Independent Director Age: 51
2024 AGM Voting Results		Other Public Company Boards and Committees
98.52% voted for, 1.48% withheld		N/A
2024 Meeting Attendance
Board SDC	9 of 9 4 of 4		100% 100%
Securities Ownership Guidelines - Independent Directors
Common Shares	DSUs	Options	Total Securities	Total Market Value*
100,000	167,917	150,000	417,917	US$565,304.87

* Based on the NYSE closing price of US$2.11 per Common Share on May 8, 2025. The total market value amount is in respect of the Common Shares and DSUs held, and excludes Options which are not factored into share ownership calculations under the Share Ownership Policy.

ROBERT DOYLE, Director British Columbia, Canada
Mr. Doyle joined the Company as a director in October 2023. He has been a corporate director since June 2016, serving on the boards of Faraday Copper Corp. (development-stage copper company) since April 2022, OreZone Gold Corp. (TSX-listed gold producer) since June 2022 and Maverix Metals Inc. (royalty streaming company) from June 2016 until its acquisition by Triple Flag Precious Metals Corp. in January 2023. He previously served as Chief Financial Officer of Pan American Silver Corp. (TSX and NASDAQ-listed, leading producer of silver) from January 2004 until retiring in March 2022.

Mr. Doyle has over 20 years of international experience in corporate finance, functional management and capital markets roles. Mr. Doyle holds a BSc of Finance from the University of Cape Town and is a Chartered Accountant in South Africa and Chartered Financial Analyst in Canada.				Independent Director Age: 56
2024 AGM Voting Results		Other Public Company Boards and Committees
98.48% voted for, 1.52% withheld		Faraday Copper Corp. Orezone Gold Corporation
2024 Meeting Attendance
Board ARC GNCLC	9 of 9 4 of 4 5 of 5		100% 100% 100%
Securities Ownership Guidelines - Independent Directors
Common Shares	DSUs	Options	Total Securities	Total Market Value*
14,500	167,917	150,000	332,417	US$384,899.87

* Based on the NYSE closing price of US$2.11 per Common Share on May 8, 2025. The total market value amount is in respect of the Common Shares and DSUs held, and excludes Options which are not factored into share ownership calculations under the Share Ownership Policy.

FRANCO MIGNACCO, Chair of Shareholder Committee of Minera Exar(2) Jujuy, Argentina
Mr. Mignacco has been a director of the Company since September 2015 and has served on the board of Full Circle Lithium Corp. since April 21, 2023. He served as President of Minera Exar S.A. ("Minera Exar") from June 2013 to December 6, 2024, overseeing operations and development of the Cauchari-Olaroz mineral project. Mr. Mignacco continues to serve as Chair of the Shareholder Committee of Minera Exar. Previously, he was the Vice Chairman of the former Lithium Americas Corp. from June 2013 to September 2015 prior to its merger with Western Lithium USA Corp.

Mr. Mignacco holds an MBA from San Andres University in Buenos Aires, Argentina and a mining degree with honours from Universidad Austral, Buenos Aires, Argentina.			Non-Independent Age: 42
2024 AGM Voting Results		Other Public Company Boards and Committees
98.09% voted for, 1.91% withheld		Full Circle Lithium Corp.
2024 Meeting Attendance
Board SDC	9 of 9 4 of 4	100% 100%
Securities Ownership Details
Common Shares	RSUs	DSUs	Options
Direct 2,189,619 Indirect 486,185(1)	374,960	53,956	2,517,540

(1) Held by Grupo Minero Los Boros S.A., an entity in which Mr. Mignacco holds an interest.

(2) The Cauchari-Olaroz mineral project ("Cauchari-Olaroz") is owned by Minera Exar, a company incorporated under the laws of Argentina. Minera Exar, in turn, is 44.8% owned by the Company, 46.7% by Ganfeng and 8.5% by Jujuy Energia y Mineria Sociedad del Estado, a mining investment company owned by the government of Jujuy Province in Argentina.

CALUM MORRISON, Director British Columbia, Canada
Mr. Morrison joined the Company as a director in October 2023. He has served as a corporate director since February 2023, serving on the board of Snowline Gold Corp. He previously served as President and Chief Executive Officer of Great Bear Royalties Corp. (royalty company) from January 2020 to September 2022 until its sale to Royal Gold Inc.; VP Business Development and Chief Financial Officer of Great Bear Resources Ltd. (precious metals company) from November 2019 to February 2022 until its sale to Kinross Gold Corporation; and Senior Commercial Lead, Corporate Development of Teck Resources Ltd. (leading copper, zinc, coal and energy producer) from June 2013 to October 2019.

Mr. Morrison has over 20 years of experience in the mining industry, having worked both in corporate development and investment banking roles. He has managed and led negotiations on numerous transactions with aggregate value in excess $5 billion; including acquisitions, divestments, joint ventures, and other strategic initiatives. Mr. Morrison currently resides in Vancouver, Canada, holds a BSc from Dalhousie University and is a Chartered Professional Accountant in British Columbia and Chartered Financial Analyst in Canada.				Independent Director Age: 45
2024 AGM Voting Results		Other Public Company Boards and Committees
98.49% voted for, 1.51% withheld		Snowline Gold Corp.
2024 Meeting Attendance
Board ARC GNCLC	9 of 9 4 of 4 5 of 5		100% 100% 100%
Securities Ownership Guidelines - Independent Directors
Common Shares	DSUs	Options	Total Securities	Total Market Value*
15,000	167,917	150,000	332,917	US$385,954.87

* Based on the NYSE closing price of US$2.11 per Common Share on May 8, 2025. The total market value amount is in respect of the Common Shares and DSUs held, and excludes Options which are not factored into share ownership calculations under the Share Ownership Policy.

MONICA MORETTO, Director British Columbia, Canada
Ms. Moretto joined the Company as a director in March 2024. She has served as Vice President, Social Sustainability, Diversity, and Inclusion of Pan American Silver Corp. (TSX and NASDAQ-listed, leading producer of silver) since April 2008.

Ms. Moretto is a seasoned senior executive with vast experience in the mining industry who has provided leadership and strategic advice to industry boards and international committees in North America for almost two decades. She currently chairs the International Social Responsibility committee at the Mining Association of Canada. Ms. Moretto holds a Bachelor of Art in communications from Argentina and holds an ESG designation from Competent Boards. She was the recipient of the Robert H. Hedley Sustainability Award of Excellence, given by the prestigious Association for Mineral Exploration of British Columbia in January 2019, and more recently, the 2021 Trailblazer Award given by Women in Mining Canada.				Independent Director Age: 59
2024 AGM Voting Results		Other Public Company Boards and Committees
98.70% voted for, 1.30% withheld		N/A
2024 Meeting Attendance
Board SDC	6 of 6 3 of 3		100% 100%
Securities Ownership Guidelines - Independent Directors
Common Shares	DSUs	Options	Total Securities	Total Market Value*
4,265	100,639	-	104,904	US$221,347.44

* Based on the NYSE closing price of US$2.11 per Common Share on May 8, 2025. The total market value amount is in respect of the Common Shares and DSUs held, and excludes Options which are not factored into share ownership calculations under the Share Ownership Policy.

CORPORATE CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES AND SANCTIONS

No director or proposed director of the Company is, or within the 10 years prior to the date of this Circular has been, a director or executive officer of any company, including the Company that:

(a) while that person was acting in that capacity was the subject of a cease trade order or similar order, or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b) was subject to an event that resulted, after the director ceased to be a director or executive officer of the company, in the company being the subject of a cease trade order or similar order, or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

No director or proposed director of the Company is, or within the 10 years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No director or proposed director of the Company has, within the 10 years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE OVERVIEW

The Board believes that good corporate governance is important to the Company's effective performance and plays a significant role in protecting Shareholders' interests and maximizing Shareholder value.

Governance Highlights

BOARD INDEPENDENCE AND COMPOSITION	√	Independence. The Board is composed of a majority of independent directors, and 100% of the ARC and GNCLC members are independent. All committee Chairs are independent.
√

Committees. Three committees with written mandates oversee key functional areas within the Company's organization, including audit, risk, governance, compensation, safety, health, environment, sustainability, nomination and leadership succession planning matters.

√

In-Camera Sessions. Independent directors have the opportunity to meet in-camera at every Board and committee meeting. Since the beginning of the financial year ended December 31, 2024, the independent directors held eight in-camera meetings.

OVERSIGHT AND STRATEGY	√

Oversight and Strategy. The Board or its committees oversee corporate strategy, risk management, Environmental, Social and Governance ("ESG") matters, the Code (as defined below) and ethics matters, corporate culture and talent retention, compensation and succession planning, whistleblower matters, insurance and cybersecurity. An annual corporate strategy session is generally held by executives and the Board.

GOVERNANCE PRACTICES	√	Ethical Business Conduct. The Code applies to everyone within the organization, and directors and consultants the Company does business with.
	√	Share Ownership Requirements. Share ownership guidelines are in effect for independent directors to better align their interests with those of securityholders.
	√	Qualified Board. Board composition is guided by a skills matrix assessment process to evaluate whether Board composition aligns with the Company's current needs.
	√	Annual Performance Assessments. The Board and its committees conduct performance assessments of their effectiveness and that of individual directors.
√

Board Mandate and Position Descriptions. The Company has a Board mandate, and formal position descriptions for the Executive Chair, Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") roles.

	√	Board Education. The Company has an orientation program for new directors, and an annual Board education program.
	√	Annual Election and Majority Voting. Annual elections are held to elect Board directors, the Executive Chair and the members of the GNCLC at the annual meeting of Shareholders by majority vote (there is no slate voting).
SHAREHOLDER VOTING AND RIGHTS	√	No Dual Class or Non-Voting Shares. The Company has a single class of Common Shares whose holders are entitled to call meetings and vote. There are no classes of non-voting shares.
√

Hedging Not Permitted. The Securities Trading Policy prohibits hedging and short-selling, including through the use of derivative securities, by the Board, Named Executives (as defined below), employees and internal consultants, other than in limited circumstances to facilitate Incentive Plan (as defined below) exercises or pay taxes associated with Incentive Plan exercises.

The Company's governance practices are based on a number of sources, including:

  The Swiss Code;

  Swiss Code of Best Practices for Corporate Governance;

  National Instrument 58-101 - Disclosure of Corporate Governance Practices (the "Corporate Governance Disclosure Rules");

  National Policy 58-201 - Corporate Governance Guidelines, which sets out best practices for sound governance;

  National Instrument 52-110 - Audit Committees;

  The Sarbanes-Oxley Act of 2002 as amended from time to time;

  The TSX Company Manual; and

  NYSE corporate governance standards that apply to foreign private issuers.

The Company's governance practices meet the requirements of Switzerland, Canada and the U.S. that apply to it, as well as meeting the requirements for companies listed on the TSX, and for a foreign private issuer listed on the NYSE. A statement as to how the Company's governance practices differ from NYSE standards applicable to domestic issuers is available on its website (www.lithium-argentina.com).

The Company keeps informed about changes to governance best practices, and incorporates them to keep its practices current, based on its stage of development and internal business requirements.

The Company's overall corporate governance practices, including certain policies and protocols related thereto, are summarized below.

ABOUT THE BOARD

Role and Mandate

The Board has overall responsibility for corporate governance matters by virtue of its responsibility for:

  developing and approving corporate policies and guidelines;

  assisting in the definition of corporate objectives and assessing corporate strategies and key plans;

  overseeing material risks of the Company and its business;

  overseeing the integrity of the Company's internal financial controls and management information systems;

  evaluating the Company's performance and the performance of the Board, its committees and individual directors; and

  appointing the members of the Executive Management Team and, together with the relevant committee, reviewing their performance.

The Board has adopted a Corporate Governance Framework where the Board has outlined its responsibilities in a board mandate. The board mandate describing the structural parameters of the Board is reproduced in the attached as Schedule "A" to the Circular and is also available in the Company's Corporate Governance Framework on the Company's website (www.lithium-argentina.com).

Independence

The Board currently has eight members of whom five qualify as independent directors, being a majority, under the Corporate Governance Disclosure Rules. This includes the Lead Independent Director, George Ireland. Except for the SDC, the committees are all comprised entirely of independent directors, including the Chairs of each committee. The independent directors are: George Ireland, Diego Lopez Casanello, Robert Doyle, Calum Morrison and Monica Moretto.

The non-independent directors of the Company are Sam Pigott, who is the President and CEO of the Company; John Kanellitsas, who is the Executive Chair; and Franco Mignacco, who is the Chair of the Shareholder Committee of Minera Exar, which is a significant equity investee of the Company.

Generally independence of a director means that the individual is not an employee or member of management of the Company or any subsidiary, receives no compensation from the Company or a subsidiary except compensation for serving as a director on the Board, and generally the individual has no conflicts of interest or other ties to management, the Company or a subsidiary that would lead to a determination that the individual is unable to exercise judgement independent of management. These same considerations extend to immediate family members of the individual.

Directors on the Board with an interest in a material transaction or agreement are required to declare their interest and abstain from voting on the transaction or agreement at issue. The Board also forms special committees as needed, comprised of only independent directors, to evaluate proposed related party transactions and ensure that independent judgement is used to evaluate the transaction, free of any potential or actual conflict of interest, or for other purposes as needed and determined by the Board in its sole discretion.

Our Common Shares are dual-listed in Canada and the U.S. NYSE requirements and U.S. securities laws set out different requirements for determining director independence than TSX requirements and securities laws in Canada. As a "foreign private issuer" under U.S. securities laws, the Company is permitted to follow Swiss requirements instead of certain NYSE corporate governance standards, including director independence but this does not apply to audit committee independence requirements under U.S. securities laws. The three members of the ARC satisfy the independence requirements of Rule 10A-3 under the U.S. Exchange Act.

Roles of the Chair and the Independent Lead Director

The Executive Chair leads the Board in all aspects of its work and is responsible for effectively managing the affairs of the Board to ensure that it is properly organized and functions efficiently. The Company has developed a written description for the role of the Chair. The responsibilities of this role include:

  Provide leadership to enable the Board to act in carrying out its duties and responsibilities as described in the Board charter and as otherwise may be appropriate;

  Work with the CEO and other officers to monitor progress on the business plan, annual budgets, policy implementation and succession planning;

  Provide advice, counsel and mentorship to the CEO and fellow members of the Board;

  In consultation with the CEO, ensure that there is an effective relationship between management personnel and the members of the Board;

  Chair Board meetings and liaise with the Corporate Secretary in respect of meeting logistics, and to ensure all required business and items requiring approval are brought before the Board;

  Ensure the Board has the opportunity, at each regularly scheduled meeting, to meet separately without non-independent directors and executive management present;

  Ensure the proper flow of information to the Board and review, with the CEO and Corporate Secretary, the adequacy and timing of materials in support of executive management proposals;

  Review and assess the directors' meeting attendance records and the effectiveness and performance of the Board, its committees, their Chairs and individual directors;

  Chair the annual, and any special meeting, of the Shareholders;

  Exercise the authority of the CEO in the unlikely event that the CEO is absent and is unable to act and action on the part of the CEO when required to protect the interests of the Company; and

  Carry out special assignments or functions as requested by the Board.

The Board has also appointed an Independent Lead Director to assist the Executive Chair and provide leadership so that the Board can function independently. The Independent Lead Director is responsible for coordinating the activities of the other independent directors and perform such other duties and responsibilities as the Board may determine.

Strategic Planning

The Board and management generally conduct an annual strategic planning session to discuss updates to the Company's corporate strategy. The strategic planning session typically occurs prior to the budget approval process to facilitate the Board's review of proposed budgets, taking into consideration the overall corporate strategy and direction of the Company. Financial forecasts for the Company are also presented to the Board together with a fulsome review of the Company's risk assessment matrix under its risk management system.

The Board exercises its oversight of management's performance on execution of the Company's strategy by receiving:

  Presentations from management at least quarterly on items including the status of the Company's mining projects and development operations including construction and development activities, budget performance to date, safety and health, community relations, the environment and sustainability, litigation involving the Company's material mining projects, investor relations matters, and human resources; and

  Informal updates from management on material developments or items of interest to directors.

ESG APPROACH

The Company understands that all human activity has an impact on the planet and local communities and also understands that there is a critical role that it can play in the transition to a more sustainable future, not just by enhancing the way it works, but by carefully examining the legacy of its products and its processes and procedures. Lithium Argentina commits to respecting the environment where it operates by:

A) Strict compliance with national and regional environmental regulations, as well as international industry standards to ensure its policies meet international best practices.

B) Rigorous assessment and monitoring of the impact of its operations and Company performance as it seeks to minimize and improve its environmental impact, and develop tools to mitigate or, where possible, prevent environmental risk.

C) Innovative and cross-cutting 'Research & Development' investment to ensure the Company is respecting the environment in which it operates.

D) Periodic and inclusive opportunities to engage stakeholders on environmental issues to better understand how the Company can further manage and mitigate impact.

The Company periodically reviews the objectives and priorities to reflect both the progress made and the Company's growth and project maturity. The Company takes its responsibilities seriously to respect the environment, to conduct business based on high ethical standards and to make positive and sustainable contributions in the communities in which it operates.

In May 2025, the Company published a 2024 Sustainability Report, reaffirming the Company's commitment to responsible development and production, as well as highlighting the Company's ESG practices and overall progress made related to ESG over the reporting period of January 1, 2024 to December 31, 2024. The Company's major ESG achievements during the reporting period include:

  Received certifications at Cauchari-Olaroz for ISO 45001, ISO 9001, and ISO14001, health and safety, quality and environment, respectively.

  Environmental achievements at Cauchari-Olaroz:

  52% carbon emission reduction in 2024 compared to 2023, with 97.8% of total energy consumption from renewable sources.

  67% reduction in water footprint per tonne of lithium produced in 2024 when compared to 2023.

  75% reduction in water withdrawal in 2024 when compared to 2023.

  51% of all waste generated was recycled or reused.

  Cauchari-Olaroz was added to the RMAP active list. The next step in this process will be an on-site audit in 2025 for external verification of compliance with all requirements.

  Issued a Vendor Code of Conduct and Social Media Policy.

Environmental

In 2024, the Company calculates the operational Scope 1 (direct) and Scope 2 (indirect) greenhouse gas (GHG) emissions intensity at Cauchari-Olaroz.

The Company has also developed and adopted policies to address and formalize its commitment and expected performance in emerging social and humanitarian issues of concern to its employees and its stakeholders.

The Company's priority is to sustainably manage water resources by limiting its use and safeguarding its quality. The Company engages with its neighboring communities to collaboratively manage shared water resources throughout the project life cycle. From the outset, the Company has incorporated water stewardship considerations into project decisions and design - a reflection of the driving focus on using water efficiently and limiting water quality impacts.

The Company is evaluating hydrological monitoring and modeling programs that would serve to mitigate any potential changes to salars' hydrology and geochemistry.

Social

The Company strives to build collaborative and mutually beneficial relationships with the local and Indigenous communities associated with our activities. It proactively engages with these communities to better understand and address their interests and concerns, and to advance our shared priorities. In 2024, in addition to supporting communities with training initiatives and infrastructure development, Cauchari-Olaroz made a total investment in communities, including donations, community programs and easement agreements of approximately US$1.2m including contributions of materials and supplies to the communities in the direct influence area.

ESG Governance

The Company integrates ESG considerations into its business strategy, as well as in the way we plan and manage activities. The Company is guided in its oversight of ESG and sustainability matters by three Board committees. Direct responsibility for sustainability matters rests with the President & CEO, with execution oversight by the Vice President, Investor Relations and ESG, who works in close collaboration with executive management, site teams and corporate departments, to establish goals and targets, and to measure the progress against key performance indicators.

Lithium Argentina's Governance and Organizational Structure

New policy initiatives and updates to existing policies are reviewed by the appropriate Board committees before they're recommended to the Board for approval. The management team, including the President and CEO, the CFO, the Vice President Legal & Corporate Secretary and the Vice President, Investor Relations and ESG, generally oversee initiatives for new policy development or updates to develop new policies or update existing policies.

ESG Risk Management

The Company's risk reduction strategy for ESG-related risks is focused on complying with applicable local laws, rules, regulations and requirements and integrating material ESG-related risks into its risk management system for purposes of oversight at the corporate and operations levels. See the section titled "Risk Management" for further details of the Company's risk management system.

Board and Management Composition

Board Composition

The GNCLC has the most direct impact on the composition of the Board, as a result of its responsibilities for overseeing Board composition and function, and with regard to the recruitment and nomination of new candidates for the Board. The Company has not set formal targets for any categories on the Board or in senior management as of the date of this Circular. Although the Company does not have a formal written policy nor any formal target, the GNCLC does consider the level of representation of women on the Board in identifying and nominating director candidates, while ensuring that the most qualified individuals are nominated.

The Company supports gender diversity initiatives for public company boards, and currently one of eight Board members is female and five different nationalities are represented on the Board.

The Company's philosophy is to recruit the highest caliber individuals to act as directors, while also encouraging diversity on the Board and in executive officer and senior management positions to the extent possible. This has allowed the Company to achieve its goal of creating a Board that, as a whole, consists of individuals with varied and relevant career experience, knowledge of the mining industry and financial or other specialized expertise to support and oversee the Company's progress from development stage to production. The GNCLC will continue to monitor developments in this area while reviewing the Company's practices, in light of its business plans, and recommend changes as needed.

Management Composition

The CEO, together with the GNCLC, manage the succession planning process and make recommendations to the Board for the appointment of the Company's senior management team. As such, the GNCLC and the CEO are in unique positions to directly affect the Company's diversity when nominating, recruiting, hiring and promoting persons to senior management roles.

The Company and the GNCLC consider the level of representation of women in executive officer and senior management positions when making internal appointments and in the Company's hiring practices. This involves periodically reviewing the composition and composition of the senior management team to ensure that women with the appropriate skills, knowledge, experience and character are being fairly considered as opportunities become available, and in the Company's hiring process, ensuring that candidates of different genders are considered for interviews.

While the Company believes that considering the broadest group of individuals who have the skills, knowledge, experience and character required to provide the leadership needed to achieve the business objectives of the Company is in its best interest and in the interests of stakeholders, it does not currently have any formal targets for women or any other group on its senior management team. The GNCLC and the Board encourage the consideration of women who have the necessary skills, knowledge, experience and character for promotion or hiring into an executive officer position within the Company; however, the GNCLC and Board wish to ensure the best candidate for the role is selected, which could be compromised by imposing specified targets.

Board and Management Gender Composition

As of the date of this Circular, one of eight Board members is female. The Company currently has no female executive officers, as such term is defined under Canadian disclosure requirements, however, it has one female officer, representing 11.1% of the Company's management team.

SUCCESSION PLANNING

Succession planning oversight is provided by the GNCLC for the position of CEO. The GNCLC also plays an advisory role with respect to succession planning for other senior management of the Company. The CEO and Executive Management Team are responsible for developing a succession plan for the Company in cooperation with the GNCLC. The succession plan is intended to facilitate long-term development and retention of key people within the organization, and provide a plan for CEO replacement should a need arise in the future on an expected or unexpected basis.

Following the Company's reorganization in 2023, the Company and the GNCLC conducted a rigorous recruitment process to secure a new CEO, resulting in the successful recruitment of Sam Pigott. The Company developed a succession plan for the Company's executives and senior management, including the identification of critical roles, planned successors and high potential individuals within the organization. A plan to develop a successor for the role of CEO in the event a need arises is also in place. The Company has also developed and moved forward with a plan to establish a corporate team in Argentina to oversee its operations in the country.

RISK MANAGEMENT

Risk management at the Company is overseen by the ARC, recognizing the importance of effectively managing risk by tracking risks identified throughout the organization, identifying material risks, and addressing those risks proactively as the Company advances its projects through various stages of development, construction, commissioning and production. The risk management program is led by the CFO. The Company also maintains an insurance program as one aspect of risk management.

Key risks that the Company regularly tracks include the following:

Operational Risks

The Board receives regular updates from management in the form of quarterly update presentations on the status of operations, material risks facing the operations and efforts to address or mitigate such risks, along with informal updates on key issues from time to time. Additional meetings may be called to address significant issues of concern as needed. The Company's operational risks relate mainly to its ability to explore, complete development of and operate its lithium projects, and for planned acquisitions, successfully complete the acquisition and integration of the projects and businesses into its operations.

Health, Safety and Sustainability Risk Management

In 2024, Lithium Argentina continued to strengthen its strong culture of health and safety throughout the organization as its projects progressed to the next stage. The 44.8% owned Cauchari-Olaroz lithium project began operating in June 2023 and entered commercial production in October 2024. During 2023, Lithium Argentina provided simulation training throughout its organization on emergency response using the crisis response system that to provide preparedness training to employees on how to respond to a number of different potential crisis scenarios, at the corporate and operational levels.

2024 health and safety achievements and incident rates were as follows:

  Cauchari-Olaroz achieved over 3.6m total work hours without a lost time injury in December 2024.

  The Total Recordable Injury Frequency Rate at Cauchari-Olaroz was 0.74 as of December 31, 2024.

  The total Lost Time Injury Frequency Rates was 0.07 as of December 31, 2024.

Audit and Financial Risk Management

The Company emphasizes financial risk management as part of its budget approval process. The capital and operating budget is approved by the Board annually, along with material increases to the respective budget. In addition, management provides quarterly updates to the Board as to actual performance versus budget. This facilitates the Company's financial risk oversight and mitigation efforts. Management monitors and evaluates the Company's risk management activity on an ongoing basis, including its exposure to banking and counterparty risks.

Cybersecurity Risk Management

The Company maintains an information systems and infrastructure program. The Company has developed an information technology strategy. Risks to its systems and infrastructure are managed as part of its risk management system. This includes efforts to mitigate cybersecurity risks. To date, no material cybersecurity breach has affected the Company's systems. Another mitigation measure that forms a key part of the Company's information systems and infrastructure program is a company-wide cybersecurity awareness and training campaign for its workforce. The campaign includes education through training sessions and short online courses, test phishing campaigns and discussion of results to further raise awareness of risks and incident response.

POSITION DESCRIPTIONS FOR THE CEO AND CFO

The Board has developed written position descriptions for the roles of President and CEO, and CFO. These descriptions are available in the Company's Corporate Governance Framework on its website (www.lithium-argentina.com).

SHAREHOLDER ENGAGEMENT

The Company is committed to transparent, timely and effective communication and encourages regular dialogue with Shareholders. A comprehensive investor relations program is in place for the Company that includes regular meetings with current and prospective investment analysts and institutional investors during investor and industry conferences, analyst-hosted fireside chats, analyst-hosted non-deal roadshows and one-on-one meetings. Site tours for investment analysts are also provided periodically. Management meets with current and prospective analysts and investors by video conferencing and in-person. Topics of discussion include an overview of the Company's business and projects, upcoming milestones and catalysts, project-development performance, ESG practices, a macro view on the lithium industry, industry and company outlook and a Q&A session. The Company's commitment to open and transparent communication includes corresponding with retail shareholders by email in response to general inquiries sent to ir@lithium-argentina.com.

Material disclosure, including quarterly and annual financial disclosure, news releases and corporate presentations are reviewed by the Company's disclosure committee, which is comprised of the CEO, CFO, Executive Vice President, Legal, Government and External Affairs and Vice President, Investor Relations and ESG. Financial disclosure is approved by the ARC, along with the Board. Shareholders and other interested parties can sign-up to receive email alerts of the Company's news releases on its website at www.lithium-argentina.com.

IN-CAMERA MEETINGS

The Board and all committees have the opportunity to meet in-camera at the end of each meeting, during which directors in attendance are encouraged to raise any concerns or issues they may have. There is no fixed duration for in-camera sessions.

CODE OF BUSINESS CONDUCT AND ETHICS

The Company has adopted a Code of Business Conduct and Ethics (the "Code"). The Code applies to all Company personnel including executive management, employees, interns, consultants and the Board regardless of their position at the Company, at all times and everywhere the Company does business. The Company expects Company personnel to:

  comply with applicable laws, rules and regulations;

  act honestly and ethically;

  use their best judgement;

  understand the legal requirements and other standards applicable to their work, and seek advice from management, internal counsel or externally if they are uncertain on how to proceed;

  act with integrity and treat people with respect;

  not engage in bullying, harassment, or discrimination of any kind;

  avoid conflicts of interest and not use Company opportunities for personal gain;

  keep information confidential;

  comply with environmental, social, health and safety requirements;

  protect Company assets and use them efficiently; and

  report unethical or illegal behavior, and concerns about Company business or financial disclosure.

Individuals who fail to comply with the Code and applicable laws will be subject to disciplinary measures, up to and including discharge from the Company.

The ARC is responsible for monitoring compliance with the Code. Company personnel are requested to provide annual confirmations that they've read the Code and agree to comply with the Code. As of the date of this Circular, the Company has not been required to file a material change report relating to a departure from the Code.

The Code is periodically updated to keep it current with evolving governance and ethics practices. Updates are prepared by management and the Audit and Risk Committee, and submitted to the Board for feedback and approval. The Board is responsible for granting any waivers from the Code. The Company will disclose any waivers from the requirements of the Code granted to directors or executive officers.

In addition to the Code, the Company has a formal Whistleblower Policy, a Disclosure Policy and a Securities Trading Policy. The Code, Whistleblower Policy, Disclosure Policy and Securities Trading Policy (collectively, the "Key Policies") provide a framework for ethical business practices and the ethical conduct of directors, officers, employees and consultants. The Key Policies also promote integrity, accountability and transparency throughout the Company, and also help ensure that the Company is compliant with legal and regulatory requirements and industry best practices. Copies of the Key Policies are available on the Company's website (www.lithium-argentina.com). Lithium Argentina has multiple reporting channels under the Whistleblower Policy, including the option to submit concerns to an independent service provider on a confidential and anonymous basis using a toll-free telephone line, email or fax. Reports can also be made directly to management, or to the ARC Chair with respect to financial matters.

SERVING AS A DIRECTOR

Meeting Attendance and Participation

Directors are asked and expected to attend Board meetings along with meetings of committees of which they are members, to the extent possible. Directors are expected to participate in a minimum of 75% of the Board meetings on an annual basis. Meetings are generally held virtually, with in-person meetings scheduled from time to time. To facilitate meeting participation, directors are asked to review materials in advance of meetings and to actively participate in discussions, ask questions, and engage in the decision-making process. Directors who are unable to attend a meeting are asked to let the Corporate Secretary or Chair of the particular meeting know in advance, and to review the materials and meeting minutes when available.

Share Ownership Policy

The Board has adopted a share ownership policy for independent directors ("Share Ownership Policy"). The Share Ownership Policy is overseen by the GNCLC and is intended to align the interests of independent directors with the interests of Shareholders. Under the Share Ownership Policy, independent directors must attain ownership in the Company securities equal to three times the gross value of their annual director's fees (inclusive of the value of DSU grants). The directors have five years after the date of their election or appointment, or the effective date of the policy, and three years after any increase to the amount of annual director's fees to achieve the required level of ownership. Valuation is the higher of (i) market price on the last trading date of a calendar year, and (ii) for Common Shares, the average acquisition price, and for DSUs, their grant date value irrespective of vesting conditions. Incentive stock options exercisable to purchase Common Shares ("Options"), whether vested or unvested, are excluded from share ownership calculations. All five independent directors currently meet the required threshold under the Share Ownership Policy.

Board Assessments

The GNCLC is responsible for overseeing and establishing processes to evaluate the effectiveness of the Board, committees and individual directors, along with reviewing charters. It is also responsible for reviewing: (i) the performance of individual directors, the Board as a whole, and committees of the Board; and (ii) the performance evaluation of the chair of each Board committee. These assessments are conducted at least annually on an informal basis and may be performed by a third party. The GNCLC generally requests each director complete annual questionnaire to assist with Board assessments.

Board Skills Matrix

As part of the Company's ongoing efforts to ensure that it has the appropriate combination of skills and experience on the Board, the GNCLC has assessed the Board members based on a skills matrix and identified the various areas of expertise that are necessary to provide effective stewardship for the Company. Each director nominee was asked to consider the various areas of expertise identified below and identify whether they consider themselves to have these skills as core competencies, ancillary competencies, or that it was not within their particular area of expertise.

The following skills matrix indicates the number of director nominees who have expertise in the identified area, and is representative of the diverse competencies of the Company's nominees:

Relevant Skill	Board Expertise
Corporate Strategy & Business Development	7
Mergers & Acquisitions	7
Finance & Capital Allocation	6
Leadership of Large Company or HR	5
Industry Experience (Metals, Mining, Chemicals)	8
Legal and Regulatory	3
Risk Management	5
ESG	4
Cybersecurity & Technology and Business Systems	1

Director Nominations and Recruitment

The recruitment and nomination process for directors on the Board is overseen and led by the GNCLC. Recruitment processes may be conducted with or without the assistance of an independent recruitment firm, at the committee's discretion.

The process includes consideration by the GNCLC of board size, a skills and competencies assessment of individual directors and the Board as a whole to identify any gaps to be filled through recruitment, selection of key skillsets for recruitment purposes, creation of a candidate shortlists based on factors such as candidates' backgrounds, prior and current work experience, areas of expertise, and general availability to dedicate sufficient time and attention to Board and committee matters. Interviews are then conducted in the first round by a panel of GNCLC members, and for candidates who move on to the second round, by a panel of other Board directors, followed by deliberations by the two panels as to candidates' assessed fit and suitability, and completing background and reference checks. Selected nominees who agree to the role are then recommended by the GNCLC to the Board, who approves the nomination of candidates for election at Shareholder meetings or for appointment as Board directors outside of Shareholder meetings. Any nominee director must not have a significant conflicting public company association, or other conflict of interest that would prevent them from joining the Board.

The Board seeks directors who have solid track records in management and come from diverse backgrounds that are relevant to the Company's business, including finance, mining exploration and development, operating experience, and experience in other relevant industries in order to ensure diversities of background, experience and opinion, and to facilitate a culture of ethical business conduct. The Board has also adopted the Code which summarizes the legal, ethical and regulatory standards that the Company must follow to promote integrity and deter wrongdoing. It represents a standard for all directors that reinforces the seriousness of the Company's commitment to ethical business conduct and it is mandatory for every director to acknowledge annually that they have received, reviewed and understood the Code and that their business conduct is in compliance with the Code.

Board Term Limits

Term limits for directors or other mechanisms for Board renewal have not been adopted by the GNCLC, as the committee has determined that currently no appreciable benefit would be derived from the introduction of term or retirement age limits. The GNCLC considers both the length of service of individual directors, the average term of the Board as a whole and the turnover of directors when proposing nominees to stand for election at the annual meeting of Shareholders, and strives to achieve a balance between depth of experience and the need for renewal and new perspectives.

Majority Voting Policy

The Swiss Code and the Articles provide that elections of the members of the Board, including the Executive Chair of the Board, require a majority of all of the votes represented. Any nominee who does not receive a majority of votes for his or her election will not be elected to the Board. Prior to its continuation to Switzerland, the Company had a majority voting policy. Although the Company no longer has a majority voting policy, it will continue to respect the majority voting requirements of the TSX.

BOARD EDUCATION

The Company encourages continuing education for Board directors to allow them to stay apprised of emerging issues, trends and best practices from a governance perspective, and issues relevant to the Company's business as a development stage mining company with projects in Argentina. Board members are also encouraged to participate in seminars, conferences and professional development courses that further their knowledge about matters relevant to the Board or committee they are members of, and their knowledge of the Company's business. Members of the ARC, in particular, are encouraged to attend conferences related to accounting and finance issues to maintain and further their knowledge of issues falling within the oversight of the committee, and members independently attend seminars and sessions offered externally in this regard. Lithium Argentina offers internal education sessions to its Board members each year, with a corporate governance workshop and an update on internal ESG initiatives.

In addition, informational updates are provided to the Board from time to time by senior management and professional advisors at scheduled meetings or informally, generally focusing on specific aspects of the business or industry that are deemed particularly relevant or important, or on topics that the Board considers to be beneficial. Board members are also invited to attend internal continuing education offered to Company employees, such as cybersecurity awareness training.

Visits to the Company's projects are also important educational opportunities. Directors are generally given tours of the properties to provide them with additional insight into the business and to encourage interaction with local management and personnel.

BOARD ORIENTATION

New directors on the Board as part of the onboarding process are provided with an orientation that includes meetings with the Company's senior management team. These meetings are intended to equip new directors with information about the Company's business, history and current status of operations, its strategy, goals and objectives, major policies, significant partners and service providers, the political environment and geopolitical considerations in the jurisdictions where the Company operates, and to further increase their awareness about the lithium industry, lithium markets and pricing, developments in the electric vehicle and battery markets, recent analyst reports, information about the Code, information pertaining to personal liabilities, the Company's insurance program, requirements for purchasing, exercising and selling Company-issued securities (Common Shares, Incentive Plan securities such as DSUs, RSUs and Options, and other convertible securities such as warrants), and rules regarding insider trading and non-public information. New directors also participate in office and site visits, and have the opportunity to meet with staff throughout the organization.

New directors are also provided with the Company's policies, including the Code, the Board's mandate, committee charters, position descriptions and other information about the Company.

COMMITTEES OF THE BOARD

The Board has three standing committees, each with a written charter setting out the duties and responsibilities for the committee and its members, areas of committee oversight and the process for reporting to the Board. Directors are appointed annually to the committees after the annual meeting of Shareholders. The current members of each committee and their independence status are set out below.

Committee	Members	Independence
Audit and Risk Committee	Robert Doyle (Chair) George Ireland Calum Morrison	Independent Independent Independent
GNCLC	Calum Morrison (Chair) Robert Doyle George Ireland	Independent Independent Independent
Sustainable Development Committee	Diego Lopez Casanello (Chair) John Kanellitsas Franco Mignacco Monica Moretto	Independent Not Independent Not Independent Independent

All committees have the authority to retain independent legal counsel or other advisors and to set advisor compensation.

The Board has adopted written charters for each of its committees, with each charter specifying the responsibilities and duties of each committee Chair. The charters of each committee of the Board are available on the Company's website (www.lithium-argentina.com).

Audit and Risk Committee

The ARC assists the Board in its oversight functions as they relate to the integrity of the financial statements and financial reporting, accounting processes, internal controls, and matters concerning independent external auditors, including direct communication with external auditors.

The ARC's primary areas of responsibility include:

  Overseeing the integrity of the Company's financial statements and reviewing the Company's financial disclosure and reporting;

  Overseeing the integrity and performance of the Company's internal audit processes, including the internal audit function;

  Monitoring the qualifications, independence and performance of the Company's external auditor;

  Reviewing the integrity and effectiveness of the Company's systems of internal controls for reporting on the Company's financial condition;

  Monitoring the Executive Management Team's compliance with legal and regulatory requirements as it relates to financial and reporting matters; and

  Overseeing certain risk management systems and practices adopted by the Company.

The Audit and Risk Committee's charter is available on the Company's website: www.lithium-argentina.com.

Composition of the Audit and Risk Committee

The Company's ARC currently consists of Robert Doyle (Chair), George Ireland and Calum Morrison. National Instrument 52-110 - Audit Committees ("NI 52-110") provides that a member of an audit committee is "independent" if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board, reasonably interfere with the exercise of the member's independent judgement. The Board has determined that all members of the ARC are "independent" directors. All members of the ARC are financially literate, and two members are designated as financial experts, being Robert Doyle and Calum Morrison. "Financially literate" means the individuals have the ability to read and understand a company's financial statements of a similar level of extent and complexity as can be expected of the financial reporting by the Company.

Based on their business and educational experiences, each ARC member has a reasonable understanding of the accounting principles used by the Company; an ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the Company's financial statements, or experience actively supervising one or more individuals engaged in such activities; and an understanding of internal controls and procedures for financial reporting. All members of the ARC have had several years of experience in senior executive roles or as board members of significant business enterprises in which they assumed substantial financial and operational responsibility.

Reliance on Certain Exemptions

During the most recently completed financial year, the Company has not relied on certain exemptions set out in NI 52-110, namely section 2.4 (De Minimus Non-audit Services), section 3.2 (Initial Public Offerings), section 3.4 (Events Outside Control of Member), section 3.5 (Death, Disability or Resignation of Audit Committee Member), and any exemption, in whole or in part, in Part 8 (Exemptions).

Audit and Risk Committee Oversight

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the ARC to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The ARC Chair is authorized to pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's auditor, subject to the Chair reporting the pre-approval(s) to the ARC at the ARC's meeting subsequent to said approval(s).

Audit Fees

The following table sets forth the fees billed to the Company and its subsidiaries by PricewaterhouseCoopers LLP, Chartered Professional Accountant, for services rendered during the years ended December 31, 2024 and 2023:

	2024	2023
Audit fees(1)	$508,606	C$1,600,500
Audit-related fees(2)	-	-
Tax fees(3)	$650,522	C$170,300
All other fees(4)	$2,343	C$6,440
Total	$1,161,471	C$1,777,240

Notes:

(1) The aggregate audit fees billed by the Company's auditor.

(2) Audit-related fees refers to the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under audit fees.

(3) The aggregate fees billed (or accrued) for professional services provided by the auditor rendered for tax compliance, tax advice and tax planning.

(4) All other fees represent fees for an audit of the Company's report prepared pursuant to the Extractive Sector Transparency Measure Act in Canada.

Additional Reliance

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in subsection 3.3(2) (Controlled Companies) or section 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) of NI 52-110.

At no time since the commencement of the Company's most recently completed financial year has the Company relied upon section 3.8 (Acquisition of Financial Literacy) of NI 52-110.

Governance, Nomination, Compensation and Leadership Committee

The GNCLC has a written charter setting out its responsibilities. Generally, the GNCLC assists the Board with oversight of the following matters:

  Identifying individuals qualified to become Board and Board committee members and recommending that the Board select director nominees for appointment or election to the Board;

  Developing and recommending corporate governance guidelines and practices for the Company to the Board to consider;

  Reviewing Executive Management Team development and succession planning for the Company;

  The Board's responsibilities relating to compensation and benefits of the Executive Management Team and directors of the Company; and

  Developing and overseeing the Company management's compensation policies and programs.

The GNCLC reviews and makes recommendations to the Board with respect to committee and Board composition, along with the overall compensation strategy, the Incentive Plan, salaries and benefits, and succession planning of executive officers that may address retirement, termination of employment or special circumstances. Committee oversight also extends to setting annual corporate goals and objectives for the Company, which in turn form the basis for performance evaluations for senior management. The GNCLC also determines performance-based awards for the CEO and Executive Chair based on their annual performance reviews. Further details regarding this process are set out in the section titled "Executive Compensation" of the Circular.

All members of the GNCLC have the skills and experience necessary to oversee compensation matters based on their prior management roles with public and private companies. For more information about the skills and experience of each committee member, see their bios under the section titled "Directors Disclosure, Nominees".

Sustainable Development Committee

The SDC assists the Board with oversight of the following matters:

  The review and reporting to the Board on corporate policies, procedures and practices with respect to managing the risks and opportunities associated with:

  Health and safety;

  Environmental matters including water, waste, biodiversity, reclamation, closure, carbon emissions, air quality management and responsible production;

  Social engagement and social responsibilities including but not limited to interactions with local communities, governments, Indigenous communities, academic institutions, and industry, policy and advocacy groups; and

  Sustainable development and business practices as they relate to environmental, safety, social responsibility and related matters in the conduct of the Company's activities; and

  The review and monitoring of Company's sustainability reporting, as well as the Company's alignment and audits against sustainability.

The proper care of the environment and the health and safety of the Company's workforce is integral to its organization and the communities in which it operates. Accordingly, Lithium Argentina and its subsidiaries conduct operations with a focus on sustainability, and protecting and minimizing impacts to local communities, the environment and wildlife to the extent possible. The Company's commitment extends to, among other things:

  Complying with the standards set by the applicable environmental laws and regulations of the countries and regions in which it operates, and additional environmental standards and practices that are voluntarily adopted by the Company;

  Exploring, designing, constructing, operating and planning for closures of mining and processing operations by utilizing effective and proven practices that minimize adverse environmental impacts;

  Educating employees regarding environmental matters, promoting employee participation in identifying opportunities to minimize environmental impacts, and asking that employees behave in a manner which recognizes the Company's social responsibility;

  Conducting regular reviews and reporting findings to management and the Board in respect of environmental, sustainability, health, safety and community relations matters; and

  Striving to continually improve its environmental performance by designing and developing operations to minimize environmental impacts through initiatives like carbon footprint reduction and tailings waste management, and other mitigation measures.

DIRECTOR MEETING ATTENDANCE

The table below sets out the attendance of Board nominees at meetings in 2024.

DIRECTOR	BOARD		AUDIT AND RISK COMMITTEE		GNCLC		SUSTAINABLE DEVELOPMENT COMMITTEE
	Number	%	Number	%	Number	%	Number	%
John Kanellitsas (Executive Chair)	9 of 9	100	N/A	N/A	N/A	N/A	4 of 4	100

Sam Pigott (CEO)(1)	6 of 6	100	N/A	N/A	N/A	N/A	N/A	N/A

George Ireland	9 of 9	100	4 of 4	100	5 of 5	100	N/A	N/A

Diego Lopez Casanello	9 of 9	100	N/A	N/A	N/A	N/A	4 of 4	100

Robert Doyle	9 of 9	100	4 of 4	100	5 of 5	100	N/A	N/A

Franco Mignacco	9 of 9	100	N/A	N/A	N/A	N/A	4 of 4	100

Monica Moretto(1)	6 of 6	100	N/A	N/A	N/A	N/A	3 of 3	100

Calum Morrison	9 of 9	100	4 of 4	100	5 of 5	100	N/A	N/A

Notes:

(1) Mr. Pigott and Ms. Moretto joined the Board in March 2024.

DIRECTOR COMPENSATION

The Board was reconstituted in October 2023 to be comprised of John Kanellitsas, George Ireland, Diego Lopez Casanello, Robert Doyle, Franco Mignacco and Calum Morrison. On March 19, 2024, Sam Pigott and Monica Moretto were appointed to the Board.

On recommendation of Lane Caputo, an independent compensation advisor to the Company, a fee schedule for independent directors was developed based on a benchmarking exercise to the peer group outlined below:

Compensation Peer Group

Aris Mining Corp.	Fortuna Mining Corp.	Lithium Americas Corp.

Aya Gold & Silver Inc.	Hudbay Minerals Inc.	MAG Silver Corp.

Capstone Copper Corp.	IGO Limited	MP Materials Corp.

Ero Copper Corp.	Ioneer Ltd.	Piedmont Lithium Inc.

First Majestic Silver Corp.	Liontown Resources Ltd.	Standard Lithium Ltd.

Compensation paid to the independent directors is comprised of an annual cash retainer for serving on the Board and committees, payable in arrears in four quarterly installments, and an equity retainer in the form of annual DSU grants in accordance with the Company's current Incentive Plan. Upon appointment to the Board, a pro-rated initial equity award will be made based on the amount of time until the next annual equity award.

Services by Independent Directors	Cash Retainer	Equity Retainer
Annual Base Fees (payable in arrears in four quarterly installments)
Lead Director	US$70,000 per year	US$150,000 in the form of an annual DSU grant under the Incentive Plan

Independent Director Fee (for all independent directors other than the Lead Director)	US$50,000 per year	US$150,000 in the form of an annual DSU grant under the Incentive Plan

Additional Fees for Serving on Committees (payable in arrears in four quarterly installments)

Annual Fee for acting as Chair of the ARC	US$20,000 per year	-

Annual Fee for acting as Chair of the GNCLC	US$15,000 per year	-

Annual Fee for serving as a Chair of any other committee	US$10,000 per year	-

Special Committee Meeting Fees	To be set by the Board concurrent with establishing the special committee, and dependent upon the expected workload

Director Compensation Table

The table below summarizes the compensation earned by all directors other than directors who are also Named Executives for the year ended December 31, 2024.

In 2024, the Company paid a total of US$1,083,642 in director compensation to independent directors. This includes fees paid to current directors, but excludes compensation paid to Mr. Pigott, Mr. Kanellitsas and Mr. Mignacco who were not compensated for their services as directors.

Director Name	Fees Earned (US$) (1)	Share- Based Awards (US$) (2)	Option- Based Awards (US$)	Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)	Total (US$)
George Ireland	$70,000	$150,000	-	-	-	-	$220,000
Diego Lopez Casanello	$60,000	$150,000	-	-	-	-	$210,000
Robert Doyle	$70,000	$150,000	-	-	-	-	$220,000
Monica Moretto (3)	$37,912	$179,730	-	-	-	-	$217,642
Calum Morrison	$65,000	$150,000	-	-	--	-	$215,000
Franco Mignacco (4)	$287,500	$465,623	-	-	-	250,000	$1,003,123

Notes:

(1) Cash portion of fees paid to each director.

(2) DSU portion of fees paid to each director. Amounts presented are based on the estimated grant date fair value of the DSUs being US$3.85 per DSU awarded in Q2 2024.

(3) Ms. Moretto joined the Board in March 2024.

(4) Mr. Mignacco's role as President of Minera Exar ended on December 6, 2024, however, he continues to serve as a director of the Company and as Chair of the Shareholder Committee of Minera Exar. In 2024, as compensation for serving as President of Minera Exar, Mr. Mignacco received fees of $287,500. In connection with his retirement as President of Minera Exar, Mr. Mignacco received a retirement payment of an aggregate of $500,000, comprised of a cash payment of $250,000 and the issuance of $250,000 of RSUs. Mr. Mignacco was not paid any fees to serve as a director of the Company in 2024. In 2025 Mr. Mignacco will be paid director fees.

The following table provides a breakdown of the fees earned by non-employee directors in the table above:

Director Name	Security	Board Retainer (US$)	Committee Retainer (US$)	Total (US$)
George Ireland	Cash	$50,000	$20,000	$70,000
	DSUs	$150,000	-	$150,000
	Options	-	-	-
Diego Lopez Casanello	Cash	$50,000	$10,000	$60,000
	DSUs	$150,000	-	$150,000
	Options	-	-	-
Robert Doyle	Cash	$50,000	$20,000	$70,000
	DSUs	$150,000	-	$150,000
	Options	-	-	-
Monica Moretto(1)	Cash	$37,912		$37,912
	DSUs	$150,000	-	$150,000
	Options	-		-
Calum Morrison	Cash	$50,000	$15,000	$65,000
	DSUs	$150,000	-	$150,000
	Options	-	-	-
Franco Mignacco(2)	Cash	$537,500	-	$537,500
	DSUs	$150,000	-	$150,000
	RSUs	$250,000	-	$250,000
	Options	-	-	-

Notes:

(1) Ms. Moretto joined the Board in March 2024.

(2) Mr. Mignacco's role as President of Minera Exar ended on December 6, 2024, however, continues to serve as a director of the Company and as Chair of the Shareholder Committee of Minera Exar. In 2024, as compensation for serving as President of Minera Exar, Mr. Mignacco received fees of $287,500. In connection with his retirement as President of Minera Exar, Mr. Mignacco received a retirement payment of an aggregate of $500,000, comprised of a cash payment of $250,000 and the issuance of $250,000 of RSUs. Mr. Mignacco was not paid any fees to serve as a director of the Company in 2024. In 2025 Mr. Mignacco will be paid director fees.

Outstanding Share-Based Awards and Option-Based Awards

Set out below is the value of all outstanding equity incentive awards under the Incentive Plan as of December 31, 2024 held by directors other than directors who are also disclosed as Named Executives.

	Option-based Awards				Share-based Awards, DSUs and RSUs
Name	Number of securities underlying unexercised Options (#)	Options exercise price (US$)	Options expiration date	Value of unexercised in-the-money Options (US$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)(2)	Market or payout value of vested share-based awards not paid out or distributed (US$)
George Ireland	150,000	$5.56	3-Dec-30	-	251,861	$659,876	-

Diego Lopez Casanello	150,000	$5.56	3-Dec-30	-	113,961	$298,578	-
Robert Doyle	150,000	$5.40	3-Dec-30	-	113,961	$298,578	-
Monica Moretto(3)	-	-	-	-	46,683	$122,309	-
Calum Morrison	150,000	$5.40	3-Dec-30	-	113,961	$298,578	-
Franco Mignacco(4)	150,000	$5.40	3-Dec-30	-	233,077	610,662	-
	60,000	$3.85	20-Jun-29	-	-	-	-

Notes:

(1) The value of unexercised "in-the-money options" is calculated on the basis of the difference between the closing price of the Shares on the NYSE on December 31, 2024 of US$2.62 and the exercise price of the Options.

(2) The market value of unexercised share-based awards is calculated on the basis of the closing price of the Common Shares on the NYSE on December 31, 2024 of US$2.62. DSUs cannot be redeemed until after the director ceases to hold a position with the Company.

(3) Ms. Moretto joined the Board in March 2024.

(4) Franco Mignacco retired from his role as President of Minera Exar on December 6, 2024, however, continues to serve as a director of the Company and as Chair of the Shareholder Committee of Minera Exar.

Anti-hedging requirements are set out in the Company's Securities Trading Policy and apply to all directors.

Incentive Plan Awards-Value Vested or Earned During the Year

The following table sets out the value vested or earned under the Company's Incentive Plan during the year ended December 31, 2024, for all directors other than directors who are also disclosed as Named Executives:

Name	Option-based awards value vested during the year (US$)	Share-based awards value vested during the year (US$)(1)	Non-equity incentive plan compensation value earned during the year (US$)
George Ireland	0	0	0
Diego Lopez Casanello	0	0	0
Robert Doyle	0	0	0
Monica Moretto(2)	0	0	0
Calum Morrison	0	0	0
Franco Mignacco(3)	0	$23,896	0

Notes:

(1) "Value vested during the year" means the aggregate dollar value of the Common Shares that are issued on the vesting of DSUs and RSUs. This amount is calculated using the closing market price of the Common Shares on the dates on which the DSUs and RSUs vested during the year ended December 31, 2024. DSUs cannot be redeemed until after the director ceases to hold a position with the Company.

(2) Ms. Moretto joined the Board in March 2024.

(3) Franco Mignacco retired from the position of President of Minera Exar on December 6, 2024 and continued being a director of the Company.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers, employees of the Company or its subsidiaries, the proposed nominees for election to the Board, or their respective associates or affiliates, are or have been indebted to the Company or its subsidiaries since the beginning of the last completed financial year of the Company.

EXECUTIVE COMPENSATION

The Executive Management Team was reconstituted in October 2023 to be comprised, among others, of John Kanellitsas, Executive Chair, President and Interim CEO, and Alex Shulga, Vice President and CFO. On March 18, 2024, Sam Pigott joined the Company as President and CEO with Mr. Kanellitsas (the Company's former President and Interim Chief Executive Officer) continuing in his role as Executive Chair.

The GNCLC, on behalf of the Board, is responsible for overseeing the Company's executive compensation program.

In 2023, the Board adopted an Incentive Compensation Recovery Policy, which provides for the recovery of erroneously awarded incentive compensation from covered executives in the event that the Company is required to prepare an accounting restatement due to material non-compliance of the Company with any financial reporting requirements under U.S. securities laws and NYSE requirements. A copy of the Incentive Compensation Recovery Policy can be found on the Company's website (www.lithium-argentina.com).

EXECUTIVE COMPENSATION PHILOSOPHY

The Company's goal is to offer a compensation program that is competitive within the median range of a select group of industry peers for executive compensation comparison purposes, with the overall focus of the program being to offer competitive base compensation to executives and pay for strong performance through an annual performance management program, with a particular emphasis on compensating executives through equity securities to better align executives' financial interests with the interests of shareholders. The goals of the Company's executive compensation program are:

  To attract, motivate and retain high performing executives through market competitive base salaries and employee benefits, which are offered throughout the organization;

  To pay for performance of its executives through the performance management program, which includes performance reviews and awards based on a combination of individual performance and the attainment of corporate and individual goals and objective each year, thereby furthering the interests of the Company, and adding an at-risk component to executive compensation;

  To recognize the contribution of its executives to the Company's profitability and long-term growth through the award of short-term and long-term equity incentives based on executive and corporate performance; and

  To align the financial interests of executives with the interests of Shareholders and the Company's overall performance through the award of equity incentives that expose executives to the risks and rewards of ownership of the Company's equity securities.

As an operational stage lithium mining and processing company that recently commenced production of battery grade lithium products, Lithium Argentina is dependent on individuals with specialized skills and knowledge related to mining exploration, development and operations, capital projects management, chemical processing for lithium products, corporate finance, legal, human resources, and other areas of business or management expertise. The Company operates in regions where competition for talent is increasingly strong, the number of opportunities for job seekers is growing and where it is increasingly important for companies to have competitive compensation programs and practices in place to retain and attract talent.

For the year ended December 31, 2024, the compensation program included the following components: base salary, short-term incentive ("STI") annual performance award generally payable 100% in short-term vesting RSUs, long-term incentive ("LTI") performance award payable 100% in three year vesting RSUs, and employee benefits such as retirement savings plan contributions, extended health, dental, life and disability insurance, and a health and wellness benefit to encourage a healthy lifestyle for the Company's executives and staff generally.

2024 was another transformational year for the Company with the achievement of commercial production at Cauchari-Olaroz, the investment by a subsidiary of Ganfeng in the Company's Pastos Grandes project, the successful advancement of the Company following its corporate reorganization and the strategic continuation to Switzerland, which are accomplishments for which its executives deployed significant time and efforts. Management and the GNCLC worked with Lane Caputo, an independent compensation advisor to the Company, to evaluate and refine a new executive compensation program for 2024 and beyond in line with the new attributes specific to the Company post-reorganization.

COMPENSATION GOVERNANCE

Compensation matters are overseen by the GNCLC. All members of the committee are current or former executive officers/directors of public or private companies, providing them with an understanding of executive compensation policies and practices, along with practical experience as to the workings of such programs and policies. The GNCLC also has the ability to engage external advisors to support committee members in fulfilling the mandate of the committee.

COMPENSATION ADVISOR AND PEER GROUP BENCHMARKING REVIEW

To offer market competitive levels of compensation, the Company previously engaged Willis Towers Watson ("WTW") in 2017 to provide independent compensation advisory services to the GNCLC and management on its compensation program. The benchmark compensation review completed by WTW, management and the GNCLC involved the development of a compensation peer group comprised of public lithium mining companies, other diversified mining companies, and lithium and other specialty chemical producers in Canada, the U.S. and Australia who publicly disclose their compensation practices. After developing the compensation peer group, a comparison of target total direct compensation of the Company's executives with that of the peer group was assessed, together with other industry compensation reports. From there increases to executive compensation were determined, taking effect in 2023.

The Company subsequently engaged Lane Caputo to assist with developing a new fee schedule for independent directors based on a benchmarking exercise to a revised peer group. Lane Caputo also assisted in developing a new executive compensation program for 2024 in line with the new attributes specific to the Company post-reorganization, as described below.

There is no requirement for the GNCLC to pre-approve other services the independent compensation advisor or any of its affiliates provides to the Company at the request of management.

Fees paid to the independent compensation advisors, Lane Caputo for the 2024 fiscal year and WTW for the 2023 fiscal year, are set out below.

Compensation Advisory Fees	For the years ended December 31,
	2024 (US$)	2023 (US$)
Executive compensation related-fees	$55,606	$20,353
All other fees	$3,381	$20,666
Total fees	$58,987	$41,019

PERFORMANCE EVALUATION AND COMPENSATION PROCESS

The Company follows an internal compensation planning process. Parties participating in the process include management, the GNCLC and an independent compensation advisor as engaged from time to time. Executive compensation decisions and recommendations by management are made by the CEO and Executive Chair (the "Management Compensation Committee"). The Management Compensation Committee evaluates annual performance reviews and make recommendations to the GNCLC on performance awards for executives other than the CEO and Executive Chair. The GNCLC then reviews the recommendations in light of the Company's compensation and retention strategy to ensure proposed awards are aligned with the overall design of the compensation program and the Company's business needs, and seeks input from the independent compensation consultant as needed. Annual performance evaluations for the CEO and Executive Chair are assessed by the GNCLC, which as a committee determines performance awards for these executives. Once the GNCLC and the Management Compensation Committee have agreed on final performance awards and any changes to executive compensation, these are submitted by the GNCLC with a committee recommendation for Board consideration. Board approval is required for items such as equity compensation grants, including STI and LTI equity awards, and salary changes for the CEO, Executive Chair and other senior officers of the Company.

The Company historically engaged an independent compensation consultant to conduct a bi-annual review of executive compensation, benchmarked to compensation of a selected peer group. This process is overseen by the GNCLC, which receives recommendations from the consultant and determines if any changes are needed to the executive compensation program and levels of compensation. In non-review years, the Management Compensation Committee will consider cost-of-living adjustments to base salary for executives along with other staff and provide a recommendation for consideration by the GNCLC based on changes to indices measuring inflationary conditions in the regions where the executives and staff work.

COMPENSATION BENCHMARKING

Benchmarking of executive compensation compares actual and target compensation against a peer group to benchmark for the position, organizational role and scope of responsibility. The peer group for 2024 was recommended by Lane Caputo and selected based on the criteria set out below.

Criteria for Selection as Compensation Peers in 2024
Industry	Companies operating in industries that will overlap with the Company's business targeting battery-grade lithium products, being the diversified metals and mining industry (including lithium)
Geographic Location	Publicly traded companies headquartered in North America were selected as many of the Company's executives are based there and the Company is listed on the NYSE and TSX, along with Australia where many global, public lithium companies are headquartered
Size	Comparable size to the Company based on market capitalization, enterprise value and projected revenues, with the Company falling near the median point compared to peers

COMPENSATION PEER GROUP

The criteria set out above were applied to develop the following compensation peer group of 15 companies, recommended by Lane Caputo to the GNCLC, and approved by the Board.

Compensation Peer Group
Aris Mining Corp.	Fortuna Mining Corp.	Lithium Americas Corp.
Aya Gold & Silver Inc.	Hudbay Minerals Inc.	MAG Silver Corp.
Capstone Copper Corp.	IGO Limited	MP Materials Corp.
Ero Copper Corp.	Ioneer Ltd.	Piedmont Lithium Inc.
First Majestic Silver Corp.	Liontown Resources Ltd.	Standard Lithium Ltd.

NAMED EXECUTIVE OFFICERS

For the purposes of this Circular, a Named Executive officer (a "Named Executive") means, except as specified, each of the following individuals: (a) the CEO; (b) the CFO; (c) each of the three most highly compensated executive officers of the Company including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 as determined in accordance with subsection 1.3(6) of Form 51-102F6 - Statement of Executive Compensation; and (d) each individual who would be an Named Executive under paragraph (c) but for the fact that the individual was neither an executive officer of the Company or its subsidiaries, nor acting in a similar capacity, at the end of the financial year, for the year ended December 31, 2024.

The Named Executives set out below are the Company's CEO, CFO, Executive Chair and the two other highest paid executive officers for the 2024 fiscal year.

Named Executive	Officer's Title
John Kanellitsas	Executive Chair
Sam Pigott	Executive Director, President and Chief Executive Officer
Alec Meikle	Executive Vice President, Corporate Development
Alex Shulga	Vice President and Chief Financial Officer
Mariano Chiappori	Vice President and Chief Operating Officer

ELEMENTS OF EXECUTIVE COMPENSATION

The Company generally utilizes a combination of both fixed and variable compensation to motivate executives to achieve overall corporate goals. The Board, acting on the recommendation of the GNCLC, has implemented a compensation structure intended to align the interests of the executive officers with those of the Shareholders. The elements of the Company's historical executive compensation program are summarized in the table below.

Compensation Elements	Features	Objectives
Base Salary	Evaluated annually, alternating with a bi-annual benchmarking executive compensation review, and in non-benchmarking years a bi-annual cost-of-living adjustment.	Fixed compensation, recognizing individual experience, performance and responsibilities.

Targeting salary to the median range of compensation peers promotes retention of talented individuals as executive officers, and facilitates recruitment of new talent in a competitive job market landscape.
STI Awards	RSUs with one-year vesting conditions. STI award = Base Salary x STI Target % x (Corporate Performance based on % weight by position + individual performance based on % weight by position).	Rewards performance by executives for achieving annual individual goals and corporate strategic goals.

Designed to motivate executives, recognize annual contributions by individuals, and align executive performance with corporate strategic priorities.
LTI Awards	RSUs with three-year vesting conditions. LTI = base salary x LTI retention factor.	Promotes longer-term retention and aligns long-term interests of our executives with those of shareholders.

At risk award that links long-term equity plan payouts to relative total share price performance over a three-year period
Rewards executives for industry out-performance.
Retirement Savings Plan Contributions	Annual contribution matching by the Company to a retirement savings plan, up to 3% of base salary, subject to a contribution ceiling established annually (2024 - US$23,000 for ages below 50; US$30,500 for ages 50 and over).	Market competitive benefit. Encourages retirement savings by our executives.
Health, Wellness and Other Benefits	Health, dental, life, critical illness and disability insurance. Health and wellness spending account.	Market competitive benefits. Encourages and supports health and wellness for our executives.

The GNCLC reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on the respective executive's role and responsibilities within the Company. The committee's focus is on remaining competitive in the market with respect to the Company's total compensation program, in addition to certain components of executive compensation such as base salary and the Company's performance-based compensation program.

Base Salary

Base salaries are set with the goal of being competitive with corporations of a comparable size and stage of development, thereby enabling the Company to compete for and retain executive officers critical to the Company's long-term success. The GNCLC and the Board approve the salary ranges for executives based on the peer group compensation benchmarking review generally occurring bi-annually. Salary determinations for executives by the committee and management are made with consideration of the Company's financial resources and the following criteria, among others:

  The particular responsibilities related to the position;

  Salaries paid by comparable businesses and factoring in market conditions for talent;

  The experience level of the executive; and

  The executive's overall performance or expected performance (in the case of a newly hired executive).

An assessment of these criteria is made by the GNCLC for the CEO and Executive Chair. For other Named Executives excluding the CEO and Executive Chair, the assessment is made by management, and a recommendation is made to the committee for feedback and recommendation to the Board. Final recommendations are then made to the Board to approve base salary adjustments.

Short-Term Incentive Compensation

The Company awards annual STI compensation to executives based on the achievement of corporate and individual goals for the year. STI awards have the objective of motivating executives to achieve performance objectives that are aligned with the overall strategic objectives of the Company during the period.

A target range for an STI award as a percentage of salary is generally set for each executive position. Actual bonuses awarded are subject to a multiplier depending on actual performance for the year. STI compensation is discretionary and generally consists of a grant of RSUs. RSUs are awarded under the Incentive Plan.

Management determines recommendations for STI awards based on the outcome of annual performance reviews for each executive other than the CEO and Executive Chair. New grants take into consideration corporate and individual performance for the annual period and generally do not factor in prior grants made to an individual except the Company is nearing the maximum number of Common Shares issuable under the Incentive Plan. Recommendations are submitted by GNCLC for consideration and approval. The GNCLC determines STI awards for the CEO and Executive Chair, while all other awards are recommended by management with the GNCLC providing feedback as needed on the recommended amount of such awards. All grants for equity STI awards are approved by the Board.

During the year ended December 31, 2024, the Company utilized a corporate performance scorecard with objectives and various range weights based on position level as well as performance achieving individual goals for the year. Corporate goals and objectives were then cascaded down throughout the organization, after being approved by the GNCLC. These goals and objectives are generally reflected in five broad categories as set out in the table below. Each category was assigned a particular weighting, with performance weighted on a scale of 1 to 5.

Category	Weighting	Rating	Payout
Safety & ESG	10%	3	100%
Operations at Cauchari-Olaroz	35%	5	200%
Finance	25%	5	200%
Growth Initiatives	10%	3	100%
Corporate Functions	20%	4	150%
Total Payout	100%		170%

The Board, upon the recommendation of the GNCLC, determined that 2024 was an exceptional year for Lithium Argentina, marked by significant operational, financial and strategic achievements. These accomplishments formed the basis for assessing corporate performance and determining corresponding incentive compensation payouts for management.

Most notably, Cauchari-Olaroz exceeded its annual production targets, establishing itself as the largest producer of lithium carbonate in Argentina. This milestone was achieved through enhanced operational efficiency and effective collaboration with our joint venture partner, Ganfeng. The site's leadership and technical teams were strengthened by integrating experienced personnel from both organizations. This operational outperformance was a key factor in the corporate scorecard assessment.

From a financial standpoint, management executed several strategic initiatives to strengthen the Company's capital structure. Through targeted transactions and financings, the Company significantly reduced project-level debt and extended debt maturities, thereby enhancing financial flexibility. Additionally, corporate overhead costs were meaningfully reduced during the year, reflecting disciplined cost management and a renewed focus on supporting core operational objectives.

The Company also successfully completed its corporate domicile migration to Switzerland with overwhelming Shareholder approval. This action reflects the Board's and management's responsiveness to Shareholder feedback and supports the Company's future growth and strategic flexibility.

After thorough evaluation, the GNCLC and the Board concluded that corporate performance in 2024 exceeded expectations on several key metrics. Accordingly, the Board approved annual incentive awards that reflect both the strong execution of corporate goals and the creation of long-term value for shareholders.

The individual performance and weighting of individual performance in respect of each Named Executive is set out in the table below.

Named Executive Officer	Individual Weighting	Individual Rating	Payout
John Kanellitsas, Executive Chair	0%	4	150%
Sam Pigott, President and Chief Executive Officer	0%	4	150%
Alec Meikle, Executive Vice President, Corporate Development	40%	5	200%
Alex Shulga, Vice President and Chief Financial Officer	35%	3.25	130%
Mariano Chiappori, Vice President and Chief Operating Officer	40%	3.25	130%

For 2024, the minimum, the STI target and maximum payout opportunity for each Named Executive is set out below, as a percentage of base salary. The STI award may be revised above or below the target set for any of the Company's senior management, including Named Executives, in the Board's discretion on recommendation from the GNCLC within the minimum and maximum ranges provided in the table.

Named Executive Officer	Minimum Payout	% of Base Salary Target	Maximum Payout	Actual Payout
John Kanellitsas, Executive Chair	0%	100%	200%	75%
Sam Pigott, President and Chief Executive Officer*	0%	100%	200%	117%
Alec Meikle, Executive Vice President, Corporate Development*	0%	75%	150%	62%
Alex Shulga, Vice President and Chief Financial Officer	0%	75%	150%	110%
Mariano Chiappori , Vice President and Chief Operating Officer	0%	75%	150%	100%

Notes:

* Sam Pigott's STI was pro-rated to reflect his employment with the Company starting on March 18, 2024 and Alec Meikle's STI was pro-rated to reflect his employment with the Company starting on July 31, 2024.

Long-Term Incentive Compensation

LTI compensation is another key component of the Company's executive compensation program. LTI compensation is awarded to motivate performance by executives and promote retention with a strong focus on long-term alignment of executives' interests with those of shareholders. Executives are also provided with an opportunity to share in the rewards of the Company's performance, together with the associated risks of ownership of the Company's securities.

For the year ended December 31, 2024, the Company awarded RSUs to executives as LTI awards under the Incentive Plan. The RSUs have a three-year vesting period. The Company has the discretion to award Options under the Incentive Plan, however, did not grant any Options as part of LTI.

LTI awards for the CEO and Executive Chair are determined by the GNCLC, and for other executives are determined by the CEO and reviewed by the Management Compensation Committee prior to their recommendation to the GNCLC, with all awards being determined based on a combination of individual performance and consideration of long-term retention. The GNCLC then makes a recommendation for Board approval of all LTI awards to be granted as equity compensation.

The LTI awarded to each Named Executive for 2024 is set out below, as a percentage of base salary. Similar to STI awards, a LTI award may be revised for any of the Company's senior management, including Named Executives, in the Board's discretion on recommendation from the GNCLC.

Named Executive Officer	Minimum Payout	Maximum Payout	Actual 2024 Award
John Kanellitsas, Executive Chair	0%	200%	100%
Sam Pigott, President and Chief Executive Officer	0%	200%	163%
Alec Meikle, Executive Vice President, Corporate Development	0%	200%	153%
Alex Shulga, Vice President and Chief Financial Officer	0%	200%	175%
Mariano Chiappori, Vice President and Chief Operating Officer	0%	200%	147%

Benefits

The Company provides a benefits program, including health, dental, life, critical illness and disability insurance, employee and family assistance program, and a health and wellness spending account to encourage a healthy lifestyle for its employees, including Named Executives.

Management of Risks

The GNCLC and the Board periodically assess the implications of the risks associated with the Company's compensation policies and practices.

The committee maintains sufficient discretion and flexibility in implementing compensation decisions such that unintended consequences in remuneration can be minimized, while still being responsive to market influences in a competitive environment. Through the GNCLC Charter, the GNCLC has sole authority to retain consultants to assist it in the evaluation of compensation of senior management and directors. The Company has policies in place to mitigate compensation policies and practices that could encourage Named Executives to take inappropriate and excessive risk. All material contracts and agreements require Board approval. The Board also approves annual and capital budgets.

The Company has a Securities Trading Policy, which applies to employees, officers, directors and consultants ("Covered Persons") of the Company, its subsidiaries and joint venture interests, and also extends to any trading by trusts and holding companies controlled by Covered Persons. The Company also expects Covered Persons will ensure compliance by family and other members of their household.

The Securities Trading Policy stipulates that the Company and its Covered Persons are subject to restrictions against trading in securities of the Company while in possession of material information that has not been publicly disclosed. The Securities Trading Policy also prohibits hedging and derivatives trading, engaging in short sales and trading on margin or pledging the Company's securities. The Securities Trading Policy is posted on the Company's website.

PERFORMANCE GRAPH

The graph and table below compares the cumulative shareholder return on a C$100 investment in Common Shares to a similar investment in companies comprising the S&P/TSX Composite Total Return Index, including dividend reinvestment, for the period from January 1, 2019 to December 31, 2024:

Notes:

(1) The cumulative return of the Company's Shares is based on the closing prices of the Shares on the TSX on December 31, 2019, 2020, 2021, 2022 and 2023 or, if there was no trading on such date, the closing price on the last trading day prior to such date. It has been assumed that upon completion of the corporate reorganization, Lithium Americas Corp. common shares received were sold on October 4, 2023, and that the proceeds were reinvested in the Shares.

(2) The S&P/TSX Composite Total Return Index is a total return index (C$), the calculation of which includes dividends and distributions reinvested.

As shown in the graph above, during the fiscal year ended December 31, 2024, the Company's Common Share price declined relative to the S&P/TSX Composite Total Return Index for the 2024 calendar year, however, has increased relative to the S&P/TSX Composite Total Return Index over the 5-year timeframe. The Company believes that the share price performance has been impacted primarily by declining lithium commodity prices and macroeconomic factors affecting electric vehicle sales, such as high interest rates and high inflation. Over the same period, the price of lithium declined by approximately 40%.

The trend in overall compensation paid to the Company's executive officers over this period has not directly tracked the performance of the market price of the Common Shares or the S&P/TSX Composite Total Return Index, however, as the majority of executive compensation is the form of equity-based compensation, executive compensation is substantially aligned with market performance. The unique circumstances of the Company in 2023 required a major reconfiguration of the management team and significant efforts of its management which was reflected in the Company's compensation profile, with the development and commencement of production at the Cauchari-Olaroz, the successful acquisition of Arena Minerals Inc., the completion of the corporate reorganization and the financing with General Motors Co. for the development of the Thacker Pass project. Given the Company's stage of development, the Company's Common Share price can be volatile and is currently not a significant factor in cash compensation considerations. The value of LTI compensation in the form of preferred share units ("PSUs") and RSUs is influenced by the Common Share price performance.

SUMMARY COMPENSATION TABLE

The table below sets out all compensation for Named Executives for the 2024, 2023 and 2022 fiscal years, including direct and indirect compensation. Named Executives who are also directors of the Company are not compensated for their services as directors. Incentive securities issued by the Company in replacement of old incentive securities of the Company pursuant to the previously-completed corporate reorganization are not factored into the calculation of the amounts disclosed in the tables below.

Named Executive and Principal Position	Year(1)	Salary (US$)	Equity-Based Compensation (US$)		Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)	Total Compensation (US$)
			Share- Based Awards (US$)(2)(3)	Option- Based Awards (US$)(4)	Annual Incentive Plans(3)
John Kanellitsas, Executive Chair	2024	420,000	734,999	-	-	-	-	1,154,999
	2023(10)	420,000	2,103,500	1,316,300	56,536	-	-	3,896,336
	2022	400,000	1,023,172	-	193,125	-	-	1,616,297
Sam Pigott, President and Chief Executive Officer(7)	2024	316,667	1,119,995	-	-	-	2,425,500(4)(6)(8)	3,862,162
Alec Meikle, Executive Vice President, Corporate Development(9)	2024	147,878	774,997	-	-	-	3,710,000(5)(6)(8)(10)	4,632,875
	2023	-	-	-	-	-	511,065(10)	511,065
	2022	398,348	171,266	-	228,532	-	-	798,146
Alex Shulga, Vice President and Chief Financial Officer	2024	315,000	896,497	-	-	-	-	1,211,497
	2023(11)	305,446	724,650	686,750	50,000	-	-	1,766,846
	2022	200,000	253,375	-	73,375	-	-	526,750
Mariano Chiappori, Vice President and Chief Operating Officer	2024	373,750	873,746	-	50,000	-	-	1,297,496
	2023	373,750	386,884	398,000	50,000	-	-	1,208,634
	2022	186,875	393,906	-	32,819	-	-	613,600

Notes:

(1) Financial years ended December 31, 2024, December 31, 2023 and December 31, 2022.

(2) Share-based awards consist of RSUs granted under the Incentive Plan. The amount of equity-settled payment arrangements is based on the estimated fair value at the grant date. For RSUs, the fair value is based on the five-day VWAP of US$2.78 for 2023 RSUs (US$5.40 for 2023 RSUs and US$25.27 for 2022 RSUs) calculated as of the day prior to the grant date.

(3) Non-Equity Incentive Plan Compensation represents the cash performance bonuses awarded in each year disclosed in the table.

(4) The fair value of Options granted was estimated on the date of grant using the Black Scholes Option Pricing Model. These Options are exercisable at a price of US$5.18 until April 2, 2031. The key assumptions used under the Black Scholes Option Pricing Model that were used for the Option awards in the table above were: risk-free rate 4.27%; expected life 7 years; annualized volatility 73.66%; and expected dividend rate nil. The Company chose to use the Black Scholes Option Pricing Model as the basis for calculating fair value of the Options granted as this methodology is commonly accepted by issuers. The values presented are consistent with the accounting values used in the Company's audited financial statements.

(5) The fair value of Options granted was estimated on the date of grant using the Black Scholes Option Pricing Model. These Options are exercisable at a price of US$3.85 until June 20, 2031. The key assumptions used under the Black Scholes Option Pricing Model that were used for the Option awards in the table above were: risk-free rate 4.27%; expected life 7 years; annualized volatility 73.66%; and expected dividend rate nil. The Company chose to use the Black Scholes Option Pricing Model as the basis for calculating fair value of the Options granted as this methodology is commonly accepted by issuers. The values presented are consistent with the accounting values used in the Company's audited financial statements.

(6) For RSUs, the fair value is based on the five-day VWAP of US$3.85 calculated as of the day prior to the grant date.

(7) Appointed CEO effective March 19, 2024.

(8) Equity-based compensation consist of RSUs and Options as one time sign-on bonus granted under employment contracts.

(9) Appointed Executive Vice President, Corporate Development on July 31, 2024.

(10) Includes contractor fees before appointment as Executive Vice President, Corporate Development.

(11) 2023 compensations are adjusted to include equity-based compensation awarded in June 2024 for 2023 performance.

Fair Value of Option Grants, RSUs, PSUs and DSUs

Under the Incentive Plan, which was implemented in March 2016, the Company may grant RSUs, PSUs, DSUs and Options to directors, officers, employees and service providers. The cost of equity-settled payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period.

Following a 2025 review of the Company's Board compensation and LTI compensation for executives by Lane Caputo, the Board determined that equity incentives for executive officers should be in the form of RSUs, and DSUs to directors, with no further Option awards. The fair value of Options granted by the Company is treated as compensation costs in accordance with International Financial Reporting Standards 2, Share-based Payment.

Each tranche of an equity award is considered to be a separate award, with its own vesting period and grant date fair value.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards and Option-Based Awards

Details about all awards outstanding under incentive plans of the Company as of December 31, 2024, including awards granted during 2024 to each Named Executive, are set out below.

Option-based Awards(1)					Share-based Awards(1)
Named Executive	Number of securities underlying unexercised Options (#)	Option exercise price (US$)	Option expiration date	Value of unexercised in-the-money Options(2)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)(3)	Market or payout value of share- based awards not paid out or distributed (US$)(3)
John Kanellitsas, Executive Chair	250,000	5.56	3-Dec-30	-	1,169,449	3,063,956	-
	90,000	3.57	20-Jun-29	-	-	-	-
Sam Pigott, President and Chief Executive Officer(4)	250,000	5.18	2-Apr-31	-	224,000	586,880	172,920
	90,000	3.85	20-Jun-29	-	-	-	-
Alec Meikle, Executive Vice President, Corporate Development(5)	250,000	3.85	20-Jun-31	-	574,155	1,504,286	111,798
Alex Shulga, Vice President and Chief Financial Officer	100,000	5.40	3-Dec-30	-	166,468	436,146	-
	75,000	3.85	20-Jun-29	-	-	-	-
Mariano Chiappori, Vice President and Chief Operating Officer	100,000	5.40	3-Dec-30	-	144,579	378,797	-
	60,000	3.85	20-Jun-29	-	-	-	-

Notes:

(1) The Company's audited consolidated financial statements for the year ended December 31, 2024 use US$ for reporting Options and share-based awards and the table above is consistent with the presentation in note 12 thereto.

(2) The value of unexercised "in-the-money options" is calculated on the basis of the difference between the closing price of the Common Shares on the NYSE on December 31, 2024 of US$2.62 and the exercise price of the Options.

(3) The market value of unexercised share-based awards is calculated on the basis of the closing price of the Common Shares on the NYSE on December 31, 2024 of US$2.62. These amounts reflect the maximum amount of Common Shares which may become issuable in accordance with the terms of such RSUs and PSUs.

(4) Appointed CEO effective March 19, 2024.

(5) Appointed Executive Vice President, Corporate Development on July 31, 2024.

Anti-hedging requirements apply for all Named Executives and are set out in the Securities Trading Policy.

Value of Awards Vested or Earned in 2024

The following table sets out the value on payout or vesting of incentive awards for the year ended December 31, 2024 for each Named Executive.

Named Executive	Option-based awards value vested during the year (US$)(1)	Share-based awards value vested during the year (US$)(2)	Non-equity incentive plan compensation value earned during the year (US$)
John Kanellitsas, Executive Chair	-	114,491	-
Sam Pigott, President and Chief Executive Officer(3)	-	211,200	-
Alec Meikle, Executive Vice President, Corporate Development(4)	-	169,927	-
Alex Shulga, Vice President and Chief Financial Officer	-	43,332	-
Mariano Chiappori, Vice President and Chief Operating Officer	-	-	-

Notes:

(1) The "value vested during the year" with respect to the Options is calculated using the accounting fair values determined for financial reporting purposes.

(2) "Value vested during the year" means the aggregate dollar value of the Common Shares that are issued on the vesting of RSUs and PSUs. This amount is calculated using the closing market price of the Common Shares on the dates on which the RSUs and PSUs vested during the year ended December 31, 2024.

(3) Appointed CEO effective March 19, 2024.

(4) Appointed Executive Vice President, Corporate Development on July 31, 2024.

OTHER COMPENSATION AND PENSION BENEFITS

The Company did not have any other pension, retirement or deferred compensation plans, including defined benefit or defined contribution plans.

EMPLOYMENT AGREEMENTS

The following descriptions of employment agreements with the Company's Named Executives are effective as of December 31, 2024. On January 23, 2025, in connection with the Company's continuation to Switzerland, the Company entered into new employment agreements (the "2025 Employment Agreements" and each a "2025 Employment Agreement") with John Kanellitsas, Executive Chair, Sam Pigott, President & CEO, Alec Meikle, Executive Vice President, Corporate Development, and Alex Shulga, Vice President and CFO. The 2025 Employment Agreements reflect certain changes required by Swiss law that, among other things, removed payments on termination and on termination after a "Change of Control".

John Kanellitsas, Executive Chair

As at December 31, 2024, Mr. Kanellitsas was paid a base annual salary of US$420,000, and was eligible to receive short-term incentive compensation at a target rate of 75% of base salary (the "Kanellitsas STI Bonus") and long-term incentive compensation at a target rate of 75% of base salary.

On termination of employment without "Cause", because of "Disability" or for "Good Reason", each as defined in Mr. Kanellitsas' employment agreement, Mr. Kanellitsas will receive the following severance package: (a) 18 months (the "Kanellitsas Severance Period") of base salary; (b) 1.5 times Kanellitsas STI Bonus he received for the year prior to the year in which his employment terminates; (c) accelerated vesting of any equity awards scheduled to vest during the Kanellitsas Severance Period; and (d) continuation of benefits coverage during the Kanellitsas Severance Period or reimbursement for replacement coverage (the "Kanellitsas Severance Package").

If at any time there is a "Change of Control" during the employment agreement (as defined in the employment agreement), and within 12 months of such "Change of Control", Mr. Kanellitsas' employment is terminated by the Company or Mr. Kanellitsas resigns for "Good Reason" then Mr. Kanellitsas shall be entitled to the Kanellitsas Severance Package, except the Kanellitsas Severance Period shall be 24 months.

Mr. Kanellitsas' 2025 Employment Agreement removed Mr. Kanellitsas' entitlement to the Kanellitsas Severance Package, both on termination of employment without "Cause", because of "Disability" or for "Good Reason" and if there is a "Change of Control" and Mr. Kanellitsas' employment is terminated by the Company or Mr. Kanellitsas resigns for "Good Reason".

Sam Pigott, President and Chief Executive Officer

As at December 31, 2024, Mr. Pigott was paid a base annual salary of US$400,000, and was eligible to receive short-term incentive compensation (the "Pigott STI Bonus") and long-term incentive compensation.

On termination of employment without "Cause", because of "Disability" or for "Good Reason", each as defined in Mr. Pigott's employment agreement, Mr. Pigott will receive the following severance package: (a) 12 months (the "Pigott Severance Period") of base salary; (b) the Pigott STI Bonus he would have earned through the Pigott Severance Period based on the Pigott STI Bonus for the year prior to the year in which his employment terminates; and (c) continuation of benefits coverage during the Pigott Severance Period or reimbursement for replacement coverage (the "Pigott Severance Package"). Notwithstanding the foregoing, the Pigott Severance Period shall increase by two months on each anniversary of the effective date of the employment agreement, up to a maximum Pigott Severance Period of 18 months.

If at any time there is a "Change of Control" during the employment agreement (as defined in the employment agreement), and within 12 months of such "Change of Control", Mr. Pigott's employment is terminated by the Company or Mr. Pigott resigns for "Good Reason" then Mr. Pigott shall be entitled to the Pigott Severance Package, except the Pigott Severance Period shall be 24 months.

Mr. Pigott's 2025 Employment Agreement increased his annual base salary from US$400,000 to US$450,000 and removed Mr. Pigott's entitlement to the Pigott Severance Package, both on termination of employment without "Cause", because of "Disability" or for "Good Reason" and if there is a "Change of Control" and Mr. Pigott's employment is terminated by the Company or Mr. Pigott resigns for "Good Reason".

Alec Meikle, Executive Vice President, Corporate Development

As at December 31, 2024, Mr. Meikle was paid a base annual salary of US$360,000, and was eligible to receive short-term incentive compensation (the "Meikle STI Bonus") and long-term incentive compensation.

On termination of employment without "Cause", because of "Disability" or for "Good Reason", each as defined in Mr. Meikle's employment agreement, Mr. Meikle will receive the following severance package: (a) 24 months (the "Meikle Severance Period") of base salary; (b) the Meikle STI Bonus he would have earned through the Meikle Severance Period based on the Meikle STI Bonus for the year prior to the year in which his employment terminates; and (c) continuation of benefits coverage during the Meikle Severance Period or reimbursement for replacement coverage (the "Meikle Severance Package").

If at any time there is a "Change of Control" during the employment agreement (as defined in the employment agreement), and within 12 months of such "Change of Control", Mr. Meikle's employment is terminated by the Company or Mr. Meikle resigns for "Good Reason" then Mr. Meikle shall be entitled to the Meikle Severance Package.

Mr. Meikle's 2025 Employment Agreement removed Mr. Meikle's entitlement to the Meikle Severance Package, both on termination of employment without "Cause", because of "Disability" or for "Good Reason" and if there is a "Change of Control" and Mr. Meikle's employment is terminated by the Company or Mr. Meikle resigns for "Good Reason".

Alex Shulga, Vice President and Chief Financial Officer

As at December 31, 2024, Mr. Shulga was paid a base annual salary of US$315,000, and was eligible to receive short-term incentive compensation (the "Shulga STI Bonus") and long-term incentive compensation.

On termination of employment without "Cause", because of "Disability" or for "Good Reason", each as defined in Mr. Shulga's employment agreement, Mr. Shulga will receive the following severance package: (a) 12 months (the "Shulga Severance Period") of base salary; (b) the Shulga STI Bonus he would have earned through the Shulga Severance Period based on the Shulga STI Bonus for the year prior to the year in which his employment terminates; and (c) continuation of benefits coverage during the Shulga Severance Period or reimbursement for replacement coverage (the "Shulga Severance Package").

If at any time there is a "Change of Control" during the employment agreement (as defined in the employment agreement), and within twelve (12) months of such "Change of Control", Mr. Shulga's employment is terminated by the Company or Mr. Shulga resigns for "Good Reason" then Mr. Shulga shall be entitled to the Shulga Severance Package, except the Shulga Severance Period shall be 24 months.

Mr. Shulga's 2025 Employment Agreement increased his annual base salary from US$315,000 to US$350,000 and removed Mr. Shulga's entitlement to the Shulga Severance Package, both on termination of employment without "Cause", because of "Disability" or for "Good Reason" and if there is a "Change of Control" and Mr. Shulga's employment is terminated by the Company or Mr. Shulga resigns for "Good Reason".

Mariano Chiappori, Vice President and Chief Operating Officer

As at December 31, 2024, Mr. Chiappori was paid a base annual salary of US$373,750, and was eligible to receive short-term incentive compensation (the "Chiappori STI Bonus") and long-term incentive compensation.

On termination of employment without "Cause", because of "Disability" or for "Good Reason", each as defined in Mr. Chiappori's employment agreement, Mr. Chiappori will receive the following severance package: (a) 12 months (the "Chiappori Severance Period") of base salary; (b) the Chiappori STI Bonus he would have earned through the Chiappori Severance Period based on the Chiappori STI Bonus for the year prior to the year in which his employment terminates; and (c) continuation of benefits coverage during the Chiappori Severance Period or reimbursement for replacement coverage (the "Chiappori Severance Package").

If at any time there is a "Change of Control" during the employment agreement (as defined in the employment agreement), and within 12 months of such "Change of Control", Mr. Chiappori's employment is terminated by the Company or Mr. Chiappori resigns for "Good Reason" then Mr. Chiappori shall be entitled to the Chiappori Severance Package, except the Chiappori Severance Period shall be 18 months.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The following table discloses, as of December 31, 2024, the estimated incremental payments and benefits that might be paid under the various plans and arrangements to current Named Executives in the event of termination without cause and termination following a change of control (assuming an effective date of December 31, 2024, for each termination scenario).

Named Executive Officer	Element of Compensation(3)	Termination Without Cause(2) US$	Change of Control(1)(2) US$
John Kanellitsas, Executive Chair(4)	Salary	630,000	840,000
	Bonus	2,317,256	629,998
	Equity	472,499	3,063,956
	Other	-	-
Sam Pigott, President and Chief Executive Officer(4)	Salary	400,000	800,000
	Bonus	469,998	939,996
	Equity	-	759,800
	Other	-	-
Alec Meikle, Executive Vice President, Corporate Development(4)	Salary	720,000	720,000
	Bonus	224,999	224,999
	Equity	1,441,000	1,616,084
	Other	-	-
Alex Shulga, Vice President and Chief Financial Officer(4)	Salary	315,000	630,000
	Bonus	346,499	692,998
	Equity	-	436,146
	Other	-	-
Mariano Chiappori, Vice President and Chief Operating Officer	Salary	560,625	560,625
	Bonus	373,748	373,748
	Equity	-	378,797
	Other	-	-

Notes:

(1) The entitlement of the Named Executives to payment upon a change of control is not necessarily in substitution for, and may be in addition to, amounts payable to such Named Executives upon termination by the Company.

(2) Amounts above include, among other things, amounts payable in lieu of bonuses that would have been earned during the applicable severance period.

(3) For the equity component, the amount represents the realizable value as of December 31, 2024 of Options, RSUs and PSUs which are subject to accelerated vesting. The value of unexercised "in-the-money options" is calculated on the basis of the difference between the closing price of the Common Shares on the NYSE on December 31, 2024 of US$2.62 and the exercise price of the Options. The value of accelerated RSUs and PSUs is calculated on the basis of the closing price of the Common Shares on the NYSE on December 31, 2024 of US$2.62.

(4) As of January 23, 2025, the Salary and Bonus figures for Mr. Kanellitsas, Mr. Pigott, Mr. Meikle and Mr. Shulga would be reduced to 0.

MANAGEMENT CONTRACTS

No management functions of the Company or its subsidiaries are to any substantial degree performed by a person or company other than the directors and officers of the Company or its subsidiaries.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY INCENTIVE PLANS

Under the conditional capital for equity incentive plans under the Articles, the Company may issue up to 16,193,223 Common Shares. The current Incentive Plan is the Company's only equity incentive plan and governs all equity incentives awarded by the Company, including RSUs, PSUs, DSUs and Options. The aggregate number of Common Shares that may be subject to issuance, together with any other securities-based compensation arrangements of the Company under the Incentive Plan, must not exceed 8% of the issued and outstanding Common Shares from time to time. Based on the number of outstanding Common Shares issued as of December 31, 2024, 12,954,538 Shares may be reserved for issuance under the Incentive Plan.

The following information is as at the Company's financial year ended December 31, 2024:

Plan Category	Number of securities to be issued upon exercise of outstanding Options, RSUs, DSUs PSUs and rights (a)	Weighted-average exercise price of outstanding Options US$ (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by the securityholders	6,869,496	4.86	6,085,042
Equity compensation plans not approved by the securityholders	-	-	-
Total	6,869,496	4.86	6,085,042

ANNUAL BURN RATE

The annual burn rate of the Incentive Plan for the last three financial years is set out below. This figure is calculated by dividing (i) the number of Awards granted under the Incentive Plan during the applicable financial year, by (ii) the weighted average number of Common Shares outstanding for the applicable financial year. "Awards" for the purposes of this calculation mean all RSUs, PSUs, DSUs and Options.

This calculation does not reflect the replacement incentive securities issued in exchange for old incentive securities as part of the Company's previously-completed corporate reorganization.

Financial Year ended December 31	Number of awards awarded under the Incentive Plan (a)	Weighted average number of Common Shares outstanding during the applicable financial year (b)	Annual burn rate ((a)/(b)) (c)
2024	3,209,025	161,338,014	1.99%
2023 (Post-reorganization)	2,943,500	155,331,000	1.9%
2023 (Pre-reorganization)	598,408	153,129,000	0.39%
2022	236,195	133,709,000	0.18%

SUMMARY OF THE INCENTIVE PLAN

Overview

Below is a summary of the material terms of the Amended and Restated Equity Incentive Plan (the "Incentive Plan") as last amended and approved by the Board on January 23, 2025.  Amendments to the Incentive Plan consisted primarily of changing references of "Lithium Americas (Argentina) Corp. to "Lithium Argentina AG" in connection with the continuation to Switzerland, revising the definition of "fair market value" and changes necessary to comply with Swiss law in connection with the continuation to Switzerland. The amendments were made without Shareholder approval pursuant to the amendment provisions of the Incentive Plan and the TSX Company Manual. The amendments were accepted by the TSX. Shareholders last approved the Incentive Plan on June 20, 2024. Terms not herein defined shall have the meaning ascribed to them in the Incentive Plan.

The Incentive Plan is the Company's only equity incentive plan and governs all equity incentives awarded by Lithium Argentina, including Options, DSUs, and Restricted Share Rights, whether time based or in the form of PSUs. The Company is permitted to issue an aggregate of 8% of the Common Shares based on the current number of Common Shares outstanding.

INCENTIVE PLAN SUMMARY
Plan Type and Shares Available for Award Grants	Subject to the conditional capital of the Company for equity incentive plans under the Articles, the plan is an 8% "rolling" equity compensation plan, with maximum number of equity awards disclosed in the next table, pursuant to TSX and NYSE requirements. Any increase to the percentage number of awards must be cleared with TSX and NYSE and would generally require shareholder approval.

For greater certainty, any increase in the issued and outstanding Common Shares will result in an increase in the available number of Common Shares issuable under the Incentive Plan, and the exercise or settlement of awards under the Incentive Plan will make new grants available under the Incentive Plan.
Eligible Participants	Directors, executive officers, employees and consultants of the Company and its subsidiaries are eligible for awards under the Incentive Plan.
Award Types	Options, DSUs, RSUs or PSUs may be awarded under the Incentive Plan to all eligible participants.
Approval of Award Grants	Under the Incentive Plan, award grants (number, vesting conditions and periods, exercise price, etc.) are generally approved by the Board, on the recommendation of the GNCLC. The CEO also has delegated authority from the Board to approve the grant of a fixed, nominal number of Restricted Share Rights, without Board approval of individual grants. This is generally used for grants to new hires.
Vesting Periods	Vesting periods are determined by the Board, on the recommendation of the GNCLC. Restricted Share Rights are determined by the Board at the time of grant and shall be specified in the Restricted Share Grant Letter.

The Incentive Plan provides that, unless otherwise determined from time to time by the Board, on the recommendation of the GNCLC, Options shall vest and may be exercised (in each case to the nearest full Common Share) during the period which an Option is outstanding (the "Option Period") as follows: (a) at any time during the first six (6) months of the Option Period, the optionee may purchase up to 25% of the total number of Common Shares reserved for issuance pursuant to his or her Option; and (b) at any time during each additional six (6) month period of the Option Period the optionee may purchase an additional 25% of the total number of Common Shares reserved for issuance pursuant to his or her Option plus any Common Shares not purchased in accordance with the preceding subsection (a) and this subsection (b) until, after the 18th month of the Option Period, 100% of the Option will be exercisable.

Options - Term, Grant Date, Exercise Price and Expiry Date Extension for Blackout Periods	The Incentive Plan provides that Options generally have a term of five years for exercise upon the payment of an exercise price that is set at the time of grant. The exercise price (which will be set in U.S. dollars) per Common Shares of any Option shall not be less than 100% of the fair market value of the Common Shares on the date of grant. At the end of the exercise period, Options expire. The grant date is generally set as (i) the date the GNCLC recommended the Option award to the Board for approval; (ii) the grant date set by the Board; or (iii) for awards approved during a blackout period with issuance to follow post-blackout period end, the date of issuance post-blackout period end.

The exercise price for Options granted under the Incentive Plan cannot be less than the closing price of the Common Shares on the NYSE on the day immediately prior to the grant date.

Options that expire during a blackout period or within 10 days of one ending have their exercise period extended until 10 business days after the end of the blackout period.
Cashless Surrender of Options	Subject to payment of the applicable share par value, the Incentive Plan provides for cashless surrender of Options by allowing the holder to forego their Options in exchange for receiving a set number of Common Shares determined by calculating the "in the money" value of the Options (i.e. the fair market value of the Common Shares on the business day prior to the date of exercise, less the Option exercise price), times the number of outstanding Options, divided by such fair market value of the Common Shares.
Restricted Share Rights Terms	Vested Restricted Share Rights are settled in Common Shares issued by the Company, subject to payment of the applicable share par value. Holders who are Canadian residents or generally non-U.S. residents (as permitted by the Board) may defer settlement for any length of time, while holders who are U.S. residents generally must effect settlement during the tax year in which the Restricted Share Rights vest for tax purposes.
Performance Share Units Terms	PSUs are generally awarded as Restricted Share Rights under the Incentive Plan with performance vesting conditions.

PSUs vests three years after grant and are subject to vesting conditions tied to the Common Share price performance relative to the share price performance of a PSUs peer group of public companies.

Vested PSUs are settled by the Company issuing an equivalent number of underlying Common Shares, subject to payment of the applicable par value. Holders who are Canadian residents or generally non-U.S. residents may defer settlement for any length of time, while holders who are U.S. residents generally must effect settlement during the tax year in which the PSUs vest for tax purposes.
Deferred Share Units Terms	DSUs are generally granted to independent directors on the Board (directors who are not also employees of the Company) only, as part of the Board compensation program. The number of DSUs granted is determined by the five-day VWAP of the Common Shares immediately prior to the date of Board approval of the grant.

DSUs vest and are settled in Common Shares on a one-for-one basis on the 20th business day after an independent Board director ceases to hold the position.
Change of Control Vesting Acceleration	In the event of a Change of Control pursuant to the dissolution and liquidation of the Company, all Options outstanding will immediately vest and become exercisable on the date of such Change of Control, and all RSUs and PSUs outstanding will immediately vest and be settled by the issuance of Common Shares.

If a Triggering Event occurs within the 12 months period immediately following other categories of a Change of Control (excluding the dissolution and liquidation of the Company), all outstanding Options will immediately vest and become exercisable on the date of such Triggering Event, and all outstanding RSUs or PSUs will vest immediately and be settled by the issuance of Common Shares. PSUs will be settled in pro rata to the performance measurement periods completed prior to the Change of Control and on a one for one basis for future performance measurement periods, if any.

DSUs are not covered by a change of control provision under the Incentive Plan as they vest upon departure of a board director who is the holder. Board director departures may or may not occur as part of a change of control event, depending on the circumstances of the event.

Dividends	If the Board declares dividends, holders of vested RSUs, PSUs and DSUs not settled in Common Shares as of the applicable dividend record date may, at the discretion of the Board, be entitled to receive dividends in the form of additional securities of the same type held. The number of securities will be determined based on the five-day VWAP of the Common Shares on the NYSE.
Insider and Non-Employee Director Award Limits	Common Shares issued or issuable to insiders under the Incentive Plan are subject to the following upper limits, expressed as a percentage of issued and outstanding Common Shares: a 10% cap for all insiders as a group, at any given time; a 10% cap for all insiders as a group within any one-year period; a 5% cap for any one insider and the insider's associates in any one-year period; and a 5% cap for any individual, at any given time.

The aggregate number of Options that may be granted under the Incentive Plan to any one non-employee director within any one-year period will not exceed a maximum value of US$100,000 worth of securities, and together with any Restricted Share Rights, PSUs and DSUs granted under the Incentive Plan and any securities granted under all other securities based compensation arrangements, such aggregate value will not exceed US$150,000 in any one-year period, subject to caveats set out in the Incentive Plan.
Awards Transfers and Exercises	Transfers of awards under the Incentive Plan are generally not permitted, except if a holder dies. Generally only holders can exercise awards under the Incentive Plan.
Effect of Retirement, Termination, Other Events on Unvested Awards	Generally, subject to applicable employment agreements, any unvested awards under the Incentive Plan are forfeited if the holder retires or is terminated prior to the vesting date of the award. The Board has the discretion to accelerate vesting in such cases or allow the awards to continue for their full term. Vesting of Restricted Share Rights and PSUs is automatically accelerated if there is a total disability or death of a holder.

If a Participant ceases to be employed by the Company or a Designated Affiliate for cause, no Option held by such participant will, unless otherwise determined by the Board be exercisable following the date on which such Participant ceases to be so engaged. If a Participant ceases to be employed by the Company, or act as a director of, the Company for any reason other than cause then, unless otherwise determined by the Board any Option held by such Participant at the effective date thereof shall become exercisable for a period of up to 12 months thereafter or prior to the expiration of the Option period in respect thereof, whichever is sooner.
Plan Amendments	The Board may amend, suspend or terminate the Incentive Plan without approval of Shareholders, provided the changes comply with applicable stock exchange requirements; do not negatively impact any awards outstanding under the Incentive Plan; and the period to exercise outstanding Options generally cannot be extended beyond ten (10) years.

Without limitation to the foregoing, the types of Incentive Plan changes that could be made by the Board without Shareholder approval generally include: clerical changes or grammar corrections, changes to eligible participants, or changes to requirements about vesting, term of any grant, termination, exercise price and cashless exercise.

Shareholder approval is required if the rolling number of awards available for grant under the Incentive Plan will be increased; changes will be made to insider award limits, or increase participation limits on non-employee directors under the Incentive Plan; changes to reduce the exercise price or permit the cancellation and re issuance of outstanding Options; changes to extend the expiry date of Options beyond their original expiry; changes to permit any amendment to permit Options to be transferred other than for normal estate settlement purposes; and changes to reduce the range of amendments requiring Shareholder approval, all as described in the Incentive Plan.

INCENTIVE PLAN GRANTS AND LIMITS

Maximum aggregate number of Common Shares that may be granted under the Incentive Plan, together with any other securities-based compensation arrangements of the Company	12,954,538 (represents 8% of issued and outstanding Shares as of December 31, 2024)

Options as of December 31, 2024	2,715,000
Restricted Share Rights as of December 31, 2024, including the maximum number of Common Shares issuable pursuant to outstanding PSUs	3,514,069
DSUs as of December 31, 2024	640,427
Common Shares issuable pursuant to outstanding awards under the Incentive Plan	6,869,496 (represents approximately 4.24% of issued and outstanding Common Shares as of December 31, 2024)

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the Board.

DATED this 9th day of May, 2025.

BY ORDER OF THE BOARD OF DIRECTORS

"John Kanellitsas"

Executive Chair

SCHEDULE "A"

BOARD MANDATE

The Board of Directors (the "Board") of Lithium Argentina AG ("Lithium Argentina" or the "Company") has adopted a Corporate Governance Framework (the "Framework") which sets out the mandate of the Board and its structure reproduced below. Capitalized terms note otherwise defined below have the meanings ascribed thereto in the Framework available at www.lithium-argentina.com.

IV. Board Mandate and Responsibilities

The Board is responsible for the stewardship of the Company and for the oversight of the Company's Executive Management and the management of its business by the Executive Management. This includes setting long-term goals and objectives for the Company, formulating plans and strategies necessary to achieve stated objectives and supervising Executive Management in their implementation of stated objectives. Accordingly, and in addition to those matters that must, by law, be approved by the Board, the main duties of the Board are, among others:

A. Approving the issuance of any securities of the Company, subject to the right of the shareholders' meeting of the Company to decide on issuance of new shares by way of an ordinary capital increase and subject to any authorization according to the articles of association of the Company under a capital band and/or conditional capital.

B. Approving the incurrence of any debt by the Company outside the ordinary course of business.

C. Approving material investments, dispositions, joint ventures, and any other major initiatives outside the scope of approved budgets.

D. Reviewing and approving the annual capital and operating budgets, quarterly budget reviews, and discussions with Executive Management relating to strategic and budgetary issues.

E. Reviewing and approving major deviations from the capital and operating budgets.

F. Approving the annual financial statements and quarterly financial statements, including the Management Discussion and Analysis ("MD&A"), information circulars, annual reports, offering memorandums, prospectuses and other disclosure documents as deemed necessary by Executive Management.

G. Appointing and monitoring the performance of Executive Management, formulating succession plans for Executive Management and, with the advice of the committee overseeing compensation matters, approving the compensation of Executive Management.

H. Reviewing the principal risks inherent to the business, including financial risks, through periodic reports from management of such risks. Ensuring policies and processes are in place for identifying principal business risks and opportunities for the Company, addressing the extent to which such risks are acceptable to the Company, and ensuring that appropriate systems are in place to manage risks.

I. Reviewing and approving the Company's strategic plans, long-term strategy, organizational development plans and adopting a strategic planning process and monitoring the Company's performance.

J. Determining the constitution, structure, processes, and characteristics of the Board and the terms of reference of Committees of the Board and establishing a process for monitoring the Board and its Directors on an ongoing basis.

K. Appointing Committees of the Board, including the Audit and Risk Committee, the Sustainable Development Committee, and the Governance, Nomination, Compensation and Leadership ("GNCL") Committee if desirable an Advisory Committee (comprised of non-board members) and other Board Committees and delegating to any such committee powers of the Board as appropriate and legally permissible and subject to the shareholders' meeting right to appoint the members of the GNCL Committee.

L. Nominating candidates for the Board to the shareholders, based on recommendations from the GNCL Committee that is responsible for overseeing Board nominations.

M. Determining whether individual Directors meet the requirements for independence under applicable regulatory requirements.

N. Monitoring the ethical conduct of the Company and ensuring that it complies with applicable legal and regulatory requirements.

O. Appointing and monitoring the performance of Executive Management, formulating succession plans for Executive Management and, with the advice of the committee overseeing compensation matters, approving the compensation of Executive Management.

P. Assessing the integrity of the Company's internal control, financial reporting and management information systems, and ensuring appropriate policies and processes are in place.

Q. Ensuring appropriate policies and processes are in place to ensure the Company's compliance with applicable laws and regulations, including timely disclosure of relevant corporate information and regulatory reporting.

R. Exercising direct control during periods of crisis.

S. Serving as a source of advice to Executive Management, based on Directors' expertise and experience.

T. Ensuring that at least one meeting per year is to be devoted substantially to a review of strategic plans proposed by management.

U. Ensuring evaluations of the Board and committees are carried out at least annually.

V. Monitoring Board Responsibilities and other Board policies and terms of reference, as outlined in this Framework, from time to time and propose modifications as applicable.

Although the Board delegates the responsibility for managing the day-to-day affairs of the Company to Executive Management. The Board retains a supervisory role in respect of, and ultimate responsibility for, all matters relating to the Company and its operations. Therefore, the Board needs to be satisfied that the Company's Executive Management will manage the affairs of the Company in the best interest of the shareholders, and that the arrangements made for the management of the Company's business and affairs are consistent with the Board's duties described below.

V. Board Structure

Board Size

The number of Directors is set by the shareholders at each annual shareholder meeting. Presently the number of Directors of the Company is eight. The number of Directors may change in the future to ensure a complement of suitable skills and expertise given the Company's stage of development and business activities, however, must according to the articles of association of the Company consist of at least three Directors.

Independent Directors

The Company intends to monitor best practice recommendations and to fully comply with the Framework's requirements relating to the composition and independence of Board and committee members under applicable legislation and stock exchange rules by the effective date of such legislation and rules or earlier and GNCL Board nominations, to identify additional qualified Board candidates required to meet such requirements.

At least annually the Board shall consider and determine whether a Director nominee would upon election or appointment be independent, including in accordance with all independence standards of the stock exchanges that the Company's securities are then traded on. Generally independence of a director means that the individual is not an employee or member of Executive Management of the Company or any subsidiary, receives no compensation from the Company or a subsidiary except compensation for serving as a Director on the Board, has no material relationship with the Company and generally the individual has no conflicts of interest or other ties to Executive Management, the Company or a subsidiary that would lead to a determination that the individual is unable to exercise judgement independent of Executive Management ("Independence Standards"). These same considerations extend to immediate family members of the individual.

A Director nominee is not independent if:

(i) The Director nominee is, or has been within the last three years, an employee of the Company, or an immediate family member is, or has been within the last three years, an executive officer of the Company.

(ii) The Director nominee has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than US$120,000 in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service).

(iii) (A) The Director nominee is a current partner or employee of a firm that is the Company's internal or external auditor; (B) the Director nominee has an immediate family member who is a current partner of such a firm; (C) the Director nominee has an immediate family member who is a current employee of such a firm and personally works on the Company's audit; or (D) the Director nominee or an immediate family member was within the last three years a partner or employee of such a firm and personally worked on the Company's audit within that time.

(iv) The Director nominee or an immediate family member is, or has been with the last three years, employed as an executive officer of another company where any of the Company's present executive officers at the same time serves or served on that company's compensation committee.

(v) The Director nominee is a current employee, or an immediate family member is a current executive officer, of a company that has made payments to, or received payments from, the listed company for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of US$1 million, or 2% of such other company's consolidated gross revenues.

A Director nominee's failure to meet the Independence Standards shall not preclude the Board from determining that such Director nominee nonetheless has the requisite integrity, experience, skill and expertise to be an effective Director of the Company.

The Company shall disclose in its notice to the annual general meeting whether a Director nominee is independent.

Election of Directors

All Directors will stand for election at the annual meeting of shareholders and will serve a one year term that ends at the next annual meeting; unless such Director retires or is removed from office.

Selection

The Board, acting on the recommendation of the Governance, Nomination, Compensation and Leadership Committee, will nominate Director candidates for election at each annual meeting of shareholders or an extraordinary meeting of shareholders.

Qualifications

Director nominees of the Company should be individuals who are independent and have achieved prominence in their fields, with experience and demonstrated expertise in relevant technical, financial, or strategic disciplines.

A substantial majority of the Board must meet the independence standards described in this Framework, and all candidates must be free from any relationship with management or the Company which would interfere with the exercise of independent judgment. Candidates should be committed to representing the interests of all shareholders and not any particular constituency.

Candidates should among other things bring integrity, insight, and analytical skills to Board deliberations, and must have a commitment to devote the necessary time and attention to properly perform their duties as Director. The Company recognizes the strength and effectiveness of the Board reflects the balance, experience, and diversity of individual Directors; their commitment; and importantly, the ability of Directors to work effectively as a group in carrying out their responsibilities. The Company seeks candidates with diverse experiences who possess the knowledge and skills in areas of importance to the Company.

Acting on the recommendation of the GNCL Committee, the Board shall assign members with particular experience required for service on Board Committees, as described in the respective committee charters.

Orientation

New non-employee Directors will receive appropriate orientation from appropriate Senior Officers regarding the Company's business and affairs. New Directors also participate in office and site visits and have the opportunity to meet with the Workforce.

An orientation manual is also provided to new Directors that includes the Company's policies, this Framework, Board committee charters and other information about our Company.

Change in Status

To avoid any potential conflict of interest, Directors will not accept a seat on any additional company board without first reviewing the matter with the GNCL Committee.

Continuing Education

Reviews of aspects of the Company's operations will be presented by appropriate executives from time to time as part of the agenda of regular Board meetings. The Board will also periodically conduct an on-site visit to the Company's operations site, so that Directors may observe and provide input on aspects of the business. It is also expected that each Director will remain well informed regarding current developments and best practices in corporate governance. In that regard, the Board considers it desirable that Directors participate in continuing education opportunities and considers such participation an appropriate expense to be reimbursed by the Company.

Board Meetings

The Board holds generally in-person or hybrid meetings on a quarterly basis and meets on an ad hoc basis as required, by means of telephone and video conferencing facilities. The Independent Directors shall also have the opportunity to meet regularly and separately from Executive Management.

Agenda and Briefing Material

The Chairperson of the Board (the "Chair") will set the agenda for the Board meetings, taking into consideration suggestions from other Directors, the Chief Executive Officer ("CEO") or Executive Management. The Board expects Executive Management to provide Directors with information concerning the business and affairs of the Company on a timely basis, including financial and operating information, as well as information concerning industry developments as they occur, all with a view to enable the Board to discharge its stewardship obligations effectively.

Meeting minutes are provided to the Board for review and comment prior to being approved, with approval generally obtained at the next following formal meeting of the Board.

Meeting Attendance and Director Availability

It is expected that each Director will make every effort to attend each Board meeting and each committee meeting on which they sit through in person or virtual attendance. Directors are expected to participate in a minimum of 75% of the Board meetings on an annual basis.

Director Preparedness

Each Director should be familiar with the agenda for each meeting have carefully reviewed all materials distributed in advance of the meeting, and be prepared to participate meaningfully in the meeting, and to discuss all scheduled items of business.

Other Directorships

Recognizing the substantial time commitment required of Directors, it is expected that Directors will serve on the boards of other companies only to the extent that, in the judgment of the Board, such services do not detract from the Directors' ability to devote the necessary time and attention to the Company. The GNCL Committee will, at least annually, review all Directors' service on the boards of other companies.

The obligations of the Board must be performed continuously, and not merely from time to time, and in times of crisis or emergency, the Board may have to assume a more direct role in managing the affairs of the Company.

Confidentiality

The proceedings and deliberations of the Board and its Committees are confidential. Each Director will maintain the confidentiality of information received in connection their service as a Director, including internal discussions and information on the processes of the Board and its Committees.

In-Camera Sessions

In-camera sessions of Independent Directors will normally be held immediately following each meeting of the full Board. There is no fixed duration for in-camera sessions. Additional in-camera sessions may be convened by any Independent Director at their discretion and any Independent Director may raise issues for discussion at an in-camera session. In-camera sessions are led by the Chair or the applicable Committee chair.

Board Evaluations

The Governance, Nomination, Compensation and Leadership Committee is responsible for overseeing and establishing processes to evaluate the effectiveness of the Board, Committees and individual Directors, along with reviewing charters. It is also responsible for reviewing: (i) the performance of individual Directors, the Board as a whole, and committees of the Board; and (ii) the performance evaluation of the Chair of each Board Committee. These assessments are conducted at least annually on an informal basis and may be performed by a third party.

SCHEDULE "B"

ARTICLES OF ASSOCIATION

B-1

Statuten	Articles of Association

der	of

Lithium Argentina AG	Lithium Argentina AG
(Lithium Argentina SA)	(Lithium Argentina SA)

mit Sitz in Zug, Schweiz	with registered office in Zug, Switzerland

I. Allgemeine Bestimmungen	I. General Provisions

Artikel 1: Firma, Sitz, Dauer

Unter der Firma

Lithium Argentina AG
(Lithium Argentina SA)

besteht eine Aktiengesellschaft (die "Gesellschaft") gemäss Art. 620 ff. OR mit Sitz in Zug, Schweiz. Die Dauer der Gesellschaft ist unbeschränkt.

Article 1: Corporate Name, Registered Office, Duration

Under the corporate name

Lithium Argentina AG
(Lithium Argentina SA)

a company (the "Company") exists pursuant to art. 620 et seqq. of the Swiss Code of Obligations (the "CO") with its registered office in Zug, Switzerland. The duration of the Company is unlimited.

Artikel 2: Zweck

1. Die Gesellschaft bezweckt den direkten oder indirekten Erwerb, das Halten, die Finanzierung, die Verwaltung, das Verwerten und Veräussern von Beteiligungen an in- und ausländischen, börsenkotierten und nicht börsenkotierten Unternehmen oder anderen Rechtseinheiten, Partnerschaften oder Personengesellschaften.

Article 2: Purpose

1. The purpose of the Company is to directly or indirectly acquire, hold, finance, manage, exploit and dispose of participations in domestic and foreign, listed and non-listed companies or other legal entities, partnerships or persons.

2. Die Gesellschaft kann Zweigniederlassungen und Tochtergesellschaften im In- und Ausland errichten und jede Art von Unternehmen und Gesellschaften erwerben, halten, veräussern oder finanzieren. Die Gesellschaft kann Grundstücke erwerben, halten und veräussern. Die Gesellschaft kann alle kommerziellen Tätigkeiten ausüben, welche direkt oder indirekt mit dem Zweck der Gesellschaft im Zusammenhang stehen, und alle Massnahmen ergreifen, die den Gesellschaftszweck angemessen zu fördern scheinen oder mit diesem im Zusammenhang stehen, einschliesslich, aber nicht beschränkt auf, jegliche kommerziellen Aktivitäten im Bergbau- und Rohstoffsektor (wie die Förderung von Lithiumprojekten sowie damit verbundene Geschäfts-, Entwicklungs- und Handelsaktivitäten).

2. The Company may set up branch offices and subsidiaries in Switzerland and abroad and may acquire, hold, sell or finance any kind of undertakings and companies. The Company may acquire, hold, and sell real estate. The Company may engage in any kind of commercial activity that is directly or indirectly related to its purpose and take any measures which seem appropriate to promote the purpose of the Company, or which are connected with this purpose, including, without limitation, any commercial activities in the mining and minerals sector (such as advancing lithium projects and related business, development and trade activities).

Statuten / Articles of Association	2

II. Aktienkapital	II. Share Capital

Artikel 3: Anzahl Aktien, Nominalwert, Art

Das Aktienkapital der Gesellschaft beträgt USD 1'619'322.34 und ist eingeteilt in 161'932'234 Namenaktien mit einem Nennwert von je USD 0.01. Die Aktien sind vollständig liberiert.

Article 3: Number of Shares, Par Value, Type

The share capital of the Company amounts to USD 1,619,322.34 and is divided into 161,932,234 registered common shares with a par value of USD 0.01 per share. The share capital is fully paid-in.

Artikel 4: Kapitalband

1. Der Verwaltungsrat ist ermächtigt bis zum 19. Juni 2030, das Aktienkapital bis zur Obergrenze von USD 2'428'983.51 zu erhöhen oder das Aktienkapital bis zur Untergrenze von USD 1'457'390.11  herabzusetzen. Der Verwaltungsrat ist im Rahmen des Kapitalbandes ermächtigt einmal oder mehrmals in beliebigen (Teil-) Beträgen das Aktienkapital bis zur Obergrenze zu erhöhen oder bis zur Untergrenze herabzusetzen oder die Gesellschaft oder eine ihrer Gruppengesellschaft zu veranlassen, direkt oder indirekt Aktien zu erwerben (einschliesslich im Rahmen eines Aktienrückkaufsprogramm) oder zu veräussern. Die Kapitalerhöhung oder -herabsetzung kann durch Ausgabe von neuen voll zu liberierende Namenaktien mit einem Nennwert von je USD 0.01 bzw. Vernichtung von voll liberierten Namenaktien mit einem Nennwert von je USD 0.01 oder durch eine Erhöhung bzw. Herabsetzung der Nennwerte der bestehenden Aktien oder durch gleichzeitige Herabsetzung und Wiedererhöhung des Aktienkapitals erfolgen, jeweils im Rahmen des Kapitalbandes.

Article 4: Capital Band

1. The board of directors is authorized to conduct increases of the share capital up to an upper limit in the amount of USD 2,428,983.51 or to decrease the share capital down to a lower limit of an amount of USD 1,457,390.11 until 19 June 2030. The board of directors shall be authorized within the capital band to increase or decrease the share capital, as applicable, once or several times and in any (partial) amounts up to the upper limit or down to the lower limit or to cause the Company or any of its group companies to acquire (including under a share repurchase program) shares, directly or indirectly. The capital increase or reduction may be effected by issuing new fully paid-in registered shares with a par value of USD 0.01 each or by cancelling fully paid-in registered shares with a par value of USD 0.01 each, as applicable, each within the limits of the capital band, or by increasing or reducing the par value of the existing registered shares or by a simultaneous reduction and re-increase of the share capital, in each case within the limits of the capital band.

Statuten / Articles of Association	3

2. Innerhalb des Kapitalbandes können Aktien auch, aber nicht ausschliesslich, im Rahmen einer (Kombinations- oder Absorptions-) Fusion, Akquisition, öffentlichen Übernahme oder einer ähnlichen Transaktion (eine "strategische Transaktion") ausgegeben oder vernichtet werden.

2. Within the capital band, shares may also, but not exclusively, be issued or cancelled in the event of a merger, consolidation (merger with one surviving entity), acquisition, public takeover or any other similar transaction (a "Strategic Transaction").

3. Bei einer Kapitalerhöhung im Rahmen des Kapitalbandes soll der Verwaltungsrat die Anzahl auszugebender Aktien, den Ausgabepreis, die Art und Weise der Liberierung (durch Barliberierung, Sacheinlage, Verrechnungsliberierung oder Umwandlung frei verfügbaren Eigenkapitals), den Ausgabezeitpunkt, die Bedingungen zur Ausübung von Bezugsrechten, den Beginn des Dividendenanspruches sowie alle weiteren relevanten Ausgabebedingungen festlegen. Der Verwaltungsrat kann Aktien im Rahmen einer Festübernahme, einer Direktplatzierung oder einer ähnlichen Transaktion über die Vermittlung von Finanzinstituten, eines Konsortiums von Finanzinstituten oder eines anderen Dritten sowie durch ein nachfolgendes Angebot dieser Aktien an die bestehenden Aktionäre oder Dritte (falls die Bezugsrechte der bestehenden Aktionäre entzogen oder nicht ausgeübt wurden) ausgeben. Der Verwaltungsrat ist ermächtigt, den Handel mit Bezugsrechten zu gestatten, einzuschränken oder auszuschliessen. Im Falle nicht ausgeübter Bezugsrechte kann der Verwaltungsrat nach eigenem Ermessen entweder zulassen, dass diese Rechte wertlos verfallen, die Bezugsrechte oder die Aktien, für die Bezugsrechte gewährt, aber nicht ausgeübt wurden, zu Marktbedingungen platzieren oder sie auf eine andere Weise im Interesse der Gesellschaft verwenden.

3. In case of a capital increase within the capital band, the board of directors shall determine the number of shares, the issue price, the form of payment required for subscription (including a cash contribution, contribution in kind, by off-setting claims against the Company, or by converting freely disposable equity), the date of issue, the conditions governing the exercise of subscription rights, the commencement of dividend entitlement and all other relevant terms of issuance. The board of directors may issue shares by way of an underwritten offering, direct placement or a similar transaction through the intermediation of financial institutions, a syndicate of financial institutions or another third party and a subsequent offer of such shares to the existing shareholders or third parties (if the subscription rights of the existing shareholders have been withdrawn or have not been exercised). The board of directors is authorized to permit, restrict or exclude the trading of subscription rights. In the event of subscription rights not being exercised, the board of directors may, at its discretion, either allow such rights to expire worthless, place them or the shares, for which subscription rights were granted but not exercised, at market conditions or use them in some other manner conducive to the interests of the Company.

Statuten / Articles of Association	4

4. Der Verwaltungsrat ist in den folgenden Fällen ermächtigt, die Bezugsrechte der Aktionäre zu entziehen oder einzuschränken und solche Rechte Dritten (einschliesslich einzelner Aktionäre), der Gesellschaft oder einer ihrer Gruppengesellschaften zuzuweisen:

(a) wenn der Ausgabepreis der neuen Aktien unter der Berücksichtigung des Marktwertes festgesetzt wird;

(b) für eine strategische Transaktion oder den Erwerb von Unternehmen, Unternehmensteilen oder Beteiligungen, Förderzins, Immobilien, zur Finanzierung neuer Investitionsprojekte der Gesellschaft oder ihrer Gruppengesellschaften, zum Erwerb von Produkten, geistigem Eigentum oder Lizenzen durch oder für Investitionsprojekte der Gesellschaft oder einer ihrer Gruppengesellschaften oder, in jedem Fall, zur Finanzierung oder Refinanzierung solcher Transaktionen;

(c) zur Beteiligung von Partnern im Rahmen strategischer Partnerschaften;

(d) für eine Kapitalbeschaffung in schneller und flexibler Weise oder zur Erreichung eines strategischen Ziels der Gesellschaft, welche ohne den Ausschluss der Bezugsrechte der bisherigen Aktionäre nicht möglich wäre oder nur mit grosser Schwierigkeit, Verzögerung oder zu wesentlich schlechteren Bedingungen erreicht werden könnte;

(e) zum Zweck der Erweiterung des Aktionärskreises der Gesellschaft in bestimmten Finanz- oder Investorenmärkten oder zur Beteiligung von strategischen Partnern, einschliesslich Finanzinvestoren;

(f) im Zusammenhang mit der Börsennotierung neuer Aktien an in- oder ausländischen Börsen;

(g) zum Zweck der Gewährung einer Mehrzuteilungsoption (Greenshoe) im Falle einer Aktienplatzierung oder eines Aktienverkaufs and die betreffenden Erstkäufer oder Festübernehmer; oder

(h) für die Beteiligung von Mitgliedern des Verwaltungsrats, Mitglieder der Geschäftsleitung, Mitarbeitern, Beauftragten, Beratern oder anderen Personen, die für die Gesellschaft oder eine ihrer Gruppengesellschaften Leistungen erbringen, einschliesslich Konsortialführer und Investmentbanken.

4. The board of directors is authorized in the following cases to withdraw or restrict shareholders' subscription rights and to allocate such rights to third parties (including individual shareholders), the Company or any of its group companies:

(a) if the issue price of the new shares is determined by reference to the market price;

(b) for a Strategic Transaction or any acquisitions of companies, parts of companies or participations, royalty interests, real property, or for the financing of new investment projects of the Company or its group companies, for the acquisition of products, intellectual property or licenses by or for investment projects of the Company or any of its group companies, or, in each case, for the financing or refinancing of such transactions;

(c) for participation of partners in the context of strategic partnerships;

(d) for a capital raise in a fast and flexible manner or that serves to achieve a strategic objective of the Company and that would not be possible without the exclusion of the subscription rights of existing shareholders, or only with great difficulty or delay, or on significantly less favorable terms;

(e) for purposes of broadening the shareholder constituency of the Company in certain financial or investor markets or for purposes of the participation of strategic partners including financial investors;

(f) in connection with listing of new shares on domestic or foreign stock exchanges;

(g) for purposes of granting an over-allotment option (Greenshoe) in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s); or

(h) for the participation of members of the board of directors, members of the executive management, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its group companies, including arrangers and investment banks.

Statuten / Articles of Association	5

5. Erhöht sich das Aktienkapital aufgrund einer Erhöhung aus bedingtem Kapital gemäss diesen Statuten, so erhöhen sich die obere und die untere Grenze des Kapitalbandes entsprechend dem Umfang der Erhöhung des Aktienkapitals.

5. In the event of an increase of the share capital from conditional capital pursuant to these articles of association, the upper and lower limits of the capital band shall increase in an amount corresponding to such increase in the share capital.

6. Im Falle einer Reduktion des Aktienkapitals im Rahmen des Kapitalbands legt der Verwaltungsrat, soweit erforderlich, die Verwendung des Herabsetzungsbetrages fest. Unbeschadet des Vorstehenden kann der Verwaltungsrat den Herabsetzungsbetrag auch zur teilweisen oder vollständigen Beseitigung einer Unterbilanz im Sinne von Art. 653p OR verwenden oder kann gemäss Art. 653q OR gleichzeitig das Aktienkapital herabsetzen und mindestens auf den bisherigen Betrag erhöhen.

6. In the event of a reduction of the share capital within the capital band, the board of directors shall, to the extent necessary, determine the use of the reduction amount.  Without limitation to the foregoing, the board of directors may also use the reduction amount for the partial or full elimination of a share capital shortfall in the sense of art. 653p of the CO or may, in the sense of art. 653q of the CO, simultaneously reduce and increase the share capital to at least the previous amount.

7. Im Falle einer Nennwertänderung sind neue Aktien im Rahmen des Kapitalbands mit gleichem Nennwert auszugeben wie die bestehenden Aktien.	7. In the event of a change of the par value of the shares, the par value of new shares subsequently issued within the capital band shall also be changed.

8. Die neuen Aktien unterliegen den Einschränkungen für die Registrierung im Aktienregister nach Artikel 9 dieser Statuten.	8. The new shares shall be subject to the limitations for registration in the share register pursuant to article 9 of these articles of association.

Statuten / Articles of Association	6

Artikel 5: Bedingtes Aktienkapital für Aktienbeteiligungsprogramme	Article 5: Conditional Share Capital for Equity Incentive Plans

1. Das Aktienkapital der Gesellschaft kann um höchstens USD 161'932.23 erhöht werden, durch die direkte oder indirekte Ausgabe von maximal 16'193'223 voll zu liberierenden Namenaktien mit einem Nennwert von je USD 0.01, die zugunsten der Mitglieder des Verwaltungsrats, leitenden Angestellten, Mitarbeitern, Beauftragten, Beratern oder andere Personen, die für die Gesellschaft oder einer ihrer Gruppengesellschaften Leistungen erbringen (die "Begünstigten"), ausgegeben werden. Die Ausgabe von voll zu liberierenden Namenaktien mit einem Nennwert von je USD 0.01 gemäss diesem Artikel 5 kann auch eintreten infolge der freiwilligen oder automatischen Erfüllung, Umwandlung oder Ausübung von Rechten oder der obligatorischen Ausübung von Verpflichtungen zum Erwerb neuer Aktien erfolgen, die den jeweiligen Begünstigten gewährt bzw. auferlegt wurden.

1. The share capital of the Company may be increased by a maximum amount of USD 161'932.23 through the direct or indirect issuance of no more than  16'193'223 registered shares that are to be fully paid-in and have a par value of USD 0.01 each, to the members of the board of directors and to the officers, employees, contractors or consultants of the Company or any of its group companies, or other persons providing services to the Company or any of its group companies (the "Beneficiaries"). The issuance of fully paid-in registered shares with a par value of USD 0.01 each pursuant to this article 5 may also occur as a result of the voluntary or automatic settlement, conversion or exercise of rights or the mandatory exercise of obligations to acquire new shares granted to, or imposed on, respectively, any of the Beneficiaries.

2. Bezugs- und Vorwegzeichnungsrechte der Aktionäre sind im Zusammenhang mit dieser bedingten Kapitalerhöhung ausgeschlossen. Jede Ausgabe neuer Aktien oder die freiwillige, automatische oder obligatorische Ausübung von Rechten oder Verpflichtungen zum Erwerb von Aktien erfolgt gemäss einem oder mehreren Plänen, Vereinbarungen, Vorschriften oder Beschlüssen, die vom Verwaltungsrat oder, soweit ihm dies delegiert wurde, einem Ausschuss des Verwaltungsrats erlassen werden. Der Verwaltungsrat wird alle Einzelheiten der Ausgabebedingungen festlegen, wie etwa den Ausgabebetrag, Datum der Dividendenberechtigung und die Art der Beiträge. Eine solche Ausgabe neuer Aktien kann zu einem Preis pro Aktie unter dem jeweiligen Börsenkurs erfolgen, und solche Rechte oder Verpflichtungen zum Erwerb von Aktien können gewährt und auferlegt werden, wobei dieser Preis unter ihrem inneren Wert liegen kann.

2. Subscription and advance subscription rights of shareholders are excluded for this conditional capital increase. Any such issuance of new shares or voluntary, automatic or mandatory exercise of rights or obligations to acquire shares shall be under one or more plans, agreements, regulations or resolutions to be issued by the board of directors or, to the extent delegated to it, a committee of the board of directors. The board of directors will determine all details of the terms of issue, such as each amount of issue, date of dividend entitlement, and kind of contributions. Any such issuance of new shares may be made at a price per share below the applicable stock exchange price and any such rights or obligations to acquire shares may be granted or imposed on, respectively, below their intrinsic value.

Statuten / Articles of Association	7

3. Die Ausübung von Wandlungs-, Options- oder ähnlichen Rechten sowie der Verzicht auf diese Rechte kann elektronisch oder schriftlich erfolgen. Die Ausübungserklärung von Wandlungs-, Options- oder ähnlichen Rechten gemäss diesem Artikel 5 muss sich auf diesen Artikel 5 beziehen.

3. The exercise of conversion, option or similar rights as well as the waiver of these rights may be effected electronically or in writing. The declaration of exercise of conversion, option or similar rights based on this article 5 shall refer to this article 5.

4. Die neuen Aktien unterliegen den Einschränkungen für die Registrierung im Aktienregister nach Artikel 9 dieser Statuten.	4. The new shares shall be subject to the limitations for registration in the share register pursuant to article 9 of these articles of association.

Artikel 6: Bedingtes Aktienkapital für Finanzierungszwecke

1. Das Aktienkapital der Gesellschaft kann um einen Höchstbetrag von USD 647'728.93  durch die direkte oder indirekte Ausgabe von höchstens 64'772'893 voll zu liberierende Namenaktien im Nennwert von je USD 0.01 erhöht werden, (i) durch die Ausübung von Wandlungs-, Tausch-, Options-, Warrant-, Bezugsrechten oder anderen Rechten zum Erwerb von Aktien, oder (ii) aufgrund von Verpflichtungen zum Erwerb von Aktien, die den Aktionären oder Dritten allein oder in Verbindung mit Anleihensobligationen, Schuldpapieren, Darlehen, Optionen, Warrants oder anderen Wertpapieren oder vertraglichen Verpflichtungen der Gesellschaft oder einer ihrer Gruppengesellschaften gewährt oder auferlegt wurden (zusammenfassend als die "Finanzinstrumente" bezeichnet)."

Article 6: Conditional Share Capital for Financing Purposes

1. The share capital of the Company may be increased by a maximum amount of USD 647,728.93 through the direct or indirect issuance of no more than 64,772,893 registered shares that are to be fully paid-in and have a par value of USD 0.01 each, (i) further to the exercise of conversion, exchange, option, warrant, subscription or other rights to acquire shares, or (ii) as a result of obligations to acquire shares that are or were granted to or imposed upon shareholders or third parties alone or in connection with bonds, notes, loans, options, warrants or other securities or contractual obligations of the Company or any of its group companies (collectively, the "Financial Instruments").

2. Bei der Ausgabe von neuen Aktien im Zusammenhang mit Finanzinstrumenten ist das Bezugsrecht der Aktionäre ausgeschlossen. Die dannzumaligen Inhaber solcher Finanzinstrumente sind berechtigt, die neuen Aktien zu erwerben, die bei Ausübung, Austausch oder Wandlung der Finanzinstrumente ausgegeben werden. Der Verwaltungsrat legt die wesentlichen Bedingungen der Finanzinstrumente fest.

2. Subscription rights of shareholders shall be excluded with respect to new shares issued in connection with Financial Instruments. The then current owners of such Financial Instruments shall be entitled to acquire the new shares issued upon conversion, exchange or exercise of the Financial Instruments. The main terms of the Financial Instruments shall be determined by the board of directors.

Statuten / Articles of Association	8

3. Der Verwaltungsrat ist ermächtigt das Vorwegzeichnungsrecht im Zusammenhang mit der Ausgabe von Finanzinstrumenten der Gesellschaft oder einer ihrer Gruppengesellschaften zu limitieren oder zu entziehen, wenn (i) ein Grund gemäss Artikel 4(4) der Statuten gegeben ist oder (ii) die Finanzinstrumente zu angemessenen Bedingungen platziert werden oder (iii) im Zusammenhang mit den 1.75% Convertible Senior Notes fällig 2027 gemäss der Vertrag ("Indenture") vom 6. Dezember 2021, in allfällig geänderter Version. Falls die Vorwegzeichnungsrechte vom Verwaltungsrat weder direkt noch indirekt gewährt werden, müssen (x) die Finanzinstrumente zu angemessenen Bedingungen ausgegeben werden und (y) der Umwandlungs-, Tausch- oder Ausübungszeitraum der Finanzinstrumente darf seit dem relevantem Ausgabedatum oder des Unterzeichnens des Finanzinstruments 30 Jahre nicht überschreiten.

3. The board of directors is authorized to limit or withdraw advance subscription rights of shareholders in connection with the issuance of Financial Instruments by the Company or one of its group companies if (i) there is a valid reason pursuant to article 4(4) of these articles of association or (ii) the Financial Instruments are issued on appropriate terms or (iii) in connection with the 1.75% Convertible Senior Notes due 2027 as per the Indenture dated 6 December 2021, as amended. If the advance subscription rights are neither granted directly nor indirectly by the board of directors, the following shall apply: (x) the Financial Instruments shall be issued on appropriate terms; and (y) the Financial Instruments may be converted, exchanged or exercised during a maximum period of 30 years from the date of the relevant issuance of or entry into the Financial Instruments.

4. Die Ausübung von Wandlungs-, Options- oder ähnlichen Rechten sowie der Verzicht auf diese Rechte kann elektronisch oder schriftlich erfolgen. Die Erklärung zur Ausübung von Wandlungs-, Options- oder ähnlichen Rechten auf der Grundlage dieses Artikel 6 muss auf diesen Artikel 6 verweisen.

4. The exercise of conversion, option or similar rights as well as the waiver of these rights may be effected electronically or in writing. The declaration of exercise of conversion, option or similar rights based on this article 6 shall refer to this article 6.

5. Die neuen Aktien unterliegen den Eintragungsbeschränkungen in das Aktienbuch von Artikel 9 dieser Statuten.	5. The new shares shall be subject to the limitations for registration in the share register pursuant to article 9 of these articles of association.

Statuten / Articles of Association	9

Artikel 7: Form der Aktien

1. Die Gesellschaft kann ihre Namenaktien als Einzelurkunden, Globalurkunden, einfache Wertrechte im Sinne des OR (in der jeweils geltenden Fassung), oder als Bucheffekten ausgestalten.

Article 7: Form of Shares

1. The Company may issue its registered shares in the form of single certificates, global certificates, simple uncertificated securities within the meaning of the CO (as amended from time to time), or intermediated securities.

2. Bucheffekten und Sicherheiten an Bucheffekten können nicht mittels Abtretung übertragen oder begründet werden. Werden nicht verurkundete Aktien durch Abtretung übertragen, bedarf diese zur Gültigkeit der Anzeige an die Gesellschaft.

2. Intermediated securities and security interest in any such intermediated securities, cannot be transferred or granted by way of assignment. If uncertificated securities are transferred by way of assignment, such assignment must be notified to the Company to be valid.

3. Nachdem er im Aktienbuch eingetragen worden ist, kann der Aktionär von der Gesellschaft jederzeit die Ausstellung einer Bescheinigung über die in seinem Eigentum stehenden Aktien verlangen. Der Aktionär hat jedoch keinen Anspruch auf Druck und Auslieferung von Aktienurkunden oder Aktienzertifikate oder auf die Umwandlung der Namenaktien von einer Form in eine andere. Die Gesellschaft kann demgegenüber jederzeit Urkunden für Namenaktien (Einzelurkunden oder Urkunden über eine Mehrzahl von Aktien) ausstellen und ausliefern und mit der Zustimmung des Aktionärs ausgegebene Urkunden, die bei ihr eingeliefert werden, ersatzlos annullieren.

3. Upon its registration with the share register, a shareholder may at any time request from the Company to issue a written confirmation of the registered shares held by such shareholder. However, the shareholder has no right to request the issue and delivery of share certificates nor the conversion of the registered shares issued in one form into another form. The Company may, however, at any time issue and deliver certificates for registered shares (single certificates or global certificates) and, with the consent of the shareholder, delete without replacement issued share certificates, which have been returned to it.

4. Vorbehältlich des anwendbaren Rechts kann die Gesellschaft jederzeit ohne Zustimmung der Aktionäre ihre Namenaktien von einer Form in eine andere Form umwandeln. Die Gesellschaft trägt alle mit einer solchen Umwandlung verbundenen Kosten.

4. Subject to applicable law, the Company may convert its registered shares from one form into another form at any time and without the approval of the shareholders. The Company shall bear the cost associated with any such conversion.

Statuten / Articles of Association	10

Artikel 8: Anerkennung der Statuten Jede Ausübung von Aktionärsrechten schliesst die Anerkennung der Gesellschaftsstatuten in der jeweils gültigen Fassung in sich ein.	Article 8: Recognition of Articles Any exercise of shareholders' rights automatically comprises recognition of the version of these articles of association in force at the time.

Artikel 9: Aktienbuch, Rechtsausübung

1. Die Gesellschaft führt selbst oder durch Dritte ein Aktienbuch für die Namenaktien, in welches die Eigentümer und Nutzniesser sowie Personen, die im Eintragungsgesuch nicht ausdrücklich erklären, die Aktien für eigene Rechnung zu halten ("Nominees") mit Namen eingetragen werden. Die Gesellschaft oder der Dritte, welcher im Auftrag der Gesellschaft das Aktienbuch führt, ist berechtigt, zum Zeitpunkt der Eintragung in das Aktienbuch von der Person, die die Eintragung beantragt, einen geeigneten Nachweis über deren Eigentum an den Aktien zu verlangen. Im Verhältnis zur Gesellschaft wird als Aktionär, als Nutzniesser oder als Nominees nur anerkannt, wer im Aktienbuch eingetragen ist. Die Gesellschaft anerkennt nur einen Vertreter pro Aktie. Wechselt eine im Aktienbuch eingetragene Person ihre Adresse, so hat sie dies der Gesellschaft mitzuteilen. Bis eine solche Mitteilung erfolgt ist, gelten alle schriftlichen Mitteilungen der Gesellschaft an die im Aktienbuch verzeichnete Adresse als rechtsgültig zugestellt.

Article 9: Share Register, Exercise of Rights

1. The Company shall maintain, itself or through a third party, a share register for the registered shares in which the names and addresses of the owners and usufructuaries as well as the Persons who do not expressly declare in the registration application that they are holding the shares on their own account ("nominees") shall be entered. The Company or the third party maintaining the share register on behalf of the Company shall be entitled to request at the time of the entry into the share register from the person requesting such entry appropriate evidence of that person's title to the shares. In relation to the Company, only those shareholders, usufructuaries and nominees registered in the share register shall be recognized as such. The Company shall recognize only one representative per share. Any person registered in the share register changing its address, must notify the Company accordingly. Until such notification shall have occurred, all written communication from the Company to persons of record shall be deemed to have validly been made if sent to the address recorded in the share register.

2. Erwerber von Namenaktien werden auf Gesuch hin ohne Begrenzung als Aktionäre mit Stimmrecht im Aktienbuch eingetragen, falls sie ausdrücklich erklären, diese Namenaktien im eigenen Namen und für eigene Rechnung erworben zu haben, dass keine Vereinbarung über die Rücknahme oder die Rückgabe entsprechender Aktien besteht und dass er das mit den Aktien verbundene wirtschaftliche Risiko trägt mit der Ausnahme, dass der Verwaltungsrat Nominees, welche Aktien im eigenen Namen aber auf fremde Rechnung halten, als Aktionäre mit Stimmrecht im Aktienbuch der Gesellschaft eintragen kann. Die an den Aktien wirtschaftlich Berechtigten, welche die Aktien über einen Nominee halten, üben Aktionärsrechte mittelbar über den Nominee aus.

2. Persons acquiring registered shares shall on application be entered in the share register without limitation as shareholders with voting rights, provided they expressly declare themselves to have acquired the said shares in their own name and for their own account, that there is no agreement on the redemption or return of the corresponding shares and that he/she bears the economic risk associated with the shares, except that the board of directors may record nominees who hold shares in their own name, but for the account of third parties, as shareholders of record with voting rights in the share register of the Company. Beneficial owners of shares who hold shares through a nominee exercise the shareholders' rights through the intermediation of such nominee.

Statuten / Articles of Association	11

3. Die Gesellschaft kann nach Anhörung des Betroffenen oder des Nominees Eintragungen im Aktienbuch mit Rückwirkung auf das Datum der Eintragung streichen, wenn diese durch falsche Angaben des Erwerbers zustande gekommen sind. Der Erwerber oder der Nominee muss über die Streichung sofort informiert werden.

3. The Company may, after consulting with the affected person or nominee, cancel entries in the share register retroactively with effect to the date of the entry, if such entries were based on false information given by the acquirer. The acquirer or nominee shall be informed of the cancellation immediately.

4. Der Verwaltungsrat stellt Grundsätze über die Eintragung von Treuhändern/Nominees auf und erlässt die zur Einhaltung der vorstehenden Bestimmungen notwendigen Regelungen. Der Verwaltungsrat kann Ausnahmen von der Regelung in Bezug auf Nominees gewähren.

4. The board of directors formulates general principles relating to the registration of fiduciaries/nominees and issues the necessary regulations to ensure compliance with the above provisions. The board of directors may grant exceptions from the rules regarding nominees.

5. Stimmrechte und die damit verbundenen Rechte können der Gesellschaft gegenüber von einem Aktionär, Nutzniesser der Aktien oder Nominee jeweils nur im Umfang ausgeübt werden, wie dieser mit Stimmrecht im Aktienbuch eingetragen ist.

5. Voting rights and appurtenant rights associated therewith may be exercised in relation to the Company by a shareholder, usufructuary of shares or nominee only to the extent that such person is recorded in the share register with the right to exercise his, her or its voting rights.

Statuten / Articles of Association	12

III. Generalversammlung	III. Shareholders' Meeting

Artikel 10: Ordentliche und ausserordentliche Generalversammlungen 1. Die ordentliche Generalversammlung findet jedes Jahr innerhalb von sechs (6) Monaten nach Abschluss des Geschäftsjahrs statt.	Article 10: Ordinary and Extraordinary Shareholders' Meetings 1. The ordinary shareholders' meeting shall be held annually within six (6) months after the close of the business year.

2. Ausserordentliche Generalversammlungen werden einberufen, sooft es notwendig ist, insbesondere in den vom Gesetz vorgesehenen Fällen.	2. Extraordinary shareholders' meetings shall be convened whenever necessary, especially when provided for by law.

Artikel 11: Einberufung 1. Die Generalversammlung wird durch den Verwaltungsrat, nötigenfalls durch die Revisionsstelle einberufen. Das Einberufungsrecht steht auch den Liquidatoren zu.

Article 11: Convening

1. The shareholders' meeting shall be convened by the board of directors and, if need be, by the auditor. The liquidators shall also be entitled to convene a shareholders' meeting.

2. Die Einberufung einer Generalversammlung kann auch von einem oder mehreren Aktionären, die zusammen mindestens fünf (5) Prozent des Aktienkapitals oder der Stimmen vertreten, verlangt werden. Einberufung und Traktandierung werden schriftlich unter Angabe der Verhandlungsgegenstände und der Anträge anbegehrt. Der Verwaltungsrat hat die Generalversammlung innert sechzig (60) Tagen seit Empfang des Begehrens einzuberufen.

2. One or more shareholders, representing at least five (5) percent of the share capital or of the votes of the Company, may also request that a shareholders' meeting be held. Such request and agenda items to be included must be submitted in writing, setting forth the items to be discussed and the proposals to be decided upon. The shareholders' meeting shall be convened by the board of directors within sixty (60) days of receipt of such a request.

3. Die Generalversammlung ist spätestens zwanzig (20) Tage vor dem Versammlungstag durch eine Bekanntmachung gemäss Artikel 37 der Statuten einzuberufen. In der Einberufung sind neben Datum, Zeit, Art und Ort der Versammlung die Verhandlungsgegenstände sowie die Anträge des Verwaltungsrates, allfällige Anträge der Aktionäre samt kurzer Begründung und gegebenenfalls der Name und die Adresse des unabhängigen Stimmrechtsvertreters bekanntzugeben.

3. At least twenty (20) days prior to the date of the shareholders' meeting, notice of the shareholders' meeting shall be given by way of an announcement pursuant to article 37 of these articles of association. The notice shall state the date, time, form and place of the meeting, the agenda as well as the proposals of the board of directors, if necessary, the proposals of the shareholders, including a short explanation, and, if necessary, the name and the address of the independent proxy.

Statuten / Articles of Association	13

4. Über Gegenstände, die nicht in dieser Weise angekündigt worden sind, können keine Beschlüsse gefasst werden, ausser über einen Antrag auf Einberufung einer ausserordentlichen Generalversammlung, auf Durchführung einer Sonderuntersuchung oder auf Wahl einer Revisionsstelle infolge eines Begehrens eines Aktionärs.

4. No resolutions may be adopted regarding matters which have not been announced in this manner, except regarding a proposal to convene an extraordinary shareholders' meeting, to carry out a special investigation or to elect an auditor upon the request of a shareholder.

5. Spätestens zwanzig (20) Tage vor der ordentlichen Generalversammlung sind der Geschäftsbericht (einschliesslich Lagebericht, Vergütungsbericht und, allfälliger Bericht über nichtfinanzielle Belange gemäss Art. 964c OR) und der Revisionsbericht zugänglich zu machen. Sofern die Unterlagen nicht elektronisch zugänglich sind, kann jeder Aktionär verlangen, dass ihm eine Ausfertigung der Dokumente rechtzeitig zugestellt wird.

5. The annual report (including management report, compensation report and, if applicable, report on non-financial matters pursuant to article 964c CO) and the auditors' report must be made available for inspection by the shareholders at least twenty (20) days prior to the date of the ordinary shareholders' meeting. In case the documents are not made available electronically, any shareholder may request a copy of the documents to be provided in due time.

6. Die Mitglieder des Verwaltungsrates und der Geschäftsleitung sind berechtigt, an der Generalversammlung teilzunehmen. Der Verwaltungsrat kann zu jedem Verhandlungsgegenstand Anträge stellen.	6. The members of the board of directors and the executive management are entitled to take part in the shareholders' meeting. The board of directors can make proposals for each agenda item.

Artikel 12: Traktanden 1. Der Verwaltungsrat nimmt die Traktandierung der Verhandlungsgegenstände vor.	Article 12: Agenda 1. The board of directors shall state the items on the agenda.

2. Aktionäre, welche insgesamt mindestens 0.5% des Aktienkapitals oder der Stimmen vertreten, können verlangen, dass ein Traktandum auf die Traktandenliste der Generalversammlung aufgenommen wird. Das Begehren um Traktandierung ist mindestens drei (3) Monate vor dem Jahrestag der letzten ordentlichen Generalversammlung schriftlich unter Angabe des Verhandlungsgegenstandes und der Anträge beim Präsidenten des Verwaltungsrats einzureichen.

2. One or more shareholders representing at least 0.5% of the total share capital or of the votes, may request items to be included in the agenda. Such requests have to be submitted to the chairperson of the board of directors at least three (3) months before the anniversary of the previous year's ordinary shareholder's meeting and shall be in writing, specifying the item and the proposals.

Statuten / Articles of Association	14

3. Über Anträge zu nicht gehörig angekündigten Verhandlungsgegenständen können keine Beschlüsse gefasst werden, ausser in den gesetzlich vorgesehen Fällen.	3. No resolution may be passed on motions concerning agenda items which have not been duly announced apart from those exceptions permitted by law.

Artikel 13: Tagungsort

1. Der Verwaltungsrat bestimmt den Tagungsort der Generalversammlung. Die Generalversammlung kann im Ausland durchgeführt werden, sofern ein unabhängiger Stimmrechtsvertreter bezeichnet wird.

Article 13: Venue 1. The board of directors shall determine the venue of the shareholders' meeting. The shareholders' meeting may be held abroad, provided that an independent proxy is designated.

2. Bis zum 17. Januar 2030, kann die Generalversammlung mit elektronischen Mitteln ohne Tagungsort durchgeführt werden.	2. Until 17 January 2030, the shareholders' meetings may be held by electronic means without a venue.

Artikel 14: Vorsitz, Protokolle

1. Den Vorsitz der Generalversammlung führt der Präsident des Verwaltungsrates, bei dessen Verhinderung oder Unwilligkeit ein anderes Mitglied des Verwaltungsrates oder, falls alle anwesenden Mitglieder des Verwaltungsrates ablehnen oder kein Mitglied des Verwaltungsrats anwesend ist, ein anderer von der Generalversammlung gewählter Tagespräsident.

Article 14: Chair, Minutes

1. The shareholders' meeting shall be chaired by the chairperson of the board, or, in her/his absence or unwillingness, by another member of the board of directors, or, if all the directors present decline to take the chair or fail to do so or if no director is present, by another person elected for that day by the shareholders' meeting.

2. Der Verwaltungsrat sorgt für die Führung des Protokolls, das vom Vorsitzenden und vom Protokollführer zu unterzeichnen ist.	2. The board of directors is responsible for keeping the minutes, which have to be signed by the chairperson and by the secretary.

3. Jeder Aktionär kann verlangen, dass ihm das Protokoll innerhalb von dreissig (30) Tagen nach der Generalversammlung zugänglich gemacht wird. Die Beschlüsse und Wahlergebnisse sind unter Angabe der genauen Stimmenverhältnisse innerhalb von fünfzehn (15) Tagen nach der Generalversammlung auf elektronischem Weg zugänglich zu machen.

3. Any shareholder may request access to the minutes within thirty (30) days following the shareholders' meeting. The resolutions and the election results with details of the exact proportions of votes cast shall be made electronically accessible within fifteen (15) days following the shareholders' meeting.

Statuten / Articles of Association	15

Artikel 15: Befugnisse Oberstes Organ der Gesellschaft ist die Generalversammlung. Ihr stehen die folgenden unübertragbaren Befugnisse zu:	Article 15: Authorities The shareholders' meeting is the supreme corporate body of the Company and has the following non-transferable powers:

1. Festsetzung und Änderung der Statuten;

2. Wahl und Abberufung der Mitglieder des Verwaltungsrates, des Präsidenten des Verwaltungsrates, der Mitglieder des Vergütungsausschusses, der Revisionsstelle und des unabhängigen Stimmrechtsvertreters;

3. Genehmigung des Lageberichts und allenfalls der Konzernrechnung;

4. die Genehmigung des Berichts über nichtfinanzielle Belange gemäss Art. 964a ff. OR und jedes weiteren Berichts, welcher gemäss anwendbarem Recht einer Genehmigung durch die Generalversammlung bedarf;

5. Genehmigung der Jahresrechnung sowie Beschlussfassung über die Verwendung des Bilanzgewinns, insbesondere die Festsetzung der Dividende und der Gewinnbeteiligung der Mitglieder des Verwaltungsrats;

6. Genehmigung der Vergütung des Verwaltungsrates, der Geschäftsleitung und des Beirats gemäss Artikel 31 und Artikel 32 der Statuten;

7. Festsetzung der Zwischendividende und Genehmigung des dafür erforderlichen Zwischenabschlusses;

8. Beschlussfassung über die Rückzahlung der gesetzlichen Kapitalreserve;

9. Entlastung der Mitglieder des Verwaltungsrates und der mit der Geschäftsleitung betrauten Personen;

10. Dekotierung der Beteiligungspapiere der Gesellschaft; und

11. Beschlussfassung über die Gegenstände, die der Generalversammlung durch das Gesetz oder die Statuten vorbehalten sind.

1. adoption and amendment of these articles of association;

2. election and removal of the members of the board of directors, the chairperson of the board of directors, the members of the compensation committee, the auditor and the independent proxy;

3. approval of the management report and the consolidated statements of account, if any;

4. approving the report on non-financial matters in accordance with art. 964a et seqq. of the CO and any other report that requires approval by the shareholders' meeting under applicable law, if and as applicable;

5. approval of the financial statements and resolution on the use of the balance sheet profit, in particular on the declaration of dividends and of profit sharing by members of the board of directors;

6. approval of the remuneration of the members of the board of directors, of the executive management and the advisory council, pursuant to article 31 and article 32 of these articles of association;

7. adoption of the interim dividend and approval of the required interim financial statements;

8. resolution on the repayment of the statutory capital reserve;

9. grant to discharge the members of the board of directors and the persons entrusted with management;

10. the delisting of the equity securities of the Company; and

11. passing of resolutions on matters which are reserved to the shareholders' meeting by law or by these articles of association.

Statuten / Articles of Association	16

Artikel 16: Beschlussfassung

1. Jede Aktie berechtigt zu einer Stimme. Der Verwaltungsrat erlässt Verfahrensvorschriften über die Teilnahme und Vertretung an der Generalversammlung und legt die Anforderungen für Vollmachten fest. Jeder Aktionär kann sich in der Generalversammlung durch seinen gesetzlichen Vertreter oder einen Dritten vertreten lassen, welcher kein Aktionär sein muss. Die Berechtigung zur Vertretung eines Aktionärs ist in der Regel durch eine schriftliche Vollmacht des Aktionärs auszuweisen. Der Verwaltungsrat kann aber auch weitere Formen der Berechtigung gegenüber der Gesellschaft zulassen.

Article 16: Resolutions, Quorum

1. Each share carries one vote. The board of directors shall issue procedural rules regarding the participation and representation at the shareholders' meeting and determine the requirements regarding proxies. Each shareholder may be represented at the shareholders' meeting by its legal representative or another person, who does not need to be a shareholder. In general, the authorization to represent a shareholder must be evidenced by a written proxy of the shareholder. However, the board of directors may also allow other forms of authorization vis-à-vis the Company.

2. Jeder Aktionär kann sich vom unabhängigen Stimmrechtsvertreter vertreten lassen.	2. Each shareholder may be represented by the independent proxy.

3. Die Generalversammlung fasst ihre Beschlüsse und vollzieht ihre Wahlen mit der Mehrheit der vertretenen Aktienstimmen, soweit nicht das Gesetz oder die Statuten abweichende Bestimmungen enthalten.

3. The shareholders' meeting shall adopt its resolutions and carry out its elections with the majority of the share votes represented, to the extent that neither the law nor these articles of association provide otherwise.

4. Der Vorsitzende der Generalversammlung bestimmt, ob Abstimmungen und Wahlen elektronisch, offen oder schriftlich erfolgen. Im Falle einer Streitigkeit über die Zulässigkeit oder Ablehnung einer Stimme muss der Vorsitzende der Generalversammlung die Streitigkeit entscheiden, und seine Entscheidung, die in gutem Glauben getroffen wird, ist endgültig und verbindlich. Der Vorsitzende der Generalversammlung kann jederzeit anordnen, dass eine Beschlussfassung oder Wahl wiederholt wird, wenn er oder sie Zweifel an der Abstimmung hat. In diesem Fall gilt die vorherige Beschlussfassung oder Wahl als nicht erfolgt.

4. The chairperson of the meeting shall decide whether voting on resolutions and elections be conducted electronically, by a show of hands or by a written ballot. In the case of any dispute as to the admission or rejection of a vote, the chairperson of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive. The chairperson of the meeting may at any time order that a resolution or election be repeated if he or she considers the vote to be in doubt; the resolution or election previously held shall then be deemed not to have taken place.

Statuten / Articles of Association	17

5. Die Wahlen von Mitgliedern des Verwaltungsrates und des Vergütungsausschusses erfolgen jeweils einzeln.	5. The members of the board of directors and the members of the compensation committee are elected individually.

6. Jede Beschlussfassung oder Wahl der Generalversammlung setzt zu ihrer Gültigkeit im Zeitpunkt der Konstituierung der Generalversammlung ein Präsenzquorum von zwei an der Generalversammlung stimmberechtigten Aktionären oder deren Vertretern, welche zusammen mindestens 5% der ausgegebenen Aktien mit Stimmrechten halten, voraus. Die anwesenden Aktionäre oder deren Vertreter können mit der Behandlung der Traktanden fortfahren, selbst wenn Aktionäre oder deren Vertreter nach Bekanntgabe des Quorums durch den Vorsitzenden die Generalversammlung verlassen.

6. The adoption of any resolution or election at the shareholders' meeting requires a quorum at the commencement of the meeting of two shareholders entitled to vote at the meeting whether in person or by proxy who hold, in the aggregate, at least 5% of the issued shares entitled to be voted at the meeting. The shareholders or their proxies present at a shareholders' meeting may continue to transact business despite the withdrawal of shareholders or their proxies from such meeting following announcement of the presence quorum at that meeting.

Artikel 17: Wichtige Beschlüsse

1. Ein Beschluss der Generalversammlung, der mindestens zwei Drittel der vertretenen Aktienstimmen und die Mehrheit der vertretenen Aktiennennwerte auf sich vereinigt, ist erforderlich für:

Article 17: Important Resolutions

1. A resolution of the shareholders' meeting adopted by at least two thirds of the represented share votes and the majority of the represented share par values is required for:

1. die Änderung des Gesellschaftszwecks; 2. die Zusammenlegung von Aktien, soweit dafür nicht die Zustimmung aller betroffenen Aktionären erforderlich ist;	1. the change of purpose of the Company; 2. the merging of shares, unless the approval of all the shareholders concerned is required;

Statuten / Articles of Association	18

3. die Kapitalerhöhung aus Eigenkapital, gegen Sacheinlagen oder durch Verrechnung mit einer Forderung und die Gewährung von besonderen Vorteilen;

4. die Einschränkung oder Aufhebung des Bezugsrechts;

5. die Einführung eines bedingten Kapitals, die Einführung eines Kapitalbands;

6. die Umwandlung von Partizipationsscheinen in Aktien;

7. die Beschränkung der Übertragbarkeit von Namenaktien;

8. die Einführung von Stimmrechtsaktien;

9. den Wechsel der Währung des Aktienkapitals;

10. die Einführung des Stichentscheids des Vorsitzenden in der Generalversammlung;

11. die Dekotierung der Beteiligungspapiere der Gesellschaft;

12. die Verlegung des Sitzes der Gesellschaft innerhalb der Schweiz sowie ins Ausland;

13. die Einführung einer statutarischen Schiedsklausel; und

14. die Auflösung der Gesellschaft.

3. an increase of capital out of equity, against contributions in kind or by setting off a claim, and the granting of special benefits;

4. the limitation or withdrawal of the subscription right;

5. the introduction of a conditional capital, the introduction of a capital band;

6. the transformation of participation certificates into shares;

7. the restriction of the transferability of registered shares;

8. the creation of shares with privileged voting rights;

9. the change of the currency of the share capital;

10. the introduction of the casting vote of the chairperson of the shareholders' meeting;

11. the delisting of the equity securities of the Company;

12. the transfer of the registered office of the Company within Switzerland or abroad;

13. the introduction of an arbitration clause in the articles of association; and

14. the dissolution of the Company.

2. Vorbehaltlich anderer Beschlüsse, die gemäss diesen Statuten erforderlich sind, unterliegen Beschlüsse über die Fusion, Spaltung oder Umwandlung gelten die Bestimmungen des Schweizer Fusionsgesetzes.

2. Subject to any other resolution required under these articles of association, resolutions on mergers, demergers, or conversions shall be governed by the Swiss Merger Act.

Statuten / Articles of Association	19

Artikel 18: Besondere Beschlüsse

Ein Beschluss der Generalversammlung, der mindestens zwei Drittel der vertretenen Aktienstimmen ist erforderlich für:

1. die Änderung dieser Statuten zur Schaffung, Änderung oder Aufhebung besonderer Rechte oder Einschränkungen, die mit den Aktien einer Klasse oder Serie von Aktien verbunden sind; und

2. die Änderung dieser Statuten, um die erforderlichen Beschlüsse gemäss Artikel 18 zu ändern.

Article 18: Special Resolutions

A resolution of the shareholders' meeting adopted by at least two thirds of the represented share votes is required for:

1. the amendment of these articles of association to create, vary or delete any special rights or restrictions attached to the shares of any class or series of shares; and

2. the amendment of these articles of association to alter the resolution required under this article 18.

Artikel 19: Abstimmung über Vergütung

1. Die Generalversammlung genehmigt an jeder ordentlichen Generalversammlung gesondert und bindend die Gesamtbeträge, die der Verwaltungsrat beantragt hat für (in US Dollars, Schweizer Franken oder einer anderen Währung):

Article 19: Votes on Compensation

1. The shareholders' meeting shall approve at each ordinary shareholders' meeting, separately and bindingly, on the proposals by the board of directors regarding the aggregate amounts (expressed in U.S. dollars, Swiss francs or any other currency) of:

1. die maximale Vergütung des Verwaltungsrats gemäss Artikel 31 der Statuten, die für die Dauer bis zur nächsten ordentlichen Generalversammlung zur Auszahlung oder Zuteilung gelangen kann; und

1. the maximum compensation of the board of directors pursuant to article 31 of these articles of association for the term of office until the next ordinary shareholders' meeting that may be paid or allocated; and

2. die maximale Gesamtvergütung der Geschäftsleitung (fixe und variable Bestandteile) gemäss Artikel 32 der Statuten, die im folgenden Geschäftsjahr zur Auszahlung oder Zuteilung gelangen kann.

2. the maximum overall compensation of the executive management (fixed and variable components) pursuant to article 32 of these articles of association that may be paid or allocated in the subsequent business year.

2. Der Verwaltungsrat kann die maximale Gesamtvergütung der Geschäftsleitung in einen maximalen Gesamtbetrag für fixe und einen für variable Vergütungen unterteilen und die entsprechenden Anträge der Generalversammlung separat zur Genehmigung vorlegen. Der Verwaltungsrat kann der Generalversammlung zudem abweichende oder zusätzliche Anträge in Bezug auf die gleichen oder andere Zeitperioden zur Genehmigung vorlegen. Der Verwaltungsrat kann die Aktionäre an einer ordentlichen Generalversammlung um Genehmigung eines Gesamtbetrages oder eines Maximalgesamtbetrages der Vergütung des Verwaltungsrates bzw. der Geschäftsleitung ersuchen, sei es auf retrospektiver Basis, prospektiver Basis oder einer Kombination davon.

2. The board of directors may split the maximum overall compensation of the executive management to be proposed for approval into a maximum fixed and maximum variable compensation and submit the respective proposals for separate approval by the shareholders' meeting. Further, the board of directors may submit for approval by the shareholders' meeting deviating or additional proposals in relation to the same or different time periods. The board of directors may seek ratification or approval by the shareholders at an ordinary shareholder's meeting on a retrospective or prospective basis, or a combination thereof, of the aggregate amount or maximum aggregate amount, of compensation, respectively, of the board of directors and the executive management.

Statuten / Articles of Association	20

3. Verweigert die Generalversammlung die Genehmigung der beantragten Vergütung bzw. der maximalen Gesamtvergütung, so kann der Verwaltungsrat an derselben Generalversammlung neue Anträge stellen, eine ausserordentliche Generalversammlung einberufen und diese neuen Anträge zur Genehmigung unterbreiten oder er kann die Anträge zur Vergütung retrospektiv von der nächsten ordentlichen Generalversammlung genehmigen lassen.

3. If the shareholders' meeting does not approve the proposed amount of the fixed or variable compensation, as the case may be, the board of directors may either submit new proposals at the same shareholders' meeting, convene an extraordinary shareholders' meeting and make new proposals for approval or may submit the proposals regarding compensation for retrospective approval at the next ordinary shareholders' meeting.

4. Die jeweiligen Gesamtbeträge verstehen sich inklusive sämtlicher Beiträge der Mitglieder des Verwaltungsrats bzw. der Geschäftsleitung sowie der Gesellschaft an die Sozialversicherungen und Einrichtungen der beruflichen Vorsorge (Arbeitnehmer- und Arbeitgeberbeiträge).

4. The aggregate compensation amounts for members of the board of directors and the executive management are deemed to be inclusive of all social security and pension contributions of the members of the board of directors, the executive management and the Company, respectively (contributions by employee and employer).

5. Die von der Generalversammlung genehmigten Vergütungen können von der Gesellschaft oder von ihr direkt oder indirekt kontrollierten Gesellschaften ausgezahlt werden.	5. The compensation approved by the shareholders' meeting may be paid by the Company or by companies being directly or indirectly controlled by the Company.

6. Die Generalversammlung führt eine Konsultativabstimmung über den vom Verwaltungsrat erstellten Vergütungsbericht durch.	6. The shareholders' meeting shall cast a consultative vote on the compensation report issued by the board of directors.

Statuten / Articles of Association	21

Artikel 20: Unabhängiger Stimmrechtsvertreter

1. Die Generalversammlung wählt einen unabhängigen Stimmrechtsvertreter. Wählbar sind natürliche Personen oder juristische Personen und andere Personengesellschaften.

Article 20: Independent Proxy 1. The shareholders' meeting elects an independent proxy. Natural persons as well as legal entities and partnerships are eligible for election.

2. Die Amtsdauer des unabhängigen Stimmrechtsvertreters endet an der nächsten ordentlichen Generalversammlung. Wiederwahl ist möglich. Seine Pflichten richten sich nach den anwendbaren gesetzlichen Bestimmungen.

2. The term of office of the independent proxy ends at the next ordinary shareholders' meeting. Re-election is possible. The duties of the independent proxy are governed by the relevant statutory provisions.

IV. Verwaltungsrat	IV. Board of Directors

Artikel 21: Anzahl, Amtsdauer, Konstituierung

1. Der Verwaltungsrat besteht aus mindestens drei (3) oder mehr Mitgliedern. Er wird in der Regel in der ordentlichen Generalversammlung und jeweils für die Dauer von einem Jahr gewählt. Die Amtsdauer der Mitglieder des Verwaltungsrates endet mit der nächsten ordentlichen Generalversammlung, bei der das Quorum erreicht wurde. Vorbehalten bleiben vorheriger Rücktritt und Abberufung. Neue Mitglieder treten in die Amtsdauer derjenigen ein, die sie ersetzen. Die Mitglieder des Verwaltungsrates sind jederzeit wieder wählbar.

Article 21: Number, Tenure, Organization

1. The board of directors consists of three (3) or more members. The members of the board of directors shall, as a rule, be elected by the ordinary shareholders' meeting in each case for a term of office of one year. The term of office of the members of the board of directors shall, subject to prior resignation and removal, expire on the next ordinary shareholders' meeting at which there is a quorum. New members assume the remaining length of term of the members they replace. The members of the board of directors may be re-elected without limitation.

2. Der Verwaltungsrat konstituiert sich selbst vorbehaltlich der Wahl des Präsidenten. Er kann einen Sekretär bezeichnen, der nicht Mitglied des Verwaltungsrates oder Aktionär sein muss.

2. The board of directors constitutes itself with the exception of the election of the chairperson. The board of directors may appoint a secretary who need not be a member of the board of directors or shareholder.

Statuten / Articles of Association	22

Artikel 22: Organisation und Protokoll 1. Sitzungsordnung, Beschlussfähigkeit (Präsenzquorum) und Beschlussfassung des Verwaltungsrats richten sich nach dem Organisationsreglement.	Article 22: Organization and Minutes 1. The organization of the meetings, the presence quorum and the passing of resolutions of the board of directors shall be in compliance with the by-laws.

2. Der Verwaltungsrat fasst seine Beschlüsse und vollzieht seine Wahlen mit der Mehrheit der abgegebenen Stimmen. Bei Stimmengleichheit hat der Vorsitzende keinen Stichentscheid.	2. The board of directors adopts its resolutions and carries out its elections by means of the simple majority of the votes cast. In case of a tie, the chairperson does not have the casting vote.

3. Sitzungen können mit elektronischen Mitteln ohne Tagungsort durchgeführt werden.	3. Meetings may be held by electronic means without a meeting venue.

4. Über die Verhandlungen und Beschlüsse des Verwaltungsrates ist ein Protokoll zu führen. Das Protokoll ist vom Vorsitzenden und vom Protokollführer des Verwaltungsrates zu unterzeichnen.	4. Minutes shall be kept of the deliberations and resolutions of the board of directors. The minutes shall be signed by the chairperson and the secretary of the meeting.

5. Beschlüsse können auch auf schriftlichem Weg auf Papier oder in elektronischer Form gefasst werden, sofern nicht ein Mitglied mündliche Beratung verlangt. Bei Beschlussfassung auf elektronischem Weg ist keine Unterschrift erforderlich. Bei Beschlüssen auf schriftlichem Weg oder in elektronischer Form ist die absolute Mehrheit des Verwaltungsrates zur Beschlussfassung erforderlich.

5. Resolutions may also be passed in writing on paper or in electronic form if no member requests that the resolution be discussed in a meeting. No signature is required if the resolutions are passed by using electronic means. Such written resolutions and resolutions in electronic form shall only pass if adopted by the absolute majority of the votes of the board of directors.

Artikel 23: Oberleitung, Delegation

1. Dem Verwaltungsrat obliegt die oberste Leitung der Gesellschaft und die Überwachung der Geschäftsführung. Er vertritt die Gesellschaft nach aussen und besorgt alle Angelegenheiten, die nicht nach Gesetz, Statuten oder Organisationsreglement einem anderen Organ der Gesellschaft übertragen sind.

Article 23: Ultimate Management, Delegation

1. The board of directors is entrusted with the ultimate management of the Company as well as the supervision of the management. It represents the Company towards third parties and attends to all matters which are not delegated to or reserved for another corporate body of the Company by law, the articles of association, or the by-laws.

Statuten / Articles of Association	23

2. Der Verwaltungsrat kann die Geschäftsführung oder einzelne Teile derselben sowie die Vertretung der Gesellschaft an eine oder mehrere Personen, die entweder Mitglieder des Verwaltungsrates oder Dritte sind, delegieren. Er kann ein Organisationsreglement erlassen, welches auch weitergehende Regelungen zur Organisation und den Kompetenzen und Pflichten des Verwaltungsrates enthalten kann.

2. The board of directors may delegate the management and the representation of the Company wholly or in part to one or several persons, being either members of the board of directors or third parties. The board of directors may adopt by-laws which may contain further provisions relating to the organization and the authorities and duties of the board of directors.

Artikel 24: Aufgaben 1. Der Verwaltungsrat hat folgende unübertragbare und unentziehbare Aufgaben:	Article 24: Duties 1. The board of directors has the following non-transferable and inalienable duties:

1. Oberleitung der Gesellschaft und Erteilung der nötigen Weisungen;

2. Festlegung der Organisation;

3. Ausgestaltung des Rechnungswesens, der Finanzkontrolle sowie der Finanzplanung;

4. Ernennung und Abberufung der mit der Geschäftsführung und der Vertretung betrauten Personen und Regelung der Zeichnungsberechtigung;

5. Oberaufsicht über die mit der Geschäftsführung betrauten Personen, namentlich im Hinblick auf die Befolgung der Gesetze, Statuten, Reglemente und Weisungen;

6. Erstellung des Geschäftsberichts sowie Vorbereitung der Generalversammlung und Ausführung ihrer Beschlüsse;

7. Einreichung eines Gesuchs um Nachlassstundung und Benachrichtigung des Gerichts im Falle der Überschuldung;

1. to ultimately manage the Company and issue the necessary directives;

2. to determine the organization;

3. to structure the accounting system, the financial control and the financial planning;

4. to appoint and remove the persons entrusted with the management and the representation of the Company and to regulate signing authorities;

5. to ultimately supervise the persons entrusted with the management, in particular with respect to compliance with the law, the articles of association, the by-laws and directives;

6. to prepare the business report as well as the shareholders' meeting and to implement the resolutions adopted by the shareholders' meeting;

7. to file an application for a composition moratorium and to notify the court in the event of over-indebtedness;

Statuten / Articles of Association	24

8. Erstellung des Vergütungsberichts;

9. Beschlussfassung über die Feststellung von Kapitalveränderungen und daraus folgende Statutenänderungen; und

10. Prüfung der gesetzlichen Anforderungen an die Revisionsstelle.

8. to prepare the compensation report; 9. to confirm changes in share capital and amend the articles of association accordingly; and 10. to examine the statutory requirements of the auditor.

2. Hat die Gesellschaft keinen unabhängigen Stimmrechtsvertreter, so ernennt der Verwaltungsrat jeweils für die Dauer bis zum Abschluss der nächsten ordentlichen Generalversammlung einen Ersatz. Der Ersatz für den Vergütungsausschuss muss ein Mitglied des Verwaltungsrats sein.

2. If the Company does not have an independent proxy, the board of directors shall appoint a substitute for the time period until the conclusion of the next ordinary shareholders' meeting. The substitute for the compensation committee must be a member of the board of directors.

Artikel 25: Verwaltungsratsausschüsse 1. Der Verwaltungsrat kann aus seiner Mitte ständige Ausschüsse wählen. Artikel 26 der Statuten bleibt vorbehalten.	Article 25: Committees of the Board of Directors 1. The board of directors may elect committees among its members. Article 26 of these articles of association remains reserved.

2. Der Verwaltungsrat bestimmt die Einzelheiten im Organisationsreglement oder in den anwendbaren Ausschussreglementen.	2. The board of directors shall determine the details in the by-laws or in the applicable committee charters.

Artikel 26: Vergütungsausschuss

1. Der Vergütungsausschuss besteht aus mindestens drei (3) Mitgliedern des Verwaltungsrates, die von der Generalversammlung gewählt werden. Die Amtsdauer der Mitglieder des Vergütungsausschusses beträgt ein Jahr und endet mit Abschluss der nächsten ordentlichen Generalversammlung. Wiederwahl ist zulässig.

Article 26: Compensation Committee

1. The compensation committee shall consist of at least three (3) members of the board of directors and shall be elected by the shareholders' meeting. The term of office of the members of the compensation committee shall be one year and shall end at the conclusion of the next ordinary shareholders' meeting. Re-election is possible.

2. Ist der Vergütungsausschuss nicht vollständig besetzt, ernennt der Verwaltungsrat aus seiner Mitte Ersatzmitglieder für eine Amtsdauer bis zum Abschluss der nächsten ordentlichen Generalversammlung.

2. If there are vacancies on the compensation committee, the board of directors may appoint substitute members from among its members for a term of office extending until completion of the next shareholders' meeting.

Statuten / Articles of Association	25

3. Der Vergütungsausschuss hat die folgenden Aufgaben in Vergütungsfragen:	3. The compensation committee has the following duties regarding compensation matters:

1. Vorbereitung und periodische Überarbeitung der Vergütungspolitik, Vergütungsstrategie und -prinzipien der Gesellschaft und der Leistungskriterien im Bereich der Vergütung und periodische Überprüfung der Umsetzung derselben sowie diesbezügliche Antragstellung und Abgabe von Empfehlungen an den Verwaltungsrat;

1. preparation and periodical review of the Company's compensation policy, compensation strategy and principles and the performance criteria related to compensation and periodical review of their implementation as well as submission of proposals and recommendations to the board of directors;

2. Antragstellung an den Verwaltungsrat betreffend Grundsätze und Struktur der Vergütungspläne für die Geschäftsleitung;	2. proposals to the board of directors regarding the principles and structure of the compensation plans for the executive management;

3. Unterstützung des Verwaltungsrats bei der Ausarbeitung der Anträge an die Generalversammlung betreffend Genehmigung der maximalen Vergütung des Verwaltungsrats sowie der maximalen Vergütung (feste Vergütung und variable Vergütung) der Mitglieder der Geschäftsleitung;

3. support the board of directors in preparing the proposals to the shareholders' meeting regarding the approval of the maximum compensation of the board of directors as well as the maximum compensation (fixed compensation and variable compensation) of the executive management;

4. Vorlage des Vergütungsberichts an den Verwaltungsrat zur Genehmigung;	4. submission of the compensation report to the board of directors for approval;

5. Information des Verwaltungsrats über Richtlinien, Programme und wichtige Entscheidungen sowie Vergleiche der Vergütungsniveaus bei wichtigen Konkurrenten;	5. information of the board of directors about policies, programs and key decisions as well as comparisons of compensation levels at key competitors;

6. regelmässige Berichterstattung an den Verwaltungsrat über Entscheidungen und Beratungen des Vergütungsausschusses; und	6. regular reporting to the board of directors on the decisions and deliberations of the compensation committee; and

7. weitere Aufgaben und Kompetenzen, die ihm vom Verwaltungsrat übertragen wurden.	7. further duties and responsibilities as delegated by the board of directors.

Statuten / Articles of Association	26

4. Der Verwaltungsrat regelt allfällige weitere Aufgaben und Zuständigkeiten des Vergütungsausschuss im Organisationsreglement oder im anwendbaren Ausschussreglements.	4. The board of directors will provide for possible further duties and responsibilities of the compensation committee in the by-laws or applicable committee charter.

V. Revisionsstelle	V. Auditor

Artikel 27: Wahl, Anforderungen 1. Die Generalversammlung wählt eine Revisionsstelle. Die Revisionsstelle ist in das Handelsregister einzutragen.	Article 27: Election, Qualification 1. The shareholders' meeting elects an auditor. The auditors must be registered in the commercial register.

2. Die Gesellschaft hat ihre Jahresrechnung durch eine Revisionsstelle ordentlich prüfen zu lassen.	2. The auditors shall perform a regular audit of the Company's annual financial statements.

3. Der Verwaltungsrat ist verpflichtet, die Einhaltung dieser Bestimmungen zu überwachen und der Generalversammlung eine Revisionsstelle zur Wahl vorzuschlagen, welche die entsprechenden Anforderungen erfüllt, insbesondere hinsichtlich fachlicher Qualifikation und Unabhängigkeit gemäss den Vorschriften des OR (Art. 727 ff.) und Revisionsaufsichtsgesetzes vom 16. Dezember 2005 in der jeweiligen Fassung.

3. The board of directors shall monitor compliance with these provisions and nominate for election by the shareholders' meeting such auditors which meet the respective requirements, in particular, regarding qualification and independence pursuant to the provisions of the CO (art. 727 et seqq.) and the Swiss Audit Supervision Act of 16 December 2005 in the relevant applicable version.

4. Die Revisionsstelle wird für ein Geschäftsjahr gewählt. Ihr Amt endet mit der Abnahme der letzten Jahresrechnung. Eine Wiederwahl ist möglich. Eine Abberufung ist nur aus wichtigen Gründen möglich.

4. The auditor is elected for one business year. Its term of office terminates with the approval of the last financial statements. A re-election is possible. A dismissal is only possible for important reasons.

5. Die Revisionsstelle hat die Rechte und Pflichten gemäss Art. 728 ff. OR.	5. The auditors' rights and obligations are those foreseen in art. 728 et seqq. of the CO.

Statuten / Articles of Association	27

Artikel 28: Aufgaben 1. Wird eine Revisionsstelle bestimmt, obliegen ihr die gesetzlichen Rechte und Pflichten gemäss Art. 727 ff. OR.	Article 28: Duties 1. If an auditor is elected, its rights and obligations are those set forth in art. 727 et seqq. of the CO.

2. Erfolgt eine ordentliche Revision, so muss die Revisionsstelle an der Generalversammlung anwesend sein.	2. If an ordinary audit has taken place, the statutory auditor must be present at the shareholders' meeting.

VI. Vergütungen und damit zusammenhängende Bestimmungen	VI. Compensation and Related Provisions

Artikel 29: Zulässige weitere Tätigkeiten

1. Die Mitglieder des Verwaltungsrats dürfen je die folgenden weiteren Tätigkeiten in vergleichbaren Funktionen bei anderen Unternehmen mit wirtschaftlichem Zweck ausüben:

Article 29: Permitted Additional Activities 1. The members of the board of directors may have the following other functions in comparable positions in other companies with commercial objects:

1. maximal sieben (7) Mandate als Verwaltungsratsmitglied oder als Mitglied anderer oberster Leitungs- oder Verwaltungsorgane von börsenkotierten Unternehmen; sowie zusätzlich	1. up to seven (7) mandates as member of the board of directors or any other executive management or administrative body of listed companies; and, in addition

2. maximal fünfzehn (15) Mandate als Verwaltungsratsmitglied oder als Mitglied anderer oberster Leitungs- oder Verwaltungsorgane von Rechtseinheiten, welche nicht börsenkotiert sind.	2. up to fifteen (15) mandates as member of the board of directors or any other executive management or administrative body of legal entities that are not listed.

2. Die Mitglieder der Geschäftsleitung dürfen mit Genehmigung des Verwaltungsrates je die folgenden weiteren Tätigkeiten in vergleichbaren Funktionen bei anderen Unternehmen mit wirtschaftlichem Zweck ausüben:

2. With the approval of the board of directors, the members of the executive management may have the following other functions in comparable positions in other companies with commercial objects:

1. maximal zwei (2) Mandate als Verwaltungsratsmitglied oder als Mitglied eines anderen obersten Leitungs- oder Verwaltungsorgans von börsenkotierten Unternehmen; sowie zusätzlich	1. up to two (2) mandates as member of the board of directors or any other executive management or administrative body of listed companies; and, in addition

Statuten / Articles of Association	28

2. maximal sechs (6) Mandate als Verwaltungsratsmitglied oder als Mitglied anderer oberster Leitungs- oder Verwaltungsorgane in weiteren Rechtseinheiten, welche nicht börsenkotiert sind.	2. up to six (6) mandates as member of the board of directors or any other executive management or administrative body of other legal entities that are not listed.

3. Die folgenden Mandate fallen nicht unter die Beschränkungen gemäss Absatz 1 und Absatz 2 dieses Artikel 29:	3. The following mandates shall not be subject to the limitations set forth in paragraphs 1 and 2 of this article 29:

1. Mandate in Unternehmen, die durch die Gesellschaft kontrolliert werden, die die Gesellschaft kontrollieren oder die mit der Gesellschaft unter gemeinsamer Kontrolle stehen;	1. mandates in companies which are controlled by the Company, which control the Company or which are under common control with the Company;

2. Mandate, die auf Anordnung der Gesellschaft oder von dieser kontrollierten Gesellschaften wahrgenommen werden, kein Mitglied des Verwaltungsrates oder der Geschäftsleitung darf jedoch mehr als zehn (10) solche Mandate wahrnehmen; und

2. mandates held at the request of the Company or companies controlled by it, provided however that no member of the board of directors or the executive management shall hold more than ten (10) such mandates; and

3. Mandate in Vereinen oder Verbänden, gemeinnützigen Organisationen, Stiftungen, Personalfürsorgestiftungen und ähnlichen Einrichtungen. Kein Mitglied des Verwaltungsrates oder der Geschäftsleitung kann mehr als fünfzehn (15) solche Mandate wahrnehmen.

3. mandates in associations or federations, charitable organizations, foundations, employee welfare foundations and other similar organizations. No member of the board of directors or the executive management shall hold more than fifteen (15) such mandates.

Statuten / Articles of Association	29

Artikel 30: Verträge, die den Vergütungen für Mitglieder des Verwaltungsrates und der Geschäftsleitung zugrunde liegen

1. Die Gesellschaft oder von ihr kontrollierte Gesellschaften können mit Mitgliedern des Verwaltungsrates unbefristete oder befristete Mandatsverträge oder andere Verträge über deren Vergütung als Verwaltungsräte abschliessen. Die Dauer von befristeten Verträgen darf die Amtsdauer eines Verwaltungsrates nicht überschreiten. Eine Erneuerung eines befristeten Vertrages ist zulässig.

Article 30: Agreements related to Compensation of Members of the Board of Directors and the Executive Management

1. The Company or companies under its control may enter into mandate or other agreements with the members of the board of directors regarding their compensation as directors for a fixed term or for an indefinite term. The duration of fixed term agreements may not exceed a director's term of office. A renewal of a fixed term agreement is permissible.

2. Die Gesellschaft oder von ihr kontrollierte Gesellschaften können mit Mitgliedern der Geschäftsleitung unbefristete oder befristete Arbeitsverträge oder andere Verträge über deren Vergütung als Mitglieder der Geschäftsleitung abschliessen. Befristete Verträge haben eine Höchstdauer von einem (1) Jahr. Die Erneuerung eines befristeten Vertrages ist zulässig. Unbefristete Verträge haben eine Kündigungsfrist von maximal zwölf (12) Monaten.

2. The Company or companies under its control may enter into employment agreements or other agreements with the members of the executive management regarding their compensation as members of the executive management for an indefinite period or a fixed term. If the board of directors considers a fixed term appropriate, such fixed term shall not exceed one (1) year. The renewal of a fixed term agreement is permissible. Employment agreements for an indefinite term shall have a notice period of maximum twelve (12) months.

3. Mitglieder der Geschäftsleitung können während der Kündigungsfrist von ihrer Arbeitspflicht befreit werden. Des Weiteren ist es zulässig, dass die Gesellschaft oder von ihr kontrollierte Gesellschaften Aufhebungs- oder ähnliche Vereinbarungen abschliessen.

3. Members of the executive management may be released from their obligation of work during the notice period. Further, it shall be permissible for the Company or companies under its control to enter into termination or similar agreements.

4. Die Vereinbarung von Konkurrenzverboten mit Mitgliedern der Geschäftsleitung für die Zeit nach Beendigung eines Arbeitsvertrags und deren Abgeltung ist zulässig, soweit dies geschäftsmässig begründet ist. Die Abgeltung eines solchen Konkurrenzverbots darf den Durchschnitt der Vergütung der letzten drei (3) Geschäftsjahre nicht übersteigen.

4. Non-competition obligations for the time following termination of an employment contract with members of the executive management and the associated compensation are permitted to the extent that they are justified from a business perspective. The compensation for such a non-competition obligations shall not exceed the average compensation of the last three (3) financial years.

Statuten / Articles of Association	30

Artikel 31: Grundsätze der Vergütungen für die Mitglieder des Verwaltungsrates

1. Die Vergütung der Mitglieder des Verwaltungsrates besteht, unter Vorbehalt der Genehmigung durch die Generalversammlung, aus einer fixen Vergütung und kann auch variable Vergütungselemente umfassen. Die fixe Vergütung umfasst ein fixes Grundhonorar und fixe Entschädigungen für den Vorsitz und die Mitgliedschaften in den Verwaltungsratsausschüssen oder für Funktionen des Verwaltungsrats sowie eine pauschale Spesenentschädigung, die jeweils vom Gesamtverwaltungsrat auf Antrag des Vergütungsausschusses unter Vorbehalt und im Rahmen der durch die Generalversammlung genehmigten maximalen Gesamtvergütung festzusetzen sind. Eine variable Vergütung umfasst erfolgsabhängige Vergütungselemente und Finanzinstrumente (z.B. performance stock units (PSU)) und richtet sich nach dem Erreichungsgrad bestimmter vom Verwaltungsrat im Voraus definierter strategischer und finanzieller Unternehmensziele über eine vom Verwaltungsrat festzulegende Leistungsperiode. Die Vergütung der Verwaltungsratsmitglieder wird in bar, in Form von Beteiligungsinstrumenten der Gesellschaft und anderen Leistungen ausgerichtet.

Article 31: Principles of Compensation relating to the Members of the Board of Directors

1. Subject to approval by the shareholder's meeting, the compensation of the members of the board of directors consists of fixed compensation elements and may include variable compensation elements. The fixed compensation consists of a fixed base fee and fixed fees for chairpersonship and memberships in board committees or for roles of the board of directors as well as a lump sum compensation for expenses which are determined by the full board of directors based on the proposal of the compensation committee, subject to and within the limits of the aggregate maximum amounts approved by the shareholder's meeting. The variable compensation consists of performance-related compensation elements and financial instruments (e.g. performance stock units (PSU)) and depends on the achievement of strategic and/or financial targets set in advance by the board of directors over the course of a performance period defined by the board of directors. The compensation is awarded in cash, in form of equity instruments in the Company and other benefits.

2. Sofern die Vergütung ganz oder teilweise in Form von Beteiligungsinstrumenten ausbezahlt wird, legt der Verwaltungsrat die Zuteilungsbedingungen, Vesting-Bedingungen, Ausübungsbedingungen und -fristen sowie allfällige Sperrfristen und Verfallsbedingungen fest.

2. In case the compensation is paid in whole or in part in equity instruments, the board of directors shall determine the grant, vesting, exercise, selling, and forfeiture restrictions and conditions.

Statuten / Articles of Association	31

3. Die Mitglieder des Verwaltungsrats können zusätzlich für Beratungsleistungen zugunsten der Gesellschaft oder anderer Konzerngesellschaften, die sie nicht in ihrer Funktion als Mitglied des Verwaltungsrats erbringen, nach marktüblichen Ansätzen in bar entschädigt werden unter Vorbehalt der Genehmigung durch die Generalversammlung.

3. The members of the board of directors providing consulting services to the Company or any of its group companies in a function other than as members of the board of directors may be compensated in cash according to standard market rates subject to approval by the shareholders' meeting.

Artikel 32: Grundsätze der Vergütungen für die Mitglieder der Geschäftsleitung

1. Die Vergütung der Mitglieder der Geschäftsleitung besteht, unter Vorbehalt der Genehmigung durch die Generalversammlung, aus einer fixen Vergütung sowie einer variablen Vergütung. Die fixe Vergütung umfasst das Grundgehalt und kann weitere Vergütungselemente und Leistungen umfassen. Die variable Vergütung kann aus kurzfristigen und langfristigen Vergütungselementen bestehen. Die Vergütung der Mitglieder der Geschäftsleitung wird in bar, in Form von Beteiligungsinstrumenten der Gesellschaft und anderen Leistungen ausgerichtet.

Die kurzfristige variable Vergütung richtet sich nach dem Erreichungsgrad bestimmter vom Verwaltungsrat im Voraus definierter Ziele über eine einjährige Leistungsperiode, die in der Regel dem Geschäftsjahr der Gesellschaft entspricht. Die Ziele werden für jedes Geschäftsleitungsmitglied unter Berücksichtigung seiner/ihrer Position, Verantwortung und Aufgaben jährlich vor oder zu Beginn der einjährigen Leistungsperiode vom Verwaltungsrat festgelegt. Auszahlungen unterliegen Obergrenzen, die als festgelegte Multiplikatoren der jeweiligen Zielwerte ausgedrückt werden können.

Article 32: Principles of Compensation relating to the Members of the Executive Management

1. Subject to approval by the shareholders' meeting, compensation for members of the executive management consists of fixed base compensation as well as variable compensation. The fixed compensation consists of the base compensation and may comprise additional compensation elements and benefits. The variable compensation may consist of short-term and long-term components. Compensation to members of the executive management may be awarded in cash, in form of equity instruments in the Company and other benefits.

The short-term variable compensation depends on the achievement of targets set in advance by the board of directors over the course of a one-year performance period, which typically corresponds with the business year of the Company. Targets shall be determined on an annual basis for each member of the executive management, taking into account his/her position, responsibilities, and tasks, before or at the beginning of the one-year performance period. Pay-outs shall be subject to caps that may be expressed as pre-determined multipliers of the respective target levels.

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2. Die langfristige variable Vergütung berücksichtigt den nachhaltigen, langfristigen Erfolg und die strategischen Ziele der Gesellschaft. Erfolge werden üblicherweise anhand eines Zeitraumes von mehreren Jahren gemessen. Die langfristigen variablen Vergütungszahlungen unterliegen Obergrenzen, die als festgelegte Multiplikatoren der jeweiligen Zielwerte ausgedrückt werden können.

2. The long-term variable compensation shall take into account the sustainable long-term performance and strategic objectives of the Company. Achievements are generally measured based on a period of several years. The long-term compensation pay-outs shall be subject to caps that may be expressed as pre-determined multipliers of the respective target levels.

3. Der Verwaltungsrat legt auf Antrag des Vergütungsausschusses Leistungskennzahlen, Zielhöhe und Zielerreichungsgrad sowie Zuteilungsbedingungen, Vesting-Bedingungen, Ausübungsbedingungen und -fristen sowie allfällige Sperrfristen und Verfallsbedingungen in Bezug auf zuzuteilende Beteiligungsinstrumente. Die Bedingungen können insbesondere vorsehen, dass aufgrund des Eintritts im Voraus bestimmter Ereignisse wie eines Kontrollwechsels oder der Beendigung eines Arbeits- oder Mandatsverhältnisses Vesting-Bedingungen, Ausübungsbedingungen und -fristen, Sperrfristen und Verfallsbedingungen weiter gelten, verkürzt oder aufgehoben werden, Vergütungen unter Annahme der Erreichung der Zielwerte ausgerichtet werden oder Vergütungen verfallen. Die Gesellschaft kann die erforderlichen Beteiligungsinstrumente auf dem Markt erwerben oder unter Nutzung ihres bedingten Kapitals bereitstellen.

3. The board of directors shall, at the request of the compensation committee, determine the performance metrics, target levels and target achievement as well as determine grant, vesting, exercise, selling, and forfeiture restrictions and conditions and periods in relation to equity instruments to be awarded. In particular, the conditions may provide for continuation, acceleration or removal of vesting, exercise, restriction and forfeiture conditions and periods, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of pre-determined events such as a change-of-control or termination of an employment or mandate agreement. The Company may procure the required equity instruments through purchases in the market or by using conditional share capital.

4. Die Vergütung kann durch die Gesellschaft oder durch von ihr kontrollierte Gesellschaften ausgerichtet werden.	4. Compensation may be paid by the Company or companies under its control.

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Artikel 33: Schadloshaltung

1. Unter Vorbehalt des OR und anderer anwendbarer Gesetze hält die Gesellschaft aktuelle und ehemalige Mitglieder des Verwaltungsrates und der Geschäftsleitung sowie deren Erben und gesetzlichen Vertreter für alle zulässigen Sanktionen, für die eine solche Person haftet oder haftbar gemacht werden kann, schadlos, und die Gesellschaft erstattet nach dem endgültigen Abschluss eines rechtmässigen Verfahrens die tatsächlich und angemessen angefallenen Auslagen, die dieser Person im Zusammenhang mit diesem Verfahren entstanden sind, vorausgesetzt , dass sich diese Schadloshaltung nicht auf Angelegenheiten bezieht, bei denen ein zuständiges Gericht bzw. zuständige Verwaltungsbehörde in einem nicht weiterziehbaren Entscheid befunden hat, dass eine dieser Personen ihre gesetzlichen Pflichten als Mitglied des Verwaltungsrates oder der Geschäftsleitung absichtlich oder grobfahrlässig verletzt hat.

Vorbehältlich jeglicher Beschränkungen im OR oder anderen anwendbaren Gesetzen kann die Gesellschaft jede weitere Personen schadlos halten.

2. Für die Zwecke dieser Statuten bedeutet "zulässigen Sanktionen" ein Urteil, eine Geldstrafe oder eine Geldbusse, die in einem zulässigen Verfahren verhängt oder auferlegt wurde, oder ein Betrag, der im Rahmen eines Vergleichs für ein solches Verfahren gezahlt wurde.

Für die Zwecke dieser Statuten bedeutet "zulässiges Verfahren" ein drohendes, hängiges oder abgeschlossenes Gerichtsverfahren oder eine Untersuchung, in der ein aktuelles oder ehemaliges Verwaltungsratsmitglied oder ein aktuelles oder ehemaliges Geschäftsleitungsmitglied ("berechtigte Partei") oder deren Erbe oder gesetzlicher Vertreter der berechtigten Partei aufgrund der Tatsache, dass die berechtigte Partei Verwaltungsratsmitglied oder Geschäftsleitungsmitglied der Gesellschaft ist bzw. war, (i) als Partei vorgeladen ist oder werden kann, oder (ii) haftbar gemacht wird oder werden kann für ein Urteil, eine Geldstrafe oder Geldbusse oder für Kosten, Aufwendungen und Ausgaben im Zusammenhang mit dem Verfahren (einschliesslich Rechts- und anderer Gebühren, jedoch ohne Urteile, Geldstrafen, Geldbussen oder Beträge, die im Rahmen eines Vergleichs eines Verfahrens gezahlt wurden).

Article 33:  Indemnification

1. Subject to the CO and other applicable law, the Company shall indemnify the existing and former members of the board of directors and executive management of the Company, and their heirs, and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company shall, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding, provided, however, that this indemnity shall not extend to any matter in which any of said persons is found, in a final judgment or decree of a court or governmental or administrative authority of competent jurisdiction not subject to appeal, to have committed an intentional or grossly negligent breach of his or her statutory duties as a member of the board of directors or executive management of the Company.

Subject to any restrictions in the CO or other applicable law, the Company may indemnify any person.

2. For the purposes of these articles of association, "eligible penalty" means a judgement, penalty or fine awarded or imposed in, or an amount paid for in settlement of, an eligible proceeding.

For the purposes of these articles of association, "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director or former director or member of executive management or former member of executive management (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or member of executive management of the Company (i) is or may be joined as a party, or (ii) is or may be liable for or in respect of a judgement, penalty or fine in, or costs, charges, and expenses (including legal and other fees, but excluding judgements, penalties, fine or amounts paid in settlement of a proceeding) related to the proceeding.

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Artikel 34: Darlehen, Kredite, Vorsorgeleistungen ausserhalb der beruflichen Vorsorge, Sicherheiten

1. Die Gesellschaft oder von ihr kontrollierte Gesellschaften dürfen den Mitgliedern des Verwaltungsrats und der Geschäftsleitung keine Darlehen gewähren.

Article 34: Loans, Credits, Pension Benefits other than from Occupational Pension Funds, Securities

1. The Company or companies under its control shall not grant any loans to members of the board of directors or the executive management.

2. Die Gesellschaft oder von ihr kontrollierte Gesellschaften können den Mitgliedern des Verwaltungsrates und der Geschäftsleitung über die berufliche Vorsorge hinausgehende Vorsorgeleistungen gewähren, welche die zuletzt ausbezahlte jährliche Vergütung des jeweiligen Mitglieds des Verwaltungsrates oder der Geschäftsleitung nicht übersteigen.

2. The Company or companies controlled by it may grant to members of the board of directors and the executive management post-retirement benefits beyond the occupational benefit schemes, which do not exceed the annual compensation of the respective member of the board of directors or the executive management last paid.

Artikel 35: Zusatzbetrag für Vergütungen für neue Mitglieder der Geschäftsleitung

1. Soweit neue Mitglieder der Geschäftsleitung ernannt werden und ihre Stelle antreten, nachdem die Generalversammlung die maximale Gesamtvergütung für die Mitglieder der Geschäftsleitung für das kommende Geschäftsjahr genehmigt hat, darf die Gesellschaft und von ihr kontrollierte Gesellschaften diesen neuen Mitgliedern eine Vergütung von je maximal 40% der von der Generalversammlung letztmals für die Geschäftsleitung genehmigten maximalen Gesamtvergütung ausgerichtet werden.

Article 35: Additional Amounts of Compensation for new Members of the Executive Management

1. If newly appointed members of the executive management take office after the shareholders' meeting has approved the aggregate maximum amount of compensation of the members of the executive management for the next business year, such newly appointed members may receive from the Company or companies under its control, a compensation in each case of up to 40% of the last aggregate maximum amount of compensation for the executive management approved by the shareholders' meeting.

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2. Dieser Zusatzbetrag darf nur verwendet werden, wenn der von der Generalversammlung beschlossene Gesamtbetrag der Vergütungen der Geschäftsleitung bis zur nächsten ordentlichen Generalversammlung nicht ausreicht für Vergütungen der neuen Mitglieder. Über den verwendeten Zusatzbetrag stimmt die Generalversammlung nicht ab.

2. This additional amount of compensation may only be paid, if the aggregate amount of compensation for the executive management that has been approved by the shareholders' meeting until the next shareholders' meeting is not sufficient to compensate the newly appointed members. The shareholders' meeting may not vote on this additional amount.

3. Die Gesellschaft darf im Rahmen dieses Zusatzbetrags einem neu eintretenden Mitglied der Geschäftsleitung eine zusätzliche einmalige Vergütung in bar und/oder in Form von Beteiligungsinstrumenten zum Ausgleich von durch den Stellenwechsel erlittenen Nachteilen gewähren. Reicht der Zusatzbetrag zum Ausgleich der genannten Nachteile nicht aus, so ist der den Zusatzbetrag übersteigende Betrag der Antrittsprämie durch die nächste ordentliche Generalversammlung zu genehmigen.

3. Within this additional amount of compensation, the Company can provide additional one-off remuneration in cash and/or equity instruments to compensate a newly joining member of the executive management for disadvantages incurred in connection with the change of employment. If the additional amount is not sufficient to compensate for the disadvantages, the part of the bonus surpassing the additional amount has to be approved by the next ordinary shareholders' meeting.

VII. Verschiedenes	VII. Miscellaneous

Artikel 36: Geschäftsjahr, Jahresrechnung 1. Der Verwaltungsrat bestimmt den Beginn und das Ende eines Geschäftsjahrs.	Article 36: Business Year, Financial Statements 1. The board of directors determines the beginning and the end of the business year.

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2. Die Jahresrechnung, bestehend aus der Erfolgsrechnung, der Bilanz und dem Anhang, wird gemäss den Vorschriften des OR aufgestellt.	2. The financial statements, consisting of the profit and loss statement, the balance sheet and the annex, shall be drawn up in accordance with the provisions of the CO.

Artikel 37: Mitteilungen und Bekanntmachungen 1. Publikationsorgan der Gesellschaft ist das Schweizerische Handelsamtsblatt (SHAB). Der Verwaltungsrat kann weitere Publikationsorgane bestimmen.	Article 37: Notices and Announcements 1. The publication instrument of the Company is the Swiss Official Gazette of Commerce. The board of directors may determine other organs of publication.

2. Mitteilungen der Gesellschaft an die Aktionäre sowie andere Bekanntmachungen erfolgen durch Publikation im Schweizerischen Handelsamtsblatt (SHAB) und/oder können stattdessen oder zusätzlich versandt werden (i) per Brief an ihre im Aktienregister eingetragenen Adressen, der mit normaler Post verschickt wird, (ii) per E-Mail oder (iii) in einer anderen Form, die der Verwaltungsrat für angemessen hält.

2. Notices by the Company to the shareholders and other announcements may be validly given by publication in the Swiss Official Gazette of Commerce and/or instead or in addition be sent (i) by letter to the addresses registered in the share register sent by ordinary mail, (ii) by e-mail, or (iii) in any other form the board of directors deems appropriate.

Artikel 38: Liquidation 1. Die Liquidation wird durch den Verwaltungsrat durchgeführt, sofern sie nicht durch die Generalversammlung anderen Personen übertragen wird.	Article 38: Liquidation 1. The liquidation shall be carried out by the board of directors to the extent that the shareholders' meeting has not entrusted the same to other persons.

2. Die Liquidation der Gesellschaft erfolgt nach Massgabe der Art. 742 ff. OR. Die Liquidatoren sind ermächtigt, Aktiven (Grundstücke eingeschlossen) auch freihändig zu verkaufen.	2. The liquidation of the Company shall take place in accordance with art. 742 et seq. CO. The liquidators are authorized to dispose of the assets (including real estate) by way of private contract.

Artikel 39: Gerichtsstand 1. Der ausschliessliche Gerichtsstand für sämtliche aus dem Gesellschaftsverhältnis entstehenden Streitigkeiten befindet sich am Sitz der Gesellschaft.	Article 39: Jurisdiction 1. The exclusive place of jurisdiction for all disputes arising from the corporate relationship shall be at the registered office of the Company.

2. Unbeschadet des im vorstehenden Absatz vereinbarten Gerichtsstands kann die Gesellschaft, falls sie es vorzieht, ihre Organe oder Aktionäre an deren ordentlichem Gerichtsstand bei dem sachlich zuständigen Gericht belangen.

2. Without prejudice to the place of jurisdiction agreed in the preceding paragraph, the Company may, if it so prefers, take legal action against its executive bodies or shareholders before the competent court at their ordinary place of jurisdiction.

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Artikel 40: Verbindlicher Originaltext Massgebender Text der vorliegenden Statuten ist der deutsche Text.	Article 40: Original Text Binding The authoritative text of these articles of association is the German text.

Zug, Schweiz, 19. Juni 2025	Zug, Switzerland, 19 June 2025

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